   As filed with the Securities and Exchange Commission on December 16, 2002



                                                     Registration No. 333-100567



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                  FORM N-8B-2


                         [PRE-EFFECTIVE AMENDMENT NO. 1]


                              SEPARATE ACCOUNT N OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                           (Exact name of Registrant)

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                               James D. Gallagher
                          Secretary and General Counsel

                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                                Boston, MA 02108

                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007


Title of Securities Being Registered: Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              Separate Account N of
                The Manufacturers Life Insurance Company (U.S.A.)
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM

N-8B-2

ITEM NO.       CAPTION IN PROSPECTUS

1           Cover Page; General Information About Manufacturers (Separate
            Account N)

2           Cover Page; General Information About Manufacturers (Manufacturers
            (U.S.A.))

3           *

4           Other Information (Distribution of the Policy)

5           General Information About Manufacturers Life (Separate Account N)

6           General Information About Manufacturers (Separate Account N)

7           *

8           *

9           Other Information (Litigation)

10 Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Provisions of the Policy; Other Information

11          General Information About Manufacturers (Manufacturers Investment
            Trust)

12          General Information About Manufacturers (Manufacturers Investment
            Trust)

13          Charges and Deductions

14 Issuing A Policy; Other Information (Responsibilities Assumed By Manufacturers Life)

15          Issuing A Policy

16          General Information About Manufacturers (Manufacturers Investment
            Trust)

17          Policy Surrender and Partial Withdrawals

18          General Information About Manufacturers

19 Other Information (Reports to Policyholders; Responsibilities Assumed By Manufacturers Life)

20          *

21          Policy Loans

22          *

23          **

24          Other Provisions of the Policy

25          General Information About Manufacturers (Manufacturers U.S.A.)

26          *

27          General Information About Manufacturers (Manufacturers U.S.A.);
            Other Information (Distribution of the Policy)

28          Other Information (Officers and Directors)

29          General Information About Manufacturers (Manufacturers U.S.A.)

30          *

31          *

32          *

33          *

34          *

35          **

36          *

37          *

38 Other Information (Distribution of the Policies; Responsibilities of Manufacturers Life)

39          Other Information (Distribution of the Policies)

40          *

41          Other Information (Distribution of the Policy)

42          Other Information (Distribution of the Policy)

43          *

44          Policy Values -- Determination of Policy Value; Units and Unit
            Values)

45          *

46 Policy Surrender and Partial Withdrawals; Other Information -- Payment of Proceeds)

47          General Information About Manufacturers (Manufacturers Investment
            Trust)

48          *

49          *

50          General Information About Manufacturers

51 Issuing a Policy; Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Policy Provisions

52          Other Information (Substitution of Portfolio Shares)

53          General Information About Manufacturers Life (Separate Account N);
            Tax Treatment of the Policy

54          *

55          *

56          *

57          *

58          *

59          Financial Statements

* Omitted since answer is negative or item is not applicable.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS
SEPARATE ACCOUNT N OF THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                              VENTURE CORPORATE VUL
                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This prospectus describes Venture Corporate VUL, a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company (U.S.A.) (the "Company," "Manulife USA," "we" or "us") to individuals, corporations, trusts, associations, or similar entities (the "applicant", "policyholder" or "you").

The Policy is designed for use by corporations and other employers to provide life insurance and to fund other employee benefits.

The Policy is designed to provide lifetime insurance protection together with flexibility as to the timing and amount of premium payments, the investments underlying the Policy Value, and the amount of insurance coverage. The insurance benefit is payable at the life insured's death to the Policy's beneficiary. The Policy also provides a Net Cash Surrender Value available to you by surrendering the Policy or by taking policy loans and partial withdrawals. The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to cover charges assessed against the Policy.

Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manulife USA's Separate Account N (the "Separate Account") to which you allocate net premiums. The assets of each sub-account will be used to purchase Series I shares (formerly referred to as "Class A shares") of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding statement of additional information, describe the investment objectives of the Portfolios. Other sub-accounts and Portfolios may be added in the future.

THIS POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES. PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE.

The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The Manufacturers Life Insurance Company (U.S.A.)
                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304


                  THE DATE OF THIS PROSPECTUS IS [_____], 2002.



CVUL [___/2003]

TABLE OF CONTENTS


Policy Summary.................................................................................5
   General.....................................................................................5
   Death Benefits..............................................................................5
   Premiums....................................................................................5
   Policy Value................................................................................5
   Policy Loans................................................................................5
   Surrender and Partial Withdrawals...........................................................5
   Lapse and Reinstatement.....................................................................5
   Charges and Deductions......................................................................6
   Investment Options and Investment Advisers..................................................6
   Table of Charges and Deductions.............................................................7
   Table of Investment Management Fees and Expenses............................................7
   Table of Investment Options and Investment Subadvisers.....................................10
General Information about  Manulife USA, the Separate Account and the Trust...................12
   Manulife USA...............................................................................12
   The Separate Account.......................................................................12
   The Trust..................................................................................13
   Investment Objectives of the Portfolios....................................................13
Issuing A Policy..............................................................................17
   Use of the Policy..........................................................................17
   Requirements...............................................................................17
   Temporary Insurance Agreement..............................................................18
   Underwriting...............................................................................18
   Right to Examine the Policy................................................................18
Death Benefits................................................................................19
   Life Insurance Qualification...............................................................19
   Death Benefit Options......................................................................22
   Changing the Death Benefit Option..........................................................23
   Changing the Face Amount and Scheduled Death Benefits......................................23
Premium Payments..............................................................................25
   Initial Premiums...........................................................................25
   Subsequent Premiums........................................................................26
   Premium Limitations........................................................................26
   Premium Allocation.........................................................................26
Charges and Deductions........................................................................26
   Premium Load...............................................................................26
   Sales Load or Surrender Charge.............................................................27
   Monthly Deductions.........................................................................28
   Asset Based Risk Charge Deducted from Investment Accounts..................................28
   Reduction in Charges and Enhanced Surrender Values.........................................29
   Company Tax Considerations.................................................................29
Policy Value..................................................................................29
   Determination of the Policy Value..........................................................29
   Units and Unit Values......................................................................29
   Transfers of Policy Value..................................................................30
Policy Loans..................................................................................30
   Interest Charged on Loans..................................................................31
   Loan Account...............................................................................31
Policy Surrender and Partial Withdrawals......................................................31
   Policy Surrender...........................................................................31
   Partial Withdrawals........................................................................31
Lapse and Reinstatement.......................................................................32
   Lapse......................................................................................32
   Reinstatement..............................................................................32
The General Account...........................................................................32
   Fixed Account..............................................................................32
Other Provisions of the Policy................................................................33
   Policyholder Rights........................................................................33
   Beneficiary................................................................................33

   Incontestability...........................................................................33
   Misstatement of Age or Sex.................................................................33
   Suicide Exclusion..........................................................................33
   Supplementary Benefits.....................................................................33
Tax Treatment of the Policy...................................................................33
   Life Insurance Qualification...............................................................34
   Tax Treatment of Policy Benefits...........................................................35
   Alternate Minimum Tax......................................................................38
   Income Tax Reporting.......................................................................38
Other Information.............................................................................38
   Payment of Proceeds........................................................................38
   Reports to Policyholders...................................................................38
   Distribution of the Policies...............................................................38
   Responsibilities of MFC....................................................................39
   Voting Rights..............................................................................39
   Substitution of Portfolio Shares...........................................................39
   Records and Accounts.......................................................................40
   State Regulations..........................................................................40
   Litigation.................................................................................40
   Independent Auditors.......................................................................40
   FINANCIAL STATEMENTS.......................................................................40
   Further Information........................................................................40
   Officers and Directors.....................................................................41
APPENDIX A - DEFINITIONS....................................................................
Appendix  B - Illustrations.................................................................
Appendix  C Audited Financial Statements.....................................................


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST.

THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED THEREIN. NO CLAIM IS MADE THAT THIS VARIABLE LIFE INSURANCE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

POLICY SUMMARY

GENERAL

The Policy is a flexible premium variable universal life insurance policy. This summary provides a general description of the important features of the Policy. It is not comprehensive and is qualified in its entirety by the more detailed information contained in this prospectus. Unless otherwise stated or implied by the context, the discussions in this prospectus assume that the Policy has not gone into default, there is no outstanding Policy Debt and the Death Benefit is not determined by the Minimum Death Benefit percentage. The Policy's provisions may vary in some states. The terms of the Policy and any endorsements or riders will supersede the disclosure in this prospectus.

DEATH BENEFITS

The Policy provides a Death Benefit in the event of the death of the life insured while the Policy is in force. The basic Death Benefit amount is the Face Amount, which is provided for the lifetime of the life insured with no maturity or expiration date. There may be other amounts added to the Death Benefit as described below.

FLEXIBLE TERM INSURANCE OPTION

You may add a flexible term insurance option rider (the "FTIO Rider") to the Policy to provide additional term life insurance coverage on the life insured. Cost of insurance rates are less than or equal to those of the Policy and no Sales Loads or Surrender Charges will apply. However, unlike the Face Amount of the Policy, the FTIO Rider will terminate at the life insured's Attained Age
100. The FTIO Rider also offers the flexibility to schedule varying Death Benefit amounts on future dates (the "Scheduled Death Benefits").

DEATH BENEFIT OPTIONS

There are two Death Benefit Options. Option 1 provides a Death Benefit equal to the Face Amount of the Policy or the Scheduled Death Benefits of the FTIO Rider or, if greater, the Minimum Death Benefit. Option 2 provides a Death Benefit equal to the Face Amount or the Scheduled Death Benefits, plus the Policy Value or, if greater, the Minimum Death Benefit. You may change the Death Benefit Option and increase or decrease the Face Amount and Scheduled Death Benefits.

PREMIUMS

Premium payments may be made at any time prior to Attained Age 100 and in any amount, subject to certain limitations (see "Premium Payments - Premium Limitations") Net Premiums will be allocated to one or more of the Investment Options described below. You may change allocations and make transfers among the accounts subject to limitations described below.

POLICY VALUE

The Policy Value is the accumulation of premiums paid, less charges and deductions we take for expenses and cost of insurance, plus or minus the investment returns of the accounts to which the Policy Value has been allocated. You may obtain a portion of the Policy Value by taking a policy loan or a partial withdrawal or by full surrender of the Policy.

POLICY LOANS

You may borrow against the Net Cash Surrender Value of the Policy. Loan interest will accrue daily and be payable in arrears on each Policy Anniversary. The Policy Debt will be deducted from amounts payable at the life insured's death or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS

You may make a partial withdrawal of Policy Value. It may result in a decrease in the Face Amount and Scheduled Death Benefits and assessment of a portion of the Surrender Charges. You may surrender the Policy for its Net Cash Surrender Value at any time.

LAPSE AND REINSTATEMENT

A Policy will lapse and terminate without value when the Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without an adequate premium payment from you. You may reinstate a lapsed Policy within five years following lapse if the Policy was not surrendered for its Net Cash Surrender Value. Evidence of insurability is required, along with a premium payment described under "Reinstatement."

The Policy differs in two important ways from a conventional life insurance policy. First, failure to make planned premium payments will not itself cause the Policy to lapse. Second, the Policy can lapse even if planned premiums have been paid.

CHARGES AND DEDUCTIONS

We assess charges and deductions in connection with the Policy, in the form of monthly deductions for the cost of insurance and administrative expenses, charges assessed daily against amounts in the Investment Account and loads deducted from premiums paid. See the Table of Charges and Deductions.

SALES LOAD OR SURRENDER CHARGE COVERAGE


You may choose Coverage Amounts with one of two alternative charge structures representing different ways to cover a portion of our marketing and distribution costs. Generally, Policy benefits will be approximately equal in present value under either alternative. However, there is no guarantee each alternative will perform the same in all circumstances. Therefore, you should obtain individualized illustrations for both charge structures.


Sales Load coverage features a load deducted immediately from premiums paid and no Surrender Charges. Surrender Charge coverage features no added sales load with surrender charges assessed upon early surrender, lapse, partial withdrawal or coverage decrease. Current cost of insurance charges in early years are higher for Surrender Charge coverage.

REDUCTION IN CHARGES AND ENHANCEMENT OF SURRENDER VALUES

The Policy is designed for employers and other sponsoring organizations that may purchases multiple policies as a Case. The size or nature of the Case may result in expected savings of sales, underwriting, administrative or other costs. If so, we expect to offer reductions of Policy charges and enhancements of surrender value. We may change the nature and amount of reductions and enhancements available from time to time. They will be determined in a way that is not unfairly discriminatory to policyholders.

INVESTMENT OPTIONS AND INVESTMENT ADVISERS

The Policy Value is allocated to Manulife USA's general account or to one or more of the sub-accounts of Manulife USA's Separate Account N. Each sub-account invests in Series I shares of a corresponding Portfolio of the Trust. The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"), a registered investment adviser under the Investment Advisers Act of 1940. The Trust also employs subadvisers. The Table of Investment Options and Investment Subadvisers shows the subadvisers that provide investment subadvisory services to the Portfolios.

Allocating Policy Value to one or a small number of investment options, other than the Lifestyle Trusts, should not be considered a balanced investment strategy. In particular, allocating amounts to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the Policy Value will be volatile, since these investment options may react similarly to business or market specific events. This risk historically has been and may continue to be particularly high in such sectors as technology related businesses, including Internet related businesses, small cap securities and foreign securities. We do not provide advice on investment allocations and you should discuss this matter with your financial adviser.

INVESTMENT MANAGEMENT FEES AND EXPENSES

The Separate Account purchases shares of the Portfolios at net asset value, after deduction of investment management fees and other expenses. The fees and expenses of each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses. These fees and expenses are described in detail in the accompanying Trust prospectus.

TABLE OF CHARGES AND DEDUCTIONS

Premium Load

A charge not to exceed 2.00% is deducted from each premium payment. Currently, we charge 0% in Policy Years 11 and higher

Sales Load

(Not applicable to Coverage Amounts to which a Surrender Charge applies)


A charge is deducted from each premium amount attributed to a Coverage Amount that is subject to a Sales Load as indicated in the Policy. Currently, we charge the percentages below which are guarantee never to be exceeded:


Coverage Year     Percentage        Coverage Year       Percentage
-------------     ----------        -------------       ----------
      1              8.0%                 4                2.0%
      2              6.0%                 5                1.0%
      3              3.0%                 6+               0.0%

Surrender Charge

(Not applicable to Coverage Amounts to which a Sales Load applies)

A charge is assessed (a) upon termination or reduction of any Coverage Amount that is subject to a Surrender Charge, (b) upon Policy surrender or lapse,(c) upon a partial withdrawal in excess of the Free Withdrawal Amount or (d) upon a Face Amount decrease. Surrender Charges are percentages of the sum of all premium payments attributed to a Coverage Amount in to which a Sales Load applies) the first 5 Coverage Years. Currently, we charge the percentages below which are guaranteed never to be exceeded:





Coverage Year        Percentage        Coverage Year        Percentage
-------------        ----------        -------------        ----------
      1                 5.0%                 6                 1.5%
      2                 4.0%                 7                 1.0%
      3                 3.0%                 8                 1.0%
      4                 2.5%                 9                 0.5%
      5                 2.0%                10+                0.0%

Administration Charge

A monthly charge not to exceed $12 is deducted from Net Policy Value. Currently, we charge $12.

Cost of Insurance Charge


A monthly charge is deducted from the Net Policy Value, equal to the cost of insurance rate for that Coverage Year multiplied by the net amount at risk (as defined in "Charges and Deductions - Cost of Insurance Charge"). Guaranteed maximum cost of insurance rates are stated in the Policy. The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Sex Distinct (unless unisex rates are required by law) and Aggregate Ultimate Mortality Tables..


Asset Based Risk Charge

A charge is deducted daily from amounts in Investment Accounts at a rate not to exceed 0.0013699% (equal to an annual rate of 0.50%). Currently we charge the following rates:

Policy Years            Daily Rate                       Annual Rate
------------            ----------                       -----------
    1-10                0.0013699%                          0.50%
    11+                 0.0006849%                          0.25%

Loan Interest Charges

The excess of loan interest charged over loan interest credited is a charge against Net Policy Value. The maximum Loan interest is charged at a fixed rate of 4%. Loan interest is credited to the Loan Account at rate not less than 3.25% so the loan interest credited differential will not be greater than 0.75%. Currently we credit 3.75% in Policy Years 11 and higher for a loan interest credited differential of 0.25%.

Supplementary Benefits -
FTIO Rider

A monthly Cost of Insurance Charge is deducted based on the FTIO Rider Term Insurance Benefit. This charge is calculated the same manner as the Policy's Cost of Insurance Charges, described above. The current cost of insurance rates are generally less than or equal to those of the Policy and the guaranteed are the same. No other loads or charges apply to this Rider.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES


TRUST ANNUAL EXPENSES (SERIES I SHARES


(as a percentage of Trust average net assets for the fiscal year ended December 31, 2001)(A)



                                                                                                 TOTAL TRUST
                                                           SERIES I        OTHER EXPENSES      ANNUAL EXPENSES
                                     MANAGEMENT            RULE 12B-1      (AFTER EXPENSE      (AFTER EXPENSE
TRUST PORTFOLIO                         FEES                 FEES          REIMBURSEMENT)      REIMBURSEMENT)
---------------                      ----------           -------------    ---------------     ---------------
Internet Technologies                  1.000%                 0.150%           0.110%                1.26%
Pacific Rim Emerging Markets           0.700%                 0.150%           0.380%                1.23%
Telecommunications                     0.950%                 0.150%           0.340%                1.44%(B)
Science & Technology                   0.916%(E)              0.150%           0.060%                1.13%
International Small Cap                0.950%                 0.150%           0.500%                1.60%
Health Sciences                        0.942%(E)              0.150%           0.350%                1.44%(B)
Aggressive Growth                      0.850%                 0.150%           0.070%                1.07%
Emerging Small Company                 0.900%                 0.150%           0.070%                1.12%
Small Company Blend                    0.900%                 0.150%           0.120%                1.17%
Dynamic Growth                         0.850%                 0.150%           0.080%                1.08%
Mid Cap Growth                         0.850%                 0.150%           0.390%                1.39%(B)
Mid Cap Opportunities                  0.850%                 0.150%           0.440%                1.44%(B)
Mid Cap Stock                          0.775%                 0.150%           0.080%                1.00%
All Cap Growth                         0.785%                 0.150%           0.060%                0.99%
Financial Services                     0.800%                 0.150%           0.260%                1.21%(B)
Overseas                               0.800%                 0.150%           0.150%                1.10%
International Stock                    0.838%(E)              0.150%           0.170%                1.16%
International Value                    0.850%                 0.150%           0.150%                1.15%
Capital Appreciation                   0.750%                 0.150%           0.300%                1.20%
Strategic Opportunities                0.700%                 0.150%           0.060%                0.91%
Quantitative Mid Cap                   0.650%                 0.150%           0.100%                0.90%(B)
Global Equity                          0.750%                 0.150%           0.110%                1.01%
Strategic Growth                       0.750%                 0.150%           0.200%                1.10%(B)
All Cap Core                           0.697%                 0.150%           0.060%                0.91%
Large Cap Growth                       0.750%                 0.150%           0.080%                0.98%
All Cap Value                          0.800%                 0.150%           0.470%                1.42%(B)
Capital Opportunities                  0.750%                 0.150%           0.500%(G)             1.40%(B)(G)
Quantitative Equity                    0.599%                 0.150%           0.060%                0.81%
Blue Chip Growth                       0.702%(E)              0.150%           0.060%                0.91%
Utilities                              0.750%                 0.150%           0.500%(G)             1.40%(B)(G)
Real Estate Securities                 0.645%                 0.150%           0.070%                0.87%
Small Company Value                    0.891%(E)              0.150%           0.110%                1.15%
Mid Cap Value                          0.800%                 0.150%           0.200%                1.15%(B)
Value                                  0.642%                 0.150%           0.060%                0.85%
Tactical Allocation                    0.750%                 0.150%           0.400%                1.30%
Equity Index(H)                        0.250%                 0.000%           0.150%                0.400%
Fundamental Value                      0.798%                 0.150%           0.120%                1.07%(B)
Growth & Income                        0.529%                 0.150%           0.050%                0.73%
U.S. Large Cap Value                   0.725%                 0.150%           0.050%                0.93%
Equity-Income                          0.711%(E)              0.150%           0.050%                0.91%
Income & Value                         0.650%                 0.150%           0.070%                0.87%
Balanced                               0.563%                 0.150%           0.100%                0.81%
High Yield                             0.625%                 0.150%           0.060%                0.84%
Strategic Bond                         0.625%                 0.150%           0.080%                0.86%
Global Bond                            0.600%                 0.150%           0.220%                0.97%
Total Return                           0.600%                 0.150%           0.060%                0.81%
Investment Quality Bond                0.500%                 0.150%           0.090%                0.74%
Diversified Bond                       0.600%                 0.150%           0.070%                0.82%
U.S. Government Securities             0.550%                 0.150%           0.060%                0.76%

Money Market                            0.350%                0.150%           0.050%                 0.55%
                                                                                                  TOTAL TRUST
                                                                          OTHER EXPENSES         ANNUAL EXPENSES
                                     MANAGEMENT           SERIES I RULE   (AFTER EXPENSE         (AFTER EXPENSE
TRUST PORTFOLIO                         FEES                12B-1 FEES     REIMBURSEMENT)         REIMBURSEMENT)
---------------                      ----------           --------------  ---------------        ---------------
Small Cap Index(F)                     0.375%                 0.150%           0.075%                0.60%
International Index(F)                 0.400%                 0.150%           0.050%                0.60%
Mid Cap Index(F)                       0.375%                 0.150%           0.075%                0.60%
Total Stock Market Index(F)            0.375%                 0.150%           0.060%                0.59%
500 Index(I)(F)                        0.375%                 0.150%           0.050%                0.57%
Lifestyle Aggressive 1000              0.065%                 0.000%           1.081%                1.146%(C),(D)
Lifestyle Growth 820                   0.054%                 0.000%           0.998%                1.052%(C),(D)
Lifestyle Balanced 640                 0.054%                 0.000%           0.914%                0.968%(C),(D)
Lifestyle Moderate 460                 0.062%                 0.000%           0.823%                0.885%(C),(D)
Lifestyle Conservative 280             0.069%                 0.000%           0.790%                0.859%(C),(D)


(A) Effective January 1, 2002, the Trust implemented a Series I Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.

(B) Annualized; For the period April 30, 2001 (commencement of operations) to December 31, 2001.

(C) The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios,
      (b) taxes, (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser.

This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 2001) as noted in the chart below:


                                                                                                    TOTAL TRUST
                                                             RULE                     OTHER            ANNUAL
TRUST PORTFOLIO                    MANAGEMENT FEES         12B-1 FEES               EXPENSES          EXPENSES
---------------                    ---------------         ----------               --------        ------------
Lifestyle Aggressive 1000              0.065%                0.000%                  1.106%           1.171%
Lifestyle Growth 820                   0.054%                0.000%                  1.013%           1.067%
Lifestyle Balanced 640                 0.054%                0.000%                  0.929%           0.983%
Lifestyle Moderate 460                 0.062%                0.000%                  0.848%           0.910%
Lifestyle Conservative 280             0.069%                0.000%                  0.815%           0.844%


(D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote(C) above.

(E) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust, the Equity-Income Trust and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:

                                                   FEE REDUCTION
COMBINED ASSET LEVELS                    (AS A PERCENTAGE OF THE ADVISORY FEE)
---------------------                    -------------------------------------
First $750 million                                     0.00%
Between $750 million and $1.5 billion                  5.00%
Between $1.5 billion and $3.0 billion                  7.50%
Over $3.0 billion                                     10.00%

      The fee reductions are applied to the advisory fees of each of the six portfolios. (However, in the case of the Small Company Value Trust, the fee reduction will be reduced by 0.05% of the $500 million in net assets.) This voluntary fee waiver may be terminated at any time by the adviser. As of December 31, 2001, the combined asset level for all six portfolios was approximately $4.097 billion resulting in a fee reduction of 5.00%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.

(F) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. For Series I shares, if such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.07% and 0.62%, respectively, for the International Index Trust, 0.075% and 0.60%, respectively, for the Small Cap Index Trust, and 0.075% and 0.60%, respectively, for the Mid Cap Index Trust and 0.060% and 0.59%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2002 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

(G) For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Opportunities and Utilities Trusts, the Adviser reimbursed the portfolios for certain expenses for the year ended December 31, 2001. For Series I shares, if such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.560% and 1.46%, respectively, for the Capital Opportunities Trust and 0.610% and 1.51%, respectively for the Utilities Trust. These voluntary expense reimbursements may be terminated at any time.

(H) The Equity Index Trust is available only to Policies issued to Cases with at least one Manulife USA variable life insurance policy applied for prior to May 1, 2000 and still in force. A Policy with allocations to the Equity Index Trust may not also allocate to the 500 Index Trust. Under the Advisory Agreement, MSS has agreed to reduce its advisory fee or reimburse the Equity Index Trust if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business) exceeds an annual rate of 0.15% of the average annual net assets of the Equity Index Trust. The expense limitation may be terminated at any time by MSS. If this expense reimbursement had not been in effect, Total Trust Annual Expenses would have been 0.41%, and Other Expenses would have been 0.16%, of the average annual net assets of the Equity Index Trust.

(I) For any Policy with premiums allocated to the 500 Index Trust, we will waive Policy charges by an amount sufficient so that the total trust annual expenses for the 500 Index Trust will not exceed 0.40% per annum on an annualized basis. This waiver may be terminated at any time by us.

TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS

The Trust currently has the following subadvisers who manage the portfolios of the Trust which are investment options for this Policy, one of which is MFC Global Investment Management (U.S.A.) Limited. Both MSS and MFC Global Investment Management (U.S.A.) Limited are affiliates of ours.

SUBADVISER                                                                PORTFOLIO
----------                                                                ---------
A I M Capital Management, Inc.                                            All Cap Growth Trust
                                                                          Aggressive Growth Trust

Capital Guardian Trust Company                                            Small Company Blend Trust
                                                                          U.S. Large Cap Value Trust
                                                                          Income & Value Trust
                                                                          Diversified Bond Trust

Davis Select Advisors.                                                    Financial Services Trust
                                                                          Fundamental Value Trust

Deutsche Asset Management, Inc.                                           Real Estate Securities Trust
                                                                          Dynamic Growth Trust
                                                                          All Cap Core Trust
                                                                          Lifestyle Trusts(A)

Deutsche Asset Management                                                 International Stock Trust
   Investment Services Ltd.]

The Dreyfus Corporation                                                   All Cap Value Trust

Fidelity Management & Research Company                                    Strategic Opportunities Trust(A)
                                                                          Large Cap Growth Trust
                                                                          Overseas Trust

Founders Asset Management LLC                                             International Small Cap Trust

Franklin Advisers, Inc.                                                   Emerging Small Company Trust

INVESCO Funds Group, Inc.                                                 Telecommunications Trust
                                                                          Mid Cap Growth Trust

Jennison Associates LLC                                                   Capital Appreciation Trust

SUBADVISER                                                                PORTFOLIO

Lord, Abbett & Co.                                                        Mid Cap Value Trust

MFC Global Investment Management (U.S.A.) Limited                         Pacific Rim Emerging Markets Trust
                                                                          Quantitative Equity Trust
                                                                          Quantitative Mid Cap Trust
                                                                          Equity Index Trust(B)
                                                                          Money Market Trust
                                                                          Index Trusts
                                                                          Lifestyle Trusts(A)
                                                                          Balanced Trust

Massachusetts Financial Services Company                                  Strategic Growth Trust
                                                                          Capital Opportunities Trust
                                                                          Utilities Trust

Miller Anderson(C)                                                        Value Trust
                                                                          High Yield Trust

Munder Capital Management                                                 Internet Technologies Trust

Pacific Investment Management Company                                     Global Bond Trust
                                                                          Total Return Trust

Putnam Investment Management, L.L.C.                                      Mid Cap Opportunities Trust
                                                                          Global Equity Trust

Salomon Brothers Asset Management Inc                                     U.S. Government Securities Trust
                                                                          Strategic Bond Trust

T. Rowe Price Associates, Inc.                                            Science & Technology Trust
                                                                          Small Company Value Trust
                                                                          Health Sciences Trust
                                                                          Blue Chip Growth Trust
                                                                          Equity-Income Trust

Templeton Investment Counsel, Inc.                                        International Value Trust

UBS Global Asset Management                                               Tactical Allocation Trust

Wellington Management Company, LLP                                        Growth & Income Trust
                                                                          Investment Quality Bond Trust
                                                                          Mid Cap Stock Trust



(A) Deutsche Asset Management, Inc. provides subadvisory consulting services to MFC Global Investment Management (U.S.A.) Limited regarding management of the Lifestyle Trusts.


(B) The Equity Index Trust is available to Policies issued to Cases with at least one Manulife USA variable life insurance policy I force with an application dated prior to May 1, 2000. A Policy with premiums allocated to the Equity Index Trust may not also allocate premiums to the 500 Index Trust.

(C) Morgan Stanley Investment Management Inc. ("MSIM") is the subadviser to the Value Trust and the High Yield Trust. MSIM does business in certain instances (including its role as the subadviser to the Value Trust and the High Yield Trust) using the name "Miller Anderson". Prior to May 1, 2002, Morgan Stanley Investments LP, and affiliate of MSIM, (formerly, Miller Anderson & Sherrerd LLP) was the subadviser to the Value Trust and High Yield Trust.

GENERAL INFORMATION ABOUT MANULIFE USA, THE SEPARATE ACCOUNT AND THE TRUST

MANULIFE USA

We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Manufacturers Life Insurance Company is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Account.

RATINGS

The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company (U.S.A.) have received the following ratings from independent rating agencies:

A++ A.M. Best

Superior companies have a very strong ability to meet their obligations; 1st category of 16


AA+ Fitch


Very strong capacity to meet policyholder and contract obligations; 2nd category of 22.

AA+ Standard & Poor's

Very strong financial security characteristics; 2nd category of 21

Aa2 Moody's

Excellent in financial strength; 3rd category of 21

These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to Manulife USA as a measure of our ability to honor the death benefit but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE SEPARATE ACCOUNT


The Manufacturers Life Insurance Company of America ("ManAmerica") established its Separate Account Four (the "Separate Account") on March 17, 1987 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. On January 1, 2002, ManAmerica transferred substantially all of its assets and liabilities to Manulife USA. As a result of this transaction, Manulife USA became the owner of all of ManAmerica's assets, including the assets of the Separate Account and assumed all of ManAmerica's obligations including those under the Policies. As a result of the transaction Separate Account Four of ManAmerica has been renamed to Separate Account N of Manulife USA. The ultimate parent of both ManAmerica and Manulife USA is MFC. The Separate Account holds assets that are segregated from all of Manulife USA's other assets. The Separate Account is currently used only to support variable life insurance policies.


ASSETS OF THE SEPARATE ACCOUNT

Manulife USA is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manulife USA. We will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities that arise from any other business we conduct. However, all obligations under the variable life insurance policies are general corporate obligations of Manulife USA.

REGISTRATION

The Separate Account is registered with the SEC under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company that invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manulife USA.

THE TRUST

Each sub-account of the Separate Account will purchase shares only of Series I (formerly referred to as Class A) of a particular Portfolio of the Trust. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the Trust portfolios, except the Lifestyle Trusts and the Equity Index Trust, are subject to a Rule 12b-1 fee of .15% of a portfolio's Series I net assets. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manulife USA to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyholders, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by Manulife USA or life insurance companies affiliated with us. We will also purchase shares through our general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyholders through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

ELIGIBLE PORTFOLIOS

The Portfolios of the Trust available under the Policies are as follows:

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing, under normal market condition, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1.5 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Growth Index* ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in stocks and other equity securities of medium-sized U.S. companies with strong growth potential.

The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2.5 billion and $15 billion at the time of purchase.

The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. mid-size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities of mid-size companies with significant capital appreciation potential.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's assets, under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% (80% after July 31, 2002) of the portfolio's net assets (plus any borrowings for investment purposes) are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts (EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in stocks and other securities with equity characteristics of companies located in the developed countries that make up the MSCI EAFE Index.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its total assets (plus any borrowings for investment purposes) in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.


The ALL CAP CORE TRUST (formerly, Growth Trust) seeks long-term growth of capital by investing primarily in common stocks and other equity securities within all asset classes (small, mid and large cap) primarily those within the Russell 3000 Index.


The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies with large market capitalizations.

The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in equity and debt securities of domestic and foreign companies in the utilities industry.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of real estate investment trusts ("REITS") and real estate companies.

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Under normal market conditions, the portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.

The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The EQUITY INDEX TRUST seeks to achieve investment results which approximate the aggregate total return of publicly traded common stocks which are included in the Standard & Poor's 500 Composite Stock Price Index. (The Equity Index Trust is available only to Policies issued to Cases with at least one Manulife USA variable life insurance policy in force with an application dated prior to May 1, 2000. A Policy with premiums allocated to the Equity Index Trust may not also allocate premiums to the 500 Index Trust.)

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing in a diversified portfolio of investment grade bonds and tends to focus its investment on corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" and "Russell 2000(R) Growth" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

ISSUING A POLICY

USE OF THE POLICY

The Policy is designed to provide employers or other organizations with life insurance coverage on employees or other individuals in whose lives they have an insurable interest. The Policy may be owned by an individual or a corporation, trust, association, or similar entity. The Policy may be used for such purposes as funding non-qualified executive deferred compensation or salary continuation liabilities or death benefit liabilities of executive retirement plans, or as a source for funding cash flow obligations under such plans.

REQUIREMENTS

To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process is completed to our satisfaction and we approve issuance of the Policy.

Policies may be issued on a basis that does not distinguish between the life insured's sex and/or smoking status, with prior approval from us. A Policy will only be issued on the lives of insureds from Issue Ages 20 through 80.

Each Policy has a Policy Date, an Effective Date and an Issue Date.
      The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are measured. The Policy Date is also the effective date of the initial Coverage Amount. The Policy Date is the same date as the Effective Date unless the Policy is backdated (see "Backdating a Policy").

      The Effective Date is the date we become obligated under the Policy and when the first monthly deductions are taken. It is the later of the date we approve issuance of the Policy and the date we receive at least the Minimum Initial Premium. The Issue Date is the date from which the Suicide and Incontestability provisions of the Policy are measured.

If we approve issuance of a Policy before we receive the Minimum Initial Premium then the Effective Date will be later than the Issue Date. The Minimum Initial Premium must be received by us within 60 days after the Issue Date and the life insured must be in good health on the Effective Date. If the Minimum Initial Premium is not paid or if the application is rejected, the Policy will be canceled and any premiums paid will be returned to the applicant.

Net Premiums received prior to the Effective Date will be credited with interest at the rate of return earned on amounts allocated to the Money Market Trust. On the Effective Date, Net Premiums received plus any interest credited will be allocated to Investment Accounts and the Fixed Account according to your instructions, unless first allocated to the Money Market Trust for the duration of the right to examine period (see "Right to Examine the Policy").

MINIMUM FACE AMOUNT AND SCHEDULED DEATH BENEFIT

The minimum Face Amount is $50,000 unless the FTIO Rider is added to the Policy. With an FTIO Rider, the minimum Face Amount is $25,000 and the minimum Scheduled Death Benefit is $50,000 at all times.

BACKDATING A POLICY

You may request that we backdate the Policy by assigning a Policy Date earlier than the Effective Date. We will not backdate the Policy to a date earlier than that allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated.

TEMPORARY INSURANCE AGREEMENT

Temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement, subject to our underwriting practices. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. It is issued on a conditional receipt basis, which means that benefits would only be paid if the life insured met our usual and customary underwriting standards for the coverage applied for.

UNDERWRITING

The policies are offered on three underwriting classes that require different types and amounts of information from the applicant and prospective life insured. Current cost of insurance charges in early Policy Years will vary by the type of underwriting and charges will generally be lower where underwriting information is more extensive. Under any of the underwriting bases, the acceptance of an application is subject to our underwriting rules and we may request additional information or reject an application for any reason.

SHORT FORM UNDERWRITING

The proposed life insured must answer qualifying questions in the application but is not required to provide detailed medical history, submit records or undergo examinations or tests unless requested to do so by us. Availability of Short Form underwriting depends on characteristics of the Case, such as the number of lives to be insured, the amounts of insurance and other factors, and it is generally available only up to Issue Age 65.

SIMPLIFIED UNDERWRITING

The proposed life insured must satisfactorily answer certain health questions in the application and may be required to submit existing medical records, but requirements to undergo examinations and tests are minimized. Availability of Simplified underwriting and the nature of the requirements will depend on characteristics of the Case and the proposed lives to be insured.

REGULAR (MEDICAL) UNDERWRITING

Where Short Form or Simplified underwriting is unavailable we require satisfactory evidence of insurability under our regular underwriting guidelines for individual applicants. This may include medical exams and other information. A proposed life insured who fails to qualify for a standard risk classification may be eligible to be insured with an additional substandard rating.

RIGHT TO EXAMINE THE POLICY

A Policy may be returned for a refund within 10 days after you receive it. Some states provide a longer period of time for this right, which will be stated in the Policy if applicable. The Policy can be mailed or delivered to the Manulife USA agent who sold it or to the Service Office. Immediately upon such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at the Service Office we will refund an amount equal to:

      (a) the difference between premiums received and amounts allocated to Investment Accounts and the Fixed Account; plus

      (b) the value of amounts in the Investment Accounts and the Fixed Account on the date we receive the returned Policy; minus

      (c)   any partial withdrawals and policy loans.

Some state laws require the refund of premiums paid without adjustment for investment gains and losses of the Separate Account. In these states, all Net Premiums will be allocated to the Money Market Trust during the right to examine period and the refund amount will be equal to all premiums received less any partial withdrawals and policy loans.


If you request a Face Amount increase that results in new Surrender Charges or sales loads, you will have the same rights described above to cancel the increase. If cancelled, the Policy Value and Surrender Charges will be recalculated to be as they would have been had the increase not taken place. You may request a refund of all or any portion of premiums paid during this right to examine period, and the Policy Value and Surrender Charges or sales loads will be recalculated to be as they would have been had the premiums not been paid.


We reserve the right to delay the refund of any premium paid by check until the check has cleared.

DEATH BENEFITS

If the Policy is in force at the time of the life insured's death we will pay an insurance benefit to the beneficiary. The Policy may remain in force for the life insured's entire lifetime and there is no specified maturity or expiration date.

Insurance benefits are only payable when we receive due proof of death at the Service Office, in the form of either a certified copy of the death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death or other proof satisfactory to us.

The amount of the insurance benefit payable will be the Death Benefit on the date of death, as described below, less any Policy Debt and outstanding monthly deductions on the date of death. The insurance benefit will be paid in one lump sum unless another form of settlement is agreed to by the beneficiary and us. If the insurance benefit is paid in one sum, we will pay interest from the date of death to the date of payment. If the life insured should die after our receipt of a request for surrender, no insurance benefit will be payable, and we will pay only the Net Cash Surrender Value.

LIFE INSURANCE QUALIFICATION

A Policy must satisfy either of two tests to qualify as a life insurance contract as defined in Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). You must apply for a Policy that uses either the Cash Value Accumulation Test ("CVA Test") or the Guideline Premium Test ("GP Test") and the test cannot be changed once the Policy is issued.

CASH VALUE ACCUMULATION TEST

The CVA Test requires the Death Benefit at any time to be at least a certain ratio of the Policy Value, based on prescribed calculations. The Minimum Death Benefit provision described below will ensure that the CVA Test is met. There is no restriction on the amount of premiums you may pay, but we will require you to provide satisfactory evidence of insurability before we accept an amount of premium that would increase the Death Benefit by more than the increase in Policy Value.

GUIDELINE PREMIUM TEST

The GP Test limits the amount of premiums you may pay into the Policy, given its Death Benefit, based on prescribed calculations. In addition, the GP Test requires the Death Benefit at any time to be at least a prescribed ratio of the Policy Value. These prescribed multiples are generally lower than those calculated under the CVA Test. The Minimum Death Benefit provision described below will ensure that this second requirement is met.

Changes to the Policy or FTIO Rider, such as changes in Face Amount, Scheduled Death Benefit, Death Benefit Option or partial withdrawals, may affect the premium limits under the GP Test. Some changes will reduce future premium limits and may cause premiums already paid to exceed the new limits and force you to make a partial withdrawal.

MINIMUM DEATH BENEFIT

Both the CVA Test and the GP Test require the Death Benefit to be at least a prescribed ratio of the policy value at all times. The Policy's Minimum Death Benefit ensures that these requirements are met by providing that the Death Benefit shall be at least equal to the Policy Value multiplied by the applicable Minimum Death Benefit Percentage for the Attained Age of the life insured. Tables of Minimum Death Benefit Percentages appear on the following page.

FLEXIBLE TERM INSURANCE OPTION RIDER

You may add a flexible term insurance option rider (the "FTIO Rider") to the Policy to provide additional death benefit coverage on the life insured. The FTIO Rider provides flexible term life insurance to Attained Age 100 with cost of insurance charges less than or equal to those of the Policy. The Rider will terminate at the earlier of Attained Age 100, the date the Policy lapses or surrenders, and your request to cancel the FTIO Rider.

You may schedule the death benefit amounts that will apply at specified times (the "Scheduled Death Benefits"). Scheduled Death Benefits may be constant or varying from time to time. The Death Benefit Schedule will be shown in the Policy.


The Term Insurance Benefit of the FTIO Rider is equal to (a) minus (b) but not less than zero where:



      (a)   the Scheduled Death Benefit for the Policy Month, and


      (b) the Face Amount of the Policy or, if greater, the Policy's Minimum Death Benefit


Even if the Term Insurance Benefit may be zero in a Policy Month, the Rider will not terminate.

EXAMPLE. A POLICY IS PURCHASED FOR AN EXECUTIVE AS PART OF AN EMPLOYEE BENEFIT PLAN. THE DEATH BENEFIT PROVIDED BY THE POLICY IS TO BE EQUAL TO THE EXECUTIVE'S SALARY OF $100,000 INCREASING AT 5% PER YEAR THROUGH AGE 64. ASSUMING THE EXECUTIVE IS CURRENTLY 55, THE POLICY WILL BE ISSUED WITH A DEATH BENEFIT SCHEDULE AS FOLLOWS:

POLICY          SCHEDULED         POLICY         SCHEDULED
 YEAR         DEATH BENEFIT        YEAR        DEATH BENEFIT
------        -------------       ------       -------------
   1             100,000             6             127,628
   2             105,000             7             134,010
   3             110,250             8             140,710
   4             115,763             9             147,746
   5             121,551            10+            155,133

THE FLEXIBLE TERM INSURANCE OPTION RIDER AMOUNT WILL CHANGE EACH YEAR AS NECESSARY TO PROVIDE THE BENEFITS SHOWN IN THE SCHEDULE, AS FOLLOWS:

                                                  FLEXIBLE
                                                    TERM
POLICY            TOTAL             FACE          INSURANCE
 YEAR         DEATH BENEFIT        AMOUNT          AMOUNT
------        -------------        ------         ---------
   1             100,000           100000             0
   2             105,000           100000           5,000
   3             110,250           100000          10,250
   4             115,763           100000          15,763
   5             121,551           100000          21,551
   6             127,628           100000          27,628
   7             134,010           100000          34,010
   8             140,710           100000          40,710
   9             147,746           100000          47,746
  10             155,133           100000          55,133

TABLE OF MINIMUM DEATH BENEFIT PERCENTAGES


           GP TEST                 CVA TEST                             GP TEST               CVA TEST
           -------                 --------                             -------               --------
AGE        PERCENT      MALE        FEMALE      UNISEX        AGE       PERCENT       MALE      FEMALE    UNISEX
---        -------      ----        ------      ------        ---       -------       ----      ------    ------
20          250%        653%         779%        674%         60          130%        192%       221%      197%
21          250%        634%         754%        654%         61          128%        187%       214%      192%
22          250%        615%         730%        635%         62          126%        182%       208%      187%
23          250%        597%         706%        616%         63          124%        178%       203%      183%
24          250%        580%         684%        598%         64          122%        174%       197%      178%
25          250%        562%         662%        579%         65          120%        170%       192%      174%
26          250%        545%         640%        561%         66          119%        166%       187%      170%
27          250%        528%         619%        544%         67          118%        162%       182%      166%
28          250%        511%         599%        526%         68          117%        159%       177%      162%
29          250%        494%         580%        509%         69          116%        155%       173%      159%
30          250%        479%         561%        493%         70          115%        152%       169%      156%
31          250%        463%         542%        477%         71          113%        149%       164%      152%
32          250%        448%         525%        461%         72          111%        146%       160%      149%
33          250%        433%         507%        446%         73          109%        144%       156%      146%
34          250%        419%         491%        432%         74          107%        141%       153%      144%
35          250%        406%         475%        418%         75          105%        139%       149%      141%
36          250%        392%         459%        404%         76          105%        136%       146%      139%
37          250%        380%         444%        391%         77          105%        134%       143%      136%
38          250%        367%         430%        378%         78          105%        132%       140%      134%
39          250%        356%         416%        366%         79          105%        130%       138%      132%
40          250%        344%         403%        355%         80          105%        129%       135%      130%
41          243%        333%         390%        343%         81          105%        127%       133%      128%
42          236%        323%         378%        333%         82          105%        125%       130%      127%
43          229%        313%         366%        322%         83          105%        124%       128%      125%
44          222%        303%         355%        312%         84          105%        122%       126%      123%
45          215%        294%         344%        303%         85          105%        121%       124%      122%
46          209%        285%         333%        294%         86          105%        120%       123%      121%
47          203%        277%         323%        285%         87          105%        119%       121%      119%
48          197%        268%         313%        276%         88          105%        118%       119%      118%
49          191%        260%         304%        268%         89          105%        116%       118%      117%
50          185%        253%         295%        260%         90          105%        116%       117%      116%
51          178%        245%         286%        253%         91          104%        115%       115%      115%
52          171%        238%         278%        245%         92          103%        114%       114%      114%
53          164%        232%         270%        238%         93          102%        112%       113%      113%
54          157%        225%         262%        232%         94          101%        111%       112%      111%
55          150%        219%         254%        225%         95          100%        110%       110%      110%
56          146%        213%         247%        219%         96          100%        109%       109%      109%
57          142%        207%         240%        213%         97          100%        107%       107%      107%
58          138%        202%         233%        208%         98          100%        106%       106%      106%
59          134%        197%         227%        202%         99          100%        105%       105%      105%
                                                             100 +        100%        100%       100%      100%

DEATH BENEFIT OPTIONS

You may choose either of two Death Benefit Options:

DEATH BENEFIT OPTION 1

The Death Benefit on any date is:

      (a) the Face Amount of the Policy or, if greater, the Minimum Death Benefit, plus
      (b)   the Term Insurance Benefit of the FTIO Rider.

DEATH BENEFIT OPTION 2

The Death Benefit on any date is:

      (a) the Face Amount plus the Policy Value or, if greater, the Minimum Death Benefit, plus
      (b)   the Term Insurance Benefit of the FTIO Rider.

CHANGING THE DEATH BENEFIT OPTION

You may change the Death Benefit Option at any time. The change will take effect at the beginning of the next Policy Month at least 30 days after your written request is received at the Service Office. We reserve the right to limit changes that could cause the Policy to fail to qualify as life insurance for tax purposes.

A change in the Death Benefit Option will result in a change in the Face Amount and Scheduled Death Benefits to avoid any change in the amount of Death Benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2


The new Face Amount will be:

      the Face Amount prior to the change less the Policy Value on the date of the change .

The Scheduled Death benefit amounts for dates on or after the date of the change will be:

      the amounts scheduled prior to the change less the Policy value on the date of the change.

Coverage Amounts will be reduced or eliminated in the order that they are listed in the Policy until the total decrease in Coverage Amounts equals the decrease in Face Amount.

Surrender Charges will not be assessed for reductions that are solely due to a change in the Death Benefit Option.

Example. A policy is issued with a Face amount of $100,000, Death Benefit Option 1, and the following schedule:



   POLICY        SCHEDULED
    YEAR       DEATH BENEFIT

      1           100,000
      2           125,000
      3           150,000
      4           175,000
     5+           200,000



The Death Benefit Option is changed to Option 2 at the beginning of Policy Year
3. If the Policy Value at the time of the change is $10,000, then the Face Amount after the change will be $90,000, (the Face Amount prior to the change less the Policy Value) and the Death Benefit Schedule after the change will become:

   POLICY        SCHEDULED
    YEAR       DEATH BENEFIT

      3           140,000
      4           165,000

     5+           190,000


Change from Option 2 to Option 1

The new Face Amount will be:

            the Face Amount prior to the change plus the Policy Value on the date of the change (but the new Face Amount will be no greater than the Scheduled Death Benefit on the date of the change.)

The resulting Face Amount increase amount will be added to the first Coverage Amount listed in the Policy.

However, the Annual Premium Target for this Coverage Amount will not be increased and new Surrender Charges or Sales Loads will not apply, for an increase solely due to a change in the Death Benefit Option.



Example. A policy is issued with a Face amount of $100,000, Death Benefit Option 2, and the following schedule:



    YEAR       DEATH BENEFIT
      1           100,000
      2           125,000
      3           150,000
      4           175,000
      5+           200,000



The Death Benefit Option is changed to Option 1 at the beginning of Policy Year
3. If the Policy Value at the time of the change is $10,000, then the face amount after the change will be $110,000 (the Face Amount prior to the change plus the Policy Value), and the Death Benefit Schedule after the change will become:



   POLICY        SCHEDULED
    YEAR       DEATH BENEFIT

      3           160,000
      4           185,000
     5+           210,000


CHANGING THE FACE AMOUNT AND SCHEDULED DEATH BENEFITS

At any time, you may request an increase or decrease to the Face Amount or any Scheduled Death Benefits effective on or after the date of change. We reserve the right to limit changes that could cause the Policy to fail to qualify as life insurance for tax purposes.

INCREASES IN FACE AMOUNT AND SCHEDULED DEATH BENEFITS


Increases in Face Amount and Scheduled Death Benefits are subject to the following conditions:



      1. Increases in face amount and scheduled death benefits will require satisfactory evidence of the life insured's insurability.



      2. Increases will take effect at the beginning of the next Policy Month after we approve the request.

      3. We may refuse a requested increase that would not meet our requirements for new policy issues at the time due to the life insured's attained age or other factors.

      4. If the Face Amount is increased (other than as required by a Death Benefit Option change) then all Scheduled Death Benefits effective on or after the date of the change will be increased by the amount of the Face Amount increase.


NEW CHARGES FOR A FACE AMOUNT INCREASE


Coverage Amounts equal to the amount of the increase will be added to the Policy as follows:

      First, Coverage Amounts that were reduced or eliminated by a prior Face Amount decrease will be restored.


      Second, if needed, a new Coverage Amount will be added to the Policy with an Annual Premium Target and new Surrender Charges or Sales Loads. Any new Coverage Amount will be based on the life insured's Attained Age and other relevant factors on the effective date of the increase.



Premiums paid on or after the increase may be attributed to the new Coverage Amount and result in Surrender Charges or Sales Loads (see "Charges and Deductions - Attribution of Premiums").


DECREASES IN FACE AMOUNT AND SCHEDULED DEATH BENEFITS


Decreases in Face Amount and Scheduled Death Benefits are subject to the following conditions:

      1. Decreases in Face Amount and Scheduled Death Benefits will take effect at the beginning of the next Policy Month which is 30 days after your written request is received at the Service Office.



      2. If the Face Amount is decreased then all Scheduled Death Benefits effective on or after the date of the change will be decreased by the same amount.

      3. If at any time the Scheduled Death Benefit decreases to less than the Face Amount, the Face Amount will be decreased to be equal to the Scheduled Death Benefit at that time.

      4. 4. Coverage Amounts equal to the amount of the Face Amount decrease will be reduced or eliminated in the reverse order that they are listed in the Policy. Surrender Charges may be assessed (see "Charges and Deductions - Sales Load or Surrender Charge").


DECREASES IN FACE AMOUNT UNDER DEATH BENEFIT OPTION 1 DUE TO A PARTIAL
WITHDRAWAL


If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount will be decreased by an amount equal to :

(a) minus (b) but not less than zero, where:

      (a) is the partial withdrawal amount plus any applicable Surrender Charge and
      (b) is the excess, if any, of the Policy's Minimum Death Benefit over its Face Amount, immediately prior to the partial withdrawal.

Decreases in Face Amount under Death Benefit Option 1 due to a Partial Withdrawal are subject to the following conditions:

      1. Coverage Amounts equal to the amount of the Face Amount decrease will be reduced or eliminated in the reverse order that they are listed in the Policy.

      2. All Scheduled Death Benefits effective on or after the date of the partial withdrawal will be decreased by the amount of the Face Amount decrease, unless you request otherwise and we approve.

      3. A Face Amount decrease due to a partial withdrawal will not incur any Surrender Charge in addition to that applicable to the partial withdrawal (see "Charges and Deductions - Sales Load or Surrender Charge").

Example for Face Increases and Decreases



A Policy is issued with the Sales Load Option, a Face Amount of $100,000, Death Benefit Option 1, and a Death Benefit Schedule as follows:



   POLICY        SCHEDULED
    YEAR       DEATH BENEFIT
      1           100,000
      2           125,000

      3           150,000
      4           175,000
      5+          200,000



Assume the following Policy activity:



Activity                                 Effect on Policy
In Policy Year 2, the Face Amount is
reduced to $80,000.                      The initial Coverage Amount is reduced
                                         to $80,000.  The Death Benefit Schedule
                                         is changed to the following:

                                         POLICY                  SCHEDULED
                                          YEAR                 DEATH BENEFIT
                                           2                      105,000
                                           3                      130,000
                                           4                      155,000
                                           5+                     180,000

In Policy Year 3, the Face Amount is     The initial Coverage Amount (which
increased to $120,000                    earlier was reduced to $80,000) is
                                         restored to its original level of
                                         $100,000.  A new Coverage Amount for
                                         $20,000 is added to the Policy. This
                                         new Coverage Amount will have its own
                                         Annual Premium Target, and if
                                         applicable, its own Sales Load or
                                         Surrender Charges. A portion of the
                                         future premiums paid will be attributed
                                         to this coverage amount to determine
                                         the amount of the Sales Load or
                                         Surrender Charge.

                                         The Death Benefit Schedule is changed
                                         to the following:

                                         POLICY                  SCHEDULED
                                          YEAR                 DEATH BENEFIT
                                           3                      170,000
                                           4                      195,000
                                           5+                     220,000

In Policy Year 4, a Partial              The Face Amount is reduced to $90,000.
Withdrawal OF $30,000 IS MADE.           The most recent Coverage Amount of
                                         $20,000 is reduced to $0, and the
                                         initial Coverage Amount is reduced to
                                         $90,000.

                                         The Death Benefit Schedule is changed
                                         to the following:

                                         POLICY                  SCHEDULED
                                          YEAR                 DEATH BENEFIT
                                           4                      165,000
                                           5                      190,000



PREMIUM PAYMENTS

INITIAL PREMIUMS

No premiums will be accepted prior to receipt of a completed application by us. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return earned on amounts allocated to the Money Market Trust. No insurance will take effect before we approve the application and receive at least the Minimum Initial Premium.

On the Effective Date, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with your instructions, unless first allocated to the Money Market Trust for the duration of the right to examine period (see "Right to Examine the Policy").

SUBSEQUENT PREMIUMS

After the payment of the initial premium, premiums may be paid at any time during the lifetime of the life insured prior to Attained Age 100 and in any amount subject to the premium limitations described below. A Policy will be issued with a planned premium, which is based on the amount of premium you wish to pay. We will send you notices of your planned premium at the payment interval you select. However, you are under no obligation to make the planned premium payment.

Payment of premiums will not guarantee that the Policy will stay in force and failure to pay premiums will not necessarily cause the Policy to lapse. The Policy will remain in force so long as the Net Cash Surrender Value is sufficient to cover Policy charges.

PREMIUM LIMITATIONS

If the Policy is issued under the GP Test, the total of all premiums paid may not exceed the then-current maximum premium limitations established by federal income tax law for the Policy to qualify as life insurance. The GP Test premium limits are stated in the Policy. If a premium is received which would result in total premiums exceeding the applicable GP Test limit, we will only accept that portion of the premium that will not exceed the limit. Any premium in excess of that amount will be returned.

If the Policy is issued under the CVA Test, there is no restriction on the amount of premiums that may be paid into a Policy, but you must provide satisfactory evidence of insurability before we accept any premium that would increase the Death Benefit by an amount greater than the increase in Policy Value.

PREMIUM ALLOCATION

You may allocate premiums to the Fixed Account and Investment Accounts. Allocations may be made as percentages that are between zero and 100% that sum to exactly 100%. Alternatively, you may allocate a premium in dollar amounts that sum to exactly the Net Premium amount. You may change premium allocations at any time and the change will take effect on the date a request for change satisfactory to us is received at the Service Office.

CHARGES AND DEDUCTIONS

PREMIUM LOAD

We will deduct a Premium Load as a percentage of each premium payment that is guaranteed never to exceed 2%. Currently, we waive this load in Policy Years 11 and later and charge 0%.

The charge is intended to cover a portion of the aggregate amount of various taxes and fees we pay to federal, state and local governments. It is not based on the actual premium tax rate of your state of residence or any other specific tax.

SALES LOAD OR SURRENDER CHARGE

Each Coverage Amount listed in the Policy is designated as having either a Sales Load or Surrender Charge. One or the other of these charges will apply to a Coverage Amount, but not both. This designation cannot be changed after a Coverage Amount is effective and, currently, the same alternative must apply to all Coverage Amounts.


Generally, Policy benefits will be approximately equal in present value under either alternative. However, there is no guarantee each alternative will perform the same in all circumstances. Therefore, you should obtain individualized illustrations for both charge structures. Current cost of insurance rates in early Policy Years will be higher for the Surrender Charge alternative.


The Sales Load or Surrender Charge is intended to cover a portion of our costs of marketing and distributing the policies.

ATTRIBUTION OF PREMIUMS

An Annual Premium Target is associated with each Coverage Amount. Annual Premium Targets are based on the Coverage Amount and the life insured's Attained Age, sex and smoking status on the effective date of the Coverage Amount. The Annual Premium Targets are listed with the Coverage Amounts in the Policy.

Premium payments will be attributed to Coverage Amounts that have been in effect for less than 5 years. Attribution will begin with the first applicable Coverage Amount that is listed in the Policy. The sum of all premium amounts attributed to a Coverage Amount in a Coverage Year is limited to the Annual Premium Target shown in the Policy. Premium amounts that exceed the Annual Premium Target will be attributed to the next listed Coverage Amount, up to its own Annual Premium Target. Attribution will continue in this manner until either the entire premium is attributed to Coverage Amounts or the Annual Premium Target is exceeded for all applicable Coverage Amounts.

SALES LOAD

We deduct a Sales Load from all premium amounts attributed to a Coverage Amount designated as having a Sales Load. The Sales Load is a percentage of premiums guaranteed never to exceed the percentages below. Currently we are charging these percentages.

  Coverage Year     Percentage       Coverage Year     Percentage
        1               8%                4               2%
        2               6%                5               1%
        3               3%                6+              0%

SURRENDER CHARGE

We will deduct a Surrender Charge from the Net Policy Value upon elimination or reduction of a Coverage Amount designated as having a Surrender Charge during the first 9 Coverage Years. Coverage Amounts may be eliminated or reduced and a Surrender Charge assessed due to:

      -     surrender of the Policy for its Net Cash Surrender Value,
      -     a partial withdrawal which exceeds the Free Partial Withdrawal
            Amount,
      - a Face Amount decrease that is not solely due to a Death Benefit Option change, or
      -     lapse of the Policy.

The Surrender Charge for an applicable Coverage Amount is a percentage of the sum of all premiums attributed to it since its effective date. Surrender Charge percentages are guaranteed never to exceed those below. Currently, we are charging these percentages:

  Coverage Year     Percentage        Coverage Year       Percentage
        1              5.0%                6                1.5%
        2              4.0%                7                1.0%
        3              3.0%                8                1.0%
        4              2.5%                9                0.5%
        5              2.0%               10+               0.0%

Although the Surrender Charge percentages remain level or decrease as the Coverage Year increases, the total dollar amount of Surrender Charges may increase, as the total premium paid increases. Premiums paid in any Coverage Year in excess of the Annual Premium Target and premiums paid after the fifth Coverage Year may not add to the Surrender Charge, so the timing of premium payments may affect the amount of the Surrender Charge.

Depending upon circumstances such as premiums paid and performance of the underlying investment options, there may be a Policy Value but no Cash Surrender Value available due to the existence of the Surrender Charge.

Unless otherwise allowed by us and specified by you, Surrender Charges will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy Value in each Account bears to the Net Policy Value.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL

We will assess a portion of the Surrender Charge if you take a partial withdrawal that exceeds the Free Withdrawal Amount. The Free Withdrawal Amount is 10% of the Net Cash Surrender Value at the time of the withdrawal less the amount of any partial withdrawals already taken in the same Policy Year.

The portion of the Policy's total Surrender Charge that will be assessed is the ratio of (a) to (b), where (a) is the amount being withdrawn in excess of the Free Withdrawal Amount and (b) is the Net Cash Surrender Value immediately prior to the withdrawal. The remaining Surrender Charges for all Coverage Amounts will be reduced in the same proportion that the Surrender Charge assessed bears to the Policy's total Surrender Charge immediately prior to the partial withdrawal.

SURRENDER CHARGES ON A FACE AMOUNT DECREASE

We will assess a portion of the Surrender Charge upon a Face Amount decrease that is not required due to a Death Benefit Option change or partial withdrawal. For each Coverage Amount that is reduced or eliminated as a result of the decrease, we will assess a portion of any applicable Surrender Charge. The proportion of the Surrender Charge that is assessed will be the ratio of amount by which the Coverage Amount is reduced to the Coverage Amount prior to reduction. The remaining Surrender Charges for affected Coverage Amounts will be reduced by the same ratio.

MONTHLY DEDUCTIONS

On the Policy Date and at the beginning of each Policy Month prior to Attained Age 100, a deduction is due from the Net Policy Value to cover certain charges described below. Monthly deductions due prior to the Policy's Effective Date will be taken on the Effective Date. Unless otherwise allowed by us and specified by you, the monthly deduction will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy Value in each Account bears to the Net Policy Value.

ADMINISTRATION CHARGE

Currently we deduct a charge of $12 per Policy Month, which is guaranteed never to be exceeded. This charge is intended to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under a Policy.

COST OF INSURANCE CHARGE

A monthly charge for the cost of insurance is determined by multiplying a cost of insurance rate by the net amount at risk at the beginning of each Policy Month.

A net amount at risk is equal to the greater of zero, or (a) minus (b), where

      (a) is the applicable death benefit amount on the first day of the month, divided by 1.0024663; and
      (b) is the Policy Value attributed to that death benefit amount on the first day of the month.

Cost of insurance rates and net amounts at risk are determined separately for each Coverage Amount and for the excess of the Death Benefit over the Face Amount (the Face Amount is the sum of the Coverage Amounts).

ATTRIBUTION OF POLICY VALUE FOR NET AMOUNTS AT RISK

To determine the net amounts at risk, the Policy Value will be attributed to Coverage Amounts in the order listed in the Policy. The amount of Policy Value attributed to a Coverage Amount will be limited to the amount that results in zero net amount at risk, and any excess Policy Value will then be attributed to the next listed Coverage Amount. Attribution will continue in this manner until either the entire Policy Value is attributed or the end of the list of Coverage Amounts is reached. Any remaining Policy Value will then be attributed to the excess of the Death Benefit over the Face Amount.

CURRENT COST OF INSURANCE RATES

Cost of insurance rates are determined separately for each Coverage Amount and the excess of the Death Benefit over the Face Amount. There are different current cost of insurance rate bases for:

      Coverage Amounts having Sales Loads,
      Coverage Amounts having Surrender Charges, and
      The excess of the Death Benefit over the Face Amount, including any Term Insurance Benefit under the FTIO Rider.

The cost of insurance rate in a specific Policy Month for an applicable death benefit amount will depend on:

      - the cost of insurance rate basis for the applicable death benefit amount,
      - the life insured's Attained Age, sex (unless unisex rates are required by law) and smoking status on the effective date of the applicable death benefit amount,
      -     the underwriting class of the applicable death benefit amount,
      - the Coverage Year, or Policy Year for the excess of the Death Benefit over the Face Amount,
      -     any extra charges for substandard ratings, as stated in the Policy.

Cost of insurance rates will generally increase with the life insured's age and the Coverage Year.

Cost of insurance rates reflect our expectation as to future mortality experience. They are also intended to cover our general costs of providing the Policy, to the extent that these costs are not covered by other charges. Current cost of insurance rates may be changed by us on a basis that does not unfairly discriminate within the class of lives insured.

GUARANTEED MAXIMUM COST OF INSURANCE RATES

In no event will the cost of insurance rates we charge exceed the guaranteed maximum rates set forth in the Policy, except to the extent that an extra charge is imposed for a substandard rating. The guaranteed rates are the 1980 Commissioners Standard Ordinary Sex Distinct (unless unisex rates are required by law) ANB Aggregate Ultimate Mortality Tables

ASSET BASED RISK CHARGE DEDUCTED FROM INVESTMENT ACCOUNTS

We assess a daily charge against amounts in the Investment Accounts. This charge is intended to compensate us for insurance risks we assume under the Policy, such as benefit payments and expenses that are higher than we expected. We will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.

The charge is a percentage of amounts in the Investment Accounts, which will reduce Unit Values of the sub-accounts. The charge is guaranteed never to exceed 0.0013699% (a annual rate of 0.50%). Currently, we charge the following rates:

  Policy Year     Daily Asset Based Risk Charge    Annual Rate
     1-10                  0.0013699%                 0.50%
      11+                  0.0006849%                 0.25%

REDUCTION IN CHARGES AND ENHANCED SURRENDER VALUES

The Policy is designed for employers and other sponsoring organizations that may purchase multiple policies as a Case. The size or nature of the Case may result in expected savings of sales, underwriting, administrative or other costs. If so, we expect to offer reductions of Policy charges and enhancements of surrender value. Eligibility for reductions and enhancements and the amounts available will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyholder, the nature of the relationship among the lives insured, the purpose for which the policies are being purchased, expected persistency of the individual policies, and any other circumstances which we believe to be relevant to the expected reduction of our expenses. Some of reductions and enhancements may be guaranteed and others may be subject to restrictions or to withdrawal or modification, on a uniform Case basis. We may change the nature and amount of reductions and enhancements available from time to time. Reductions and enhancements will be determined in a way that is not unfairly discriminatory to policyholders.

COMPANY TAX CONSIDERATIONS

Currently, we make no specific charge to the Separate Account for any federal, state, or local taxes that we incur that may be attributable to such Account or to the Policy. We reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of tax laws that we determines to be attributable to the Separate Account or to the Policy.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE

A Policy has a Policy Value, a portion of which is available to you by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the Death Benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT

Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manulife USA. See "The General Account - Fixed Account".

LOAN ACCOUNT

Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manulife USA that is lower than the loan interest rate charged on Policy Debt. See "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are cancelled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or cancelled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day that is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or Death Benefit to be made on a day that is not a Business Day will be made on the next Business Day.

UNIT VALUES

The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) minus (c), where:

      (a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transaction are made on that day;
      (b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transaction were made for that day; and
      (c) is a charge not exceeding the daily mortality and expense risk charge shown in the "Charges and Deductions - Asset Based Risk Charge Deducted from Investment Accounts" section.

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

TRANSFERS OF POLICY VALUE

At any time, you may transfer Policy Value from one sub-account to another or to the Fixed Account. We reserve the right to impose limitations on transfers, including limiting the number of transfers and amounts transferred in a period of time in accordance with applicable law. We would impose such transfer limitations in a manner that does not unfairly discriminate between individual policy owners. Transfers may also be delayed when any of the events described under items (i) through (iii) in "Payment of Proceeds" occur. In addition, transfer privileges are subject to any restrictions that may be imposed by the Trust. In addition, we reserve the right to defer the transfer privilege at any time when we are unable to purchase of redeem shares of the Trust.


The Policy is not designed for professional market timing organizations or other entities or persons engaging in programmed, frequent or large exchanges (collectively, "market timers") to speculate on short-term movements in the market since such activity may be disruptive to the Trust portfolios and increase their transaction costs. Therefore, in order to prevent excessive use of the transfer privilege, we reserve the right to impose specific limitations with respect to market timers, including restricting exchanges by market timer to certain variable investment options. Any action take by us pursuant to this provision will be preceded by written notice to the affected policy owner.


TRANSFER REQUESTS

Transfer requests may be made in writing in a format satisfactory to us. From time to time we may offer you alternate means of communicating transfer requests to us, such as electronic mail, the Internet or telephone. We will use reasonable procedures to confirm that instructions received by alternate means are genuine and we will not be liable for following instructions we have reasonably determined to be genuine.

LIMITATIONS ON TRANSFERS FROM THE FIXED ACCOUNT


The maximum amount that may be transferred from the Fixed Account in any Policy Year is 25% of the Fixed Account Value at the previous Policy Anniversary. Any transfer that involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust. We may allow greater amounts to be transferred from the Fixed Account if a systematic plan of withdrawals is agreed to in advance. For example, we will allow the transfer of 20%, 25%, 33%, 50% and 100% of the remaining balance in the Fixed Account in five successive years provided we agree in advance in writing and that no amounts are transferred into the Fixed Account during the 5 year period.


POLICY LOANS

At any time while the Policy is in force, you may borrow against the Policy Value. The Policy is the only security for the loan. Policy loans may have tax consequences. See "Tax Treatment of Policy Benefits - Policy Loan Interest."

A policy loan will affect future Policy Values, since the portion of the Policy Value in the Loan Account will receive the loan interest credited rate rather than varying with the performance of the underlying Portfolios or increasing at the Fixed Account interest credited rate. A policy loan may cause a Policy to be more susceptible to lapse since it reduces the Net Cash Surrender Value from which monthly deductions are taken. A policy loan causes the amount payable upon death of the life insured to be reduced by the amount of outstanding Policy Debt.

MAXIMUM LOAN


The amount of any loan cannot exceed the amount that would cause the Policy Debt to equal the Policy's Cash Surrender Value less the monthly deductions due from the date of the loan to the to the next Policy Anniversary.


INTEREST CHARGED ON LOANS

Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. The rate of interest charged will be an effective annual rate of 4%.

LOAN ACCOUNT

When a loan is made, an amount equal to the loan will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. You may designate how this amount is allocated among the Accounts. If you give no instructions, the amount transferred will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy Value in each Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT

Policy Value in the Loan Account will earn interest at an effective annual rate guaranteed to be at least 3.25%. We may declare a current interest rate that is greater than this, subject to change at any time. The excess of the loan interest charged rate (4%) over the loan interest credited rates will result in a net charge against the Policy Value with respect to any Policy Debt. Currently we credit loan interest rates which vary by Policy Year as follows:

  Policy Years        Current Loan       Excess Loan Interest
                        Interest              Charged Rate
                     Credited Rates
      1-10                3.25%                  0.75%
      11+                 3.75%                  0.25%

LOAN ACCOUNT ADJUSTMENTS

On the first day of each Policy Month the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. The amount transferred will be allocated to the Investment Accounts and the Fixed Account in the same proportion as the Policy Value in each Account bears to the Net Policy Value.

LOAN REPAYMENTS

Policy Debt may be repaid, in whole or in part, at any time prior to the death of the life insured while the Policy is in force. A loan repayment amount will be credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts in the same proportion as the Policy Value in each Account bears to the Net Policy Value.

Amounts paid to us not specifically designated in writing as loan repayments will be treated as premiums.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER

A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any Surrender Charges, monthly deductions due and Policy Debt. The Net Cash Surrender Value will be determined at the end of the Business Day on which we receive the Policy and a written request for surrender at the Service Office. When a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

PARTIAL WITHDRAWALS

You may make a partial withdrawal of the Net Cash Surrender Value at any time. You may designate how the withdrawal amount is allocated among the Investment Account and the Fixed Account. If you give no instructions, the withdrawal amount will be allocated among the Accounts in the same proportion as the Policy Value in each Account bears to the Net Policy Value.

Surrender Charges may be assessed on a Partial Withdrawal. See "Charges and Deductions - Surrender Charges." The Death Benefit may be reduced as a result of a Partial Withdrawal. See "Death Benefits - Decreases in Face Amount under Death Benefit Option 1 due to a Partial Withdrawal").

LAPSE AND REINSTATEMENT

LAPSE

A Policy will go into default if at the beginning of a Policy Month if the Net Cash Surrender Value would go below zero after deducting the monthly deduction then due. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." We will notify you of the default and will allow you a 61-day grace period in which to make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium load. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

DEATH DURING GRACE PERIOD

If the life insured should die during the grace period, the Policy Value used in the calculation of the Death Benefit will be the Policy Value on the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

REINSTATEMENT

You may reinstate a Policy that has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

     (a) The Policy must not have been surrendered for its Net Cash Surrender Value;

     (b) Evidence of the life insured's insurability satisfactory to us must be provided; and

     (c) A premium equal to the payment required during the grace period following default to keep the Policy in force is paid.

THE GENERAL ACCOUNT

The general account of Manulife USA consists of all assets owned by us other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, we have sole discretion over investment of the assets of the general account.

By virtue of exclusionary provisions, interests in the general account of Manulife USA have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the SEC has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

FIXED ACCOUNT

You may allocate net premiums to the Fixed Account or transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. Manulife USA will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in our general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE FIXED ACCOUNT

The Policy Value in the Fixed Account is equal to:

      (a)   the portion of the net premiums allocated to it; plus
      (b)   any amounts transferred to it; plus
      (c)   interest credited to it; less
      (d)   any charges deducted from it; less
      (e)   any partial withdrawals from it; less
      (f)   any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT

An allocation of Policy Value to the Fixed Account does not entitle you to share in the investment experience of the general account. Instead, we guarantee that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of the general account. We may declare a current interest rate in excess of the guaranteed rate, subject to change at any time.

OTHER PROVISIONS OF THE POLICY

POLICYHOLDER RIGHTS

Unless otherwise restricted by a separate agreement, you may:

-     Vary the premiums paid under the Policy.
-     Change the Death Benefit Option.
-     Change the premium allocation for future premiums.
-     Transfer amounts between sub-accounts.
-     Take loans and/or partial withdrawals.
-     Surrender the contract.
-     Transfer ownership to a new owner.
- Name a contingent owner that will automatically become owner if you die before the life insured.
-     Change or revoke a contingent owner.
-     Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS

We will not be bound by an assignment until we receive a copy of the assignment at the Service Office. We assume no responsibility for the validity or effects of any assignment.

BENEFICIARY

You may appoint one or more beneficiaries of the Policy by naming them in the application. Beneficiaries may be appointed in three classes - primary, secondary, and final. Beneficiaries may also be revocable or irrevocable. Unless an irrevocable designation has been elected, you may change the beneficiary during the life insured's lifetime by giving written notice in a form satisfactory to us. If the life insured dies and there is no surviving beneficiary, you, or your estate if you are the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, we will pay the insurance benefit as if the beneficiary had died before the life insured.

INCONTESTABILITY

We will not contest the validity of a Policy after it has been in force during the life insured's lifetime for two years from the Issue Date stated in the Policy, nor will we contest the validity of an increase in Face Amount after it has been in force during the life insured's lifetime for two years. If a Policy has been reinstated, we can contest any misrepresentation of a fact material to the reinstatement for a period of two years after the reinstatement date.

MISSTATEMENT OF AGE OR SEX

If the life insured's stated age or sex or both in the Policy are incorrect, we will change the Face Amount so that the Death Benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION

If the life insured, whether sane or insane, dies by suicide within two years from the Issue Date stated in The Policy (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), we will pay only the premiums paid less any partial withdrawals and any Policy Debt. If the life insured should die by suicide within two years after a Face Amount increase, the Death Benefit for the increase will be limited to the monthly deductions for the increase. At our discretion, this provision may be waived, such as policies purchased in conjunction with certain existing benefit plans.

SUPPLEMENTARY BENEFITS

Subject to certain requirements, one or more supplementary benefits may be added to a Policy, including the FTIO Rider (see "Death Benefits - Flexible Term Insurance Option Rider") and, in the case of a Policy owned by a corporation or other similar entity, a benefit permitting a change in the life insured (a taxable event). More detailed information concerning this supplementary benefit may be obtained from us. There is no cost for any supplementary benefit currently offered by us, with the exception of FTIO Rider (see "Charges and Deductions - Monthly Deductions").

TAX TREATMENT OF THE POLICY

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the Service. MANULIFE USA DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICY.

The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of the Policy in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax adviser should be consulted for advice on the tax attributes of the particular arrangement.

Manulife USA is taxed as a life insurance company. Because the operations of the Separate Account are a part of, and are taxed with, our operations, the Separate Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, we are not taxed on the investment income and capital gains of the Separate Account, but we may be eligible for certain tax credits or deductions relating to foreign taxes paid and dividends received by Trust portfolios. Our use of these tax credits or deductions will not adversely affect or benefit the Separate Account. We do not anticipate that it will be taxed on the income and gains of the Separate Account in the future, but if we are, we may impose a corresponding charge against the Separate Account.

LIFE INSURANCE QUALIFICATION

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Internal Revenue Code, and thereby to enjoy the tax benefits of such a contract:

1. The Policy must satisfy the definition of life insurance under Section 7702 of the Code.
2. The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.
3. The Policy must be a valid life insurance contract under applicable state law.
4. The policyholder must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium Test. By limiting cash value at any time to the net single premium that would be required in order to fund future benefits under the contract, the Cash Value Accumulation Test in effect requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy which is issued on the basis of a standard rate class, we believe (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyholder pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, we may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, we reserve the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. We believe that the Separate Account will thus meet the diversification requirement, and we will monitor continued compliance with the requirement.

STATE LAW

A Policy must qualify as a valid life insurance contract under applicable state laws. State regulations require that the policyholder have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyholder's gross income. The IRS has stated in published rulings that a variable policyholder will be considered the owner of separate account assets if the policyholder possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyholder), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets". As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyholders were not owners of separate account assets. For example, the Policy has many more portfolios to which policyholders may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes. We believe that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option, a policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyholder or beneficiary.

DEATH BENEFIT

The death benefit under the Policy should be generally excludible from the gross income of the beneficiary under Section 101(a)(1) of the Code. A transfer of the Policy for valuable consideration, however, may cause a portion of the death benefit to be taxable (See "Other Transactions" below).

CASH VALUES

Generally, the policyholder will not be deemed to be in constructive receipt of the Policy Value until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY

Investment in the Policy means:

(a) the aggregate amount of any premiums or other consideration paid for the Policy; minus
(b) the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyholder (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract or "MEC," to the extent such amount has been excluded from gross income, will be disregarded); plus
(c) the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyholder.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE

Upon a complete surrender or lapse of a Policy or when benefits are paid at a policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of lapse, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements.

DISTRIBUTIONS

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a MEC.

DISTRIBUTIONS FROM NON-MECS

A distribution from a non-MEC is generally treated as a tax-free recovery by the policyholder of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. Loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyholder.

Force Outs

An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyholder in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MECS

Policies classified as MECs will be subject to the following tax rules:

(a) First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.
(b) Second, loans taken from or secured by such a Policy and assignments and pledges of any part of its value are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.
(c) Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan:
      (i)   is made on or after the policyholder attains age 59 1/2;
      (ii)  is attributable to the policyholder becoming disabled; or
      (iii) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyholder or the joint lives (or joint life expectancies) of the policyholder and the policyholder's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts

Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven policy years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the Policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyholder should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes

A Policy that is not a MEC may become a MEC if it is "materially changed". If there is a material change to the Policy, the seven year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount

If there is a reduction in benefits during the first seven policy years, the seven-pay premium limit is recalculated as if the Policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by us to provide a payment schedule that will not violate the seven pay test.

Exchanges

A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums

If a premium, which would cause the Policy to become a MEC, is received within 23 days of the next Policy Anniversary, we will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next Policy Anniversary, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. (Any amount that would still be excess premium will be refunded to the policyholder). The policyholder will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. (If the policyholder does not respond, the premium and interest will be applied as described above).

If a premium, which would cause the Policy to become a MEC, is received more than 23 days prior to the next Policy Anniversary, we will refund any excess premium to the policyholder. The portion of the premium which is not excess will be applied as of the date received. The policyholder will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

Multiple Policies

All MEC's that are issued by a Company (or its affiliates) to the same policyholder during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST

Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies issued after June 8, 1997 bear to the sum of such average unborrowed cash values and the average adjusted bases for all other assets of the taxpayer.

If the policyholder is an individual, and if the taxpayer is a business and is not the policyholder, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

POLICY EXCHANGES

A policyholder generally will not recognize gain upon the exchange of a Policy for another life insurance policy covering the same life insured and issued by us or another insurance company, except to the extent that the policyholder receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyholder's Investment in the Policy.

OTHER TRANSACTIONS

A transfer of the Policy, a change in the owner, a change in the life insured, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the Death Benefit payable upon the death of the life insured may in certain circumstances be includible in taxable income to the extent that the Death Benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyholder and beneficiary.

ALTERNATE MINIMUM TAX

Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the Death Benefit proceeds.

INCOME TAX REPORTING

In certain employer-sponsored life insurance arrangements, including equity split-dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

(a)   the value each year of the life insurance protection provided;
(b)   an amount equal to any employer-paid premiums;
(c)   income equal to imputed interest on deemed employer loan; or
(d) some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS

As long as the Policy is in force, we will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at the Service Office of all the documents required for such a payment. We may delay the payment of any policy loans, surrenders, partial withdrawals, or insurance benefit that depends on Fixed Account values for up to six months or in the case of any Investment Account for any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets or (iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (2) and (3) exist.

REPORTS TO POLICYHOLDERS

Within 30 days after each Policy Anniversary, we will send you a statement showing, among other things:

      -     the amount of Death Benefit;
      - the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;
      - the value of the units in each Investment Account to which the Policy Value is allocated;
      -     the Policy Debt and any loan interest charged since the last report;
      - the premiums paid and other Policy transactions made during the period since the last report; and
      -     any other information required by law.

You will also be sent an annual and a semi-annual report for the Trust, which will include a list of the securities, held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES

Manulife Financial Securities LLC ("Manulife Securities"), an indirect wholly owned subsidiary of MFC, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manulife USA. Manulife Securities is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. Manulife Securities is located at 73 Tremont Street, Boston, MA 02108 and is organized as a Delaware limited liability company. The managing member of Manulife Securities is Manulife USA. The Policies will be sold by registered representatives of either Manulife Securities or other broker-dealers having distribution agreements with Manulife Securities who are authorized by state insurance departments to do so. The Policies will be sold in all states of the United States except New York.

A registered representative will receive commissions not to exceed 25% of premiums paid up to the Annual Premium Target, and 5% of premiums paid in excess of the Annual Premium Target in Policy Years 1 through 5, commissions of 5% of premiums paid in Policy Years 6 and later, and after the fifth Policy Anniversary 0.20% of the Policy Value per year. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manulife USA or Manufacturers Life will be eligible for additional compensation.

RESPONSIBILITIES OF MFC

MFC entered into an agreement with Manulife Securities pursuant to which MFC, on behalf of Manulife Securities will pay the sales commissions in respect of the Policies and certain other policies issued by Manulife USA, prepare and maintain all books and records required to be prepared and maintained by Manulife Securities with respect to the Policies and such other policies, and send all confirmations required to be sent by Manulife Securities with respect to the Policies and such other policies. Manulife Securities will promptly reimburse MFC for all sales commissions paid by MFC and will pay MFC for its other services under the agreement in such amounts and at such times as agreed to by the parties.

MFC has also entered into a Service Agreement with Manulife USA pursuant to which MFC will provide to Manulife USA with issue, administrative, general services and recordkeeping functions on behalf of Manulife USA with respect to all of its insurance policies including the Policies.

VOTING RIGHTS

As stated previously, all of the assets held in each sub-account of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manulife USA is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manulife USA will vote shares held in the sub-accounts in accordance with instructions received from policyholders having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyholders are received, including shares not attributable to the Policies, will be voted by Manulife USA in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manulife USA to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyholder is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manulife USA, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manulife USA may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, we may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that we reasonably disapprove such changes in accordance with applicable federal regulations. If Manulife USA does disregard voting instructions, it will advise policyholders of that action and its reasons for such action in the next communication to policyholders.

SUBSTITUTION OF PORTFOLIO SHARES

It is possible that in the judgment of the management of Manulife USA, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, Manulife USA may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and one or more state insurance departments may be required.

Manulife USA also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company, (iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. We also reserve the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

RECORDS AND ACCOUNTS

The Service Office is responsible for performing all administrative functions, such as decreases, increases, surrender and partial withdrawals, and fund transfers although certain of these functions may be delegated to McCamish Systems, L.L.C., 6425 Powers Ferry Road, Atlanta, Georgia 30339.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by us. All financial transactions will be handled by us. All reports required to be made and information required to be given will be provided the Company or by McCamish Systems on behalf of us.

STATE REGULATIONS

Manulife USA is subject to the regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

Manulife USA is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.


INDEPENDENT AUDITORS

The consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the financial statements of Separate Account N of The Manufacturers Life Insurance Company (U.S.A.) (formerly known as Separate Account Four of The Manufacturers Life Insurance Company of America) at December 31, 2001, and for each of the two years in the period ended December 31, 2001, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.




FINANCIAL STATEMENTS

The most current financial statements of The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") are those as of December 31, 2001. ManUSA does not customarily issue U.S. GAAP financial statements more often than annually and believes that any incremental benefit to prospective policyowners that may result from issuing and delivery more current financial statements, though unaudited, does not justify the additional cost that would be incurred. In addition, ManUSA represents that there have been no adverse changes in the financial condition or operations of the company between December 31, 2001 and the date of this prospectus.


FURTHER INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC which is located at http://www.sec.gov.

For further information you may also contact Manulife USA's home office, the address and telephone number of which are on the first page of the prospectus.

OFFICERS AND DIRECTORS

                     POSITION WITH
NAME                 MANULIFE USA              PRINCIPAL OCCUPATION
----                 ------------              --------------------
James Boyle (43)**   President,                President, U.S. Annuities, Manulife USA, January 2002 to present; Senior Vice
                     U.S. Annuities, Director  President, U.S. Annuities, The Manufacturers Life Insurance Company, July 1999
                                               to present; President, The Manufacturers Life Insurance Company of North
                                               America, July 1999 to December 2001; Vice President, Institutional Markets,
                                               Manulife Financial, May 1998 to June 1999; Vice President, Administration of
                                               U.S. Annuities, Manulife Financial, September 1996 to May 1998; Vice President,
                                               Treasurer and Chief Administrative Officer, North American Funds, June 1994 to
                                               September 1996.

Robert A. Cook       President,                President, U.S. Individual Insurance, Manulife USA, January 2002 to present;
(47)**               U.S. Insurance; Director  Senior Vice President, U.S. Individual Insurance, Manulife USA, January 1999 to
                                               December 2001; Senior Vice President, The Manufacturers Life Insurance Company,
                                               January 1999 to present; Vice President, Product Management, The Manufacturers
                                               Life Insurance Company, January 1996 to December 1998; Sales and Marketing
                                               Director, The Manufacturers Life Insurance Company, 1994 to 1995.

Peter Copestake      Vice President, Finance   Vice President, Finance, Manulife USA, December 1999 to present; Vice President
(46)***                                        & Treasurer, The Manufacturers Life Insurance Company, November 1999 to
                                               present; Vice President, Asset Liability Management, Canadian Imperial Bank of
                                               Commerce (CIBC), 1991 to 1999; Director, Capital Management, Bank of Montreal,
                                               1986-1990; Inspector General of Banks, Department of Finance, 1980-1985.

John D. DesPrez      Chairman and President    President, Manulife USA, January 1999 to date; Executive Vice President, U.S.
III (45)**                                     Operations, The Manufacturers Life Insurance Company, January 1999 to present;
                                               Senior Vice President, U.S. Annuities, The Manufacturers Life Insurance Company,
                                               September 1996 to December 1998; President of The Manufacturers Life Insurance
                                               Company of North America, September 1996 to December, 1998; Vice President,
                                               Mutual Funds, North American Security Life Insurance Company, January 1995 to
                                               September 1996.

James D. Gallagher   Vice President,           Vice President, Secretary & General Counsel, Manulife USA, January 1996 to
(47)**               Secretary and General     present; Vice President, Chief Legal Officer & Government Relations, U.S.
                     Counsel                   Operations, The Manufacturers Life Insurance Company, January 1996 to present;
                                               President, The Manufacturers Life Insurance Company of New York, August 1999 to
                                               present;  Vice President, Secretary and General Counsel, The Manufacturers Life
                                               Insurance Company of America, January 1997 to present; Secretary and General
                                               Counsel, Manufacturers Adviser Corporation, January 1997 to present; Vice
                                               President, Secretary and General Counsel, The Manufacturers Life Insurance
                                               Company of North America, 1994 to December 2001.

Donald Guloien       Executive Vice President  Executive Vice President & Chief Investments Officer, Manulife USA, June 2001
(45)***              and Chief Investment      to present; Executive Vice President & Chief Investment Officer, The
                     Officer                   Manufacturers Life Insurance Company, March 2001 to present; Executive Vice
                                               President, Business Development, The Manufacturers Life Insurance Company,
                                               January 1999 to March 2001; Senior Vice President, Business Development, The
                                               Manufacturers Life Insurance Company, 1994 to December 1998.

                     POSITION WITH
NAME                 MANULIFE USA              PRINCIPAL OCCUPATION
----                 ------------              --------------------
Geoffrey Guy         Director                  Executive Vice President and Chief Actuary, The Manufacturers Life Insurance
(54)***                                        Company, February 2000 to present; Senior Vice President and Chief Actuary, The
                                               Manufacturers Life Insurance Company, 1996 to 2000; Vice President and Chief
                                               Actuary, The Manufacturers Life Insurance Company, 1993 to 1996; Vice President
                                               and Chief Financial Officer, U.S. Operations, The Manufacturers Life Insurance
                                               Company, 1987 to 1993.

John Lyon            Vice President and        Vice President & Chief Financial Officer, Investments, Manulife USA, June 2001
(49) ***             Chief Financial           to present; Vice President & Chief Financial Officer, Investments, The
                     Officer, Investments;     Manufacturers Life Insurance Company; April 2001 to present; Vice President,
                     Director                  Business Development, The Manufacturers Life Insurance Company, 1995-2001;
                                               Assistant Vice President, Business Development, The Manufacturers Life Insurance
                                               Company, 1994-1995; Director/Manager, Corporate Finance, The Manufacturers Life
                                               Insurance Company, 1992-1994.

Steven Mannik        President, Reinsurance;   President, Reinsurance, Manulife USA, January 2001 to present; Senior Vice
(43)***              Director                  President, Reinsurance Operations, The Manufacturers Life Insurance Company,
                                               June 2001 to present; President, Manulife Reinsurance Corporation (U.S.A.),
                                               June, 2001 to December 2001; Vice President, Business Development, The
                                               Manufacturers Life Insurance Company, 1999 to June 2001; Principal, Towers
                                               Perrin, 1988 to 1999.

James O'Malley       President,                President, U.S. Pensions, Manulife USA, January 2002 to present, Senior Vice
(55)***              U.S. Pensions; Director   President, U.S. Pensions, Manulife USA, January 1999 to December present;
                                               Senior Vice President, U.S. Pensions, The Manufacturers Life Insurance Company,
                                               January 1999 to present; Vice President, Systems New Business Pensions, The
                                               Manufacturers Life Insurance Company, 1984 to December 1998.

Rex Schlaybaugh,     Director                  Member, Dykema Gossett, PLLC, 1982 to present; Vice Chairman, Oxford
Jr.  (52)****                                  Automotive, Inc. 1997 to present

John Ostler          Executive Vice            Executive Vice President and Chief Financial Officer, Manulife USA, January
(48)***              President and Chief       2002 to present; Vice President and Chief Financial Officer, Manulife USA,
                     Financial Officer         October 1, 2000 to present; Vice President and Chief Financial Officer, U.S.
                                               Operations, The Manufacturers Life Insurance Company, October 1, 2000 to
                                               present; Vice President and Corporate Actuary, The Manufacturers Life Insurance
                                               Company, March 1998 to September 2000; Vice President & CFO U.S. Individual
                                               Insurance, The Manufacturers Life Insurance Company, 1992 to March 1998; Vice
                                               President, U.S. Insurance Products, The Manufacturers Life Insurance Company,
                                               1990 - 1992; Assistant Vice President & Pricing Actuary, US Insurance, The
                                               Manufacturers Life Insurance Company, 1988-1990.

Warren Thomson       Senior Vice President,    Senior Vice President, Investments, Manulife USA, June 2001 to present; Senior
(47)***              Investments               Vice President, Investments, The Manufacturers Life Insurance Company, May 2001
                                               to Present; President, Norfolk Capital Partners Inc. 2000 - May 2001; Managing
                                               Director, Public Sector Finance, New Capital Group Inc. 1995-2000; Tax Partner,
                                               Coopers & Lybrand Chartered Accounts, 1994-1995; Taxation Vice President, The
                                               Manufacturers Life Insurance Company, 1987-1994.

                     POSITION WITH
NAME                 MANULIFE USA              PRINCIPAL OCCUPATION
----                 ------------              --------------------
Denis Turner         Senior Vice President     Senior Vice President and Treasurer, Manulife USA, January 2002 to present;
(45)***              and Treasurer             Vice President and Treasurer, Manulife USA, May 1999 to December 2001; Vice
                                               President and Chief Accountant, U.S. Operations, The Manufacturers Life
                                               Insurance Company, May 1999 to present; Vice President and Treasurer, The
                                               Manufacturers Life Insurance Company of America, May 1999 to present; Assistant
                                               Vice President, Financial Operations, Reinsurance Division, The Manufacturers
                                               Life Insurance Company, February 1998 to April 1999; Assistant Vice President &
                                               Controller, Reinsurance Division, The Manufacturers Life Insurance Company,
                                               November 1995, to January 1998, Assistant Vice President, Corporate Controllers,
                                               The Manufacturers Life Insurance Company, January 1989 to October 1995.

**Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.

***Principal business address is Manulife Financial, 200 Bloor Street East, Toronto, Ontario Canada M4W 1E5.

****Principal business address is Dykema Gossett, 800 Michigan National Tower, Lansing, Michigan 48933.

                                   Appendix A



                                   Definitions



Annual Premium Target
is an amount set forth in the Policy that limits the amount of premium attributable to a Coverage Amount in Surrender Charge or Sales Load calculations.



Attained Age
is the Issue Age of the life insured plus the number of completed Policy Years.



Business Day
is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.



Case
is a group of Policies insuring individual lives with common employment or other relationship, independent of the Policies.



Cash Surrender Value
is the Policy Value less the Surrender Charge and any outstanding monthly deductions due.



Coverage Amount
is an amount of insurance coverage under the Policy with a distinct effective date. The Face Amount of the Policy at any time is the sum of the Coverage Amounts in effect.



Coverage Year
is a one-year period beginning on a Coverage Amount's effective date and on each anniversary of this date. For Coverage Amounts in effect on the Policy's Effective Date, the Coverage Year is the same as the Policy Year.



Fixed Account
is the part of the Policy Value that reflects the value you have in our general account.



Investment Account
is the part of the Policy Value that reflects the value you have in one of the sub-accounts of the Separate Account.



Issue Age
is the life insured's age on the birthday closer to the Policy Date.



Loan Account
is the part of the Policy Value that reflects policy loans and interest credited to the Policy Value in connection with such loans.



Minimum Initial Premium
is the sum of the Monthly Deductions due for the first 3 Policy Months plus the Premium Charges deductible from this amount.



Net Cash Surrender Value
is the Cash Surrender Value less the Policy Debt.



Net Policy Value
is the Policy Value less the value in the Loan Account.



Net Premium
is the premium paid less the Premium Load and Sales Load.

Policy Date, Policy Anniversary, Policy Month and Policy Year
Policy Date is the date from which the first Monthly Deductions are calculated and from which Policy Years, Policy Months, and Policy Anniversaries are measured.



Policy Debt
on any date is the aggregate amount of policy loans, including borrowed and accrued interest, less any loan repayments.



Policy Value
is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.



Service Office
is 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5, or such other address as we specify to you by written notice.

                                   APPENDIX B


ILLUSTRATIONS

The following tables illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

ASSUMPTIONS

- Hypothetical gross annual investment returns for the Portfolios (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6%, and 12% over the periods indicated.


- A life insured who is a male, Issue Age 45, non-smoker. Short Form Underwriting was used.



-     A Face Amount of $365,000 and Death Benefit Option 1 in all Policy Years.



- Payment of an annual premium of $20,000 on the first day of each of the first seven Policy Years.



- All policy values are allocated to the Investment Accounts for the entire period shown.



-     There are no partial withdrawals or policy loans.



-     Tables 1, 2, and 3 assumes a Surrender Charge



-     Tables 4, 5, and 6 assume a Sales Load.


-     The Cash Value Accumulation Test is used.


- All currently applicable charges and deductions are assessed against the Policy, i.e. a Premium Load, Sales Load or Surrender Charge, monthly Cost of Insurance Charge and Administration Charge and an Asset Based Risk Charge deducted daily from Investment Accounts. The first set of columns in each table, under the heading "Current Charges", assumes rates of charges and deductions that we currently expect to charge. The second set of columns, under the heading "Guaranteed Charges", assumes maximum rates of charges and deductions.



- The amounts shown in the Tables also take into account the Portfolios' investment management fees and other expenses, which are assumed to be at an annual rate of .971% of the average daily net assets of the portfolio.



The Death Benefits, Policy Values, and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6%, and 12%, but fluctuated over and under those averages throughout the years. The values would also be different depending on the allocation of the Policy Value among the Portfolios, if the actual rates of return averaged 0%, 6%, or 12%, but the rates of each Portfolio varied above and below such averages.


The gross annual rates of returns correspond to net annual rates of return according to the table below:


                              Gross Rate of Return
               Policy Year       0.00%        6.00%       12.00%
               -----------       -----        -----       ------
Net Rate          1-10          -1.46%        4.45%       10.36%
of Return          11+          -1.26%        4.66%       10.59%



Current Cost of Insurance are below the guaranteed rates in many instances and may be changed. The Premium Load rate and Asset Based Risk Charge rate we currently expect to charge in Policy Years 11 and later are below the guaranteed rates and may be changed.



The illustrations reflect the expense reimbursement in effect for the Science & Technology, International Stock, Blue Chip Growth, Health Sciences Trust, Small Company Value Trust, Equity-Income and Lifestyle Trusts and the expense limitations in effect for the Capital Opportunities Trust, the Utilities Trust and the Index Trusts and the waiver of Policy charges in effect for the 500 Index Trust. In the absence of such expense reimbursement and expense limitation, the average of the Portfolios' current expenses would have been ..977% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of -1.47%, 4.44% and 10.36% for Policy Years 1-10 and 1.27%, 4.65% and 10.58% for Policy Years 11 and after. The expense reimbursement for the Life-style Trusts and the expense limitation for the Equity Index Trust remained in effect during the fiscal year ended December 31, 2001 and are expected to remain in effect during the fiscal year ending December 31, 2002. Were the expense reimbursement and expense limitation to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.

Upon request, the Company will furnish a comparable illustration based on the proposed life insured's Issue Age, sex and risk class, any additional ratings and the death benefit option, Face Amount, Death Benefit Schedule (if applicable), and planned premium requested. Illustrations for smokers would show less favorable results than the illustration shown in this prospectus.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include cash surrender values and death benefit figures computed or using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables.


The Policies were first sold to the public [ON____________]. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be the same as for the first full year the Policies were offered.

              Table 1 - Surrender Charge - Short Form Underwriting
                  Hypothetical Gross Investment Return of 0.00%

                                                  Current Charges
                                                  ---------------
                  Premium      Policy      plus   less      Less      plus      Policy             Net Cash       Death
 Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
----   -------      -----      ------   -------   ----    ------   -------      ------   ------       -----      ------
   1    20,000     21,000           0    19,600    144     1,430      -274      17,752    1,000      16,752     365,000
   2    20,000     43,050      17,752    19,600    144     1,487      -533      35,189    1,600      33,589     365,000
   3    20,000     66,203      35,189    19,600    144     1,550      -787      52,307    1,800      50,507     365,000
   4    20,000     90,513      52,307    19,600    144     1,609    -1,037      69,117    2,000      67,117     365,000
   5    20,000    116,038      69,117    19,600    144     1,631    -1,283      85,659    2,000      83,659     365,000
   6    20,000    142,840      85,659    19,600    144     1,684    -1,524     101,907    1,500     100,407     365,000
   7    20,000    170,982     101,907    19,600    144     1,691    -1,761     117,911    1,000     116,911     365,000
   8         0    179,531     117,911         0    144     1,844    -1,708     114,215    1,000     113,215     365,000
   9         0    188,508     114,215         0    144     2,032    -1,652     110,387      500     109,887     365,000
  10         0    197,933     110,387         0    144     2,248    -1,594     106,400        0     106,400     365,000
  11         0    207,830     106,400         0    144     2,400    -1,223     102,633        0     102,633     365,000
  12         0    218,221     102,633         0    144     2,445    -1,179      98,866        0      98,866     365,000
  13         0    229,132      98,866         0    144     2,219    -1,136      95,366        0      95,366     365,000
  14         0    240,589      95,366         0    144     1,988    -1,097      92,137        0      92,137     365,000
  15         0    252,619      92,137         0    144     1,804    -1,061      89,129        0      89,129     365,000
  16         0    265,249      89,129         0    144     1,774    -1,026      86,185        0      86,185     365,000
  17         0    278,512      86,185         0    144     1,877      -991      83,173        0      83,173     365,000
  18         0    292,438      83,173         0    144     2,088      -954      79,987        0      79,987     365,000
  19         0    307,059      79,987         0    144     2,417      -915      76,511        0      76,511     365,000
  20         0    322,412      76,511         0    144     2,781      -872      72,713        0      72,713     365,000
  25         0    411,489      54,786         0    144     4,851      -606      49,185        0      49,185     365,000
  30         0    525,176      19,678         0    144     9,479      -169       9,886        0       9,886     365,000

                                                Guaranteed Charges
                                                ------------------
                  Premium      Policy      plus   less      Less      plus      Policy             Net Cash       Death
 Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
----   -------      -----      ------   -------   ----    ------   -------      ------   ------       -----      ------
   1    20,000     21,000           0    19,600    144     1,571      -273      17,612    1,000      16,612     365,000
   2    20,000     43,050      17,612    19,600    144     1,614      -530      34,924    1,600      33,324     365,000
   3    20,000     66,203      34,924    19,600    144     1,653      -783      51,944    1,800      50,144     365,000
   4    20,000     90,513      51,944    19,600    144     1,687    -1,031      68,683    2,000      66,683     365,000
   5    20,000    116,038      68,683    19,600    144     1,722    -1,275      85,141    2,000      83,141     365,000
   6    20,000    142,840      85,141    19,600    144     1,751    -1,516     101,331    1,500      99,831     365,000
   7    20,000    170,982     101,331    19,600    144     1,787    -1,752     117,247    1,000     116,247     365,000
   8         0    179,531     117,247         0    144     1,979    -1,697     113,428    1,000     112,428     365,000
   9         0    188,508     113,428         0    144     2,199    -1,639     109,445      500     108,945     365,000
  10         0    197,933     109,445         0    144     2,453    -1,579     105,269        0     105,269     365,000
  11         0    207,830     105,269         0    144     2,731    -1,516     100,878        0     100,878     365,000
  12         0    218,221     100,878         0    144     3,041    -1,449      96,244        0      96,244     365,000
  13         0    229,132      96,244         0    144     3,374    -1,379      91,348        0      91,348     365,000
  14         0    240,589      91,348         0    144     3,739    -1,304      86,160        0      86,160     365,000
  15         0    252,619      86,160         0    144     4,143    -1,225      80,648        0      80,648     365,000
  16         0    265,249      80,648         0    144     4,602    -1,141      74,762        0      74,762     365,000
  17         0    278,512      74,762         0    144     5,126    -1,051      68,441        0      68,441     365,000
  18         0    292,438      68,441         0    144     5,734      -954      61,609        0      61,609     365,000
  19         0    307,059      61,609         0    144     6,442      -848      54,175        0      54,175     365,000
  20         0    322,412      54,175         0    144     7,258      -733      46,039        0      46,039     365,000
  25         0    411,489       4,378         0     36     3,263        -8           0        0           0           0
  30         0    525,176           0         0      0         0         0           0        0           0           0

- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of Manufacturers Investment Trust.

- The policy value, cash surrender value and death benefit would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that any hypothetical rate of return can be achieved for any one year or other period of time.

              Table 2 - Surrender Charge - Short Form Underwriting
                  Hypothetical Gross Investment Return of 6.00%

                                                  Current Charges
                                                  ---------------
                  Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
 Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
----   -------      -----      ------   -------   ----    ------   -------      ------   ------       -----      ------
   1    20,000          0           0    19,600    144     1,428       835      18,863    1,000      17,863     365,000
   2    20,000     18,863      18,863    19,600    144     1,477     1,673      38,515    1,600      36,915     365,000
   3    20,000     38,515      38,515    19,600    144     1,526     2,547      58,992    1,800      57,192     365,000
   4    20,000     58,992      58,992    19,600    144     1,561     3,457      80,344    2,000      78,344     365,000
   5    20,000     80,344      80,344    19,600    144     1,549     4,408     102,659    2,000     100,659     365,000
   6    20,000    102,659     102,659    19,600    144     1,553     5,401     125,963    1,500     124,463     365,000
   7    20,000    125,963     125,963    19,600    144     1,500     6,440     150,359    1,000     149,359     368,378
   8         0    150,359     150,359         0    144     1,577     6,651     155,288    1,000     154,288     369,586
   9         0    155,288     155,288         0    144     1,680     6,868     160,333      500     159,833     371,973
  10         0    160,333     160,333         0    144     1,787     7,090     165,493        0     165,493     372,358
  11         0    165,493     165,493         0    144     1,842     7,837     171,343        0     171,343     375,241
  12         0    171,343     171,343         0    144     1,813     8,116     177,502        0     177,502     378,079
  13         0    177,502     177,502         0    144     1,594     8,415     184,180        0     184,180     381,252
  14         0    184,180     184,180         0    144     1,390     8,739     191,384        0     191,384     386,596
  15         0    191,384     191,384         0    144     1,231     9,086     199,095        0     199,095     392,218
  16         0    199,095     199,095         0    144     1,178     9,455     207,228        0     207,228     397,878
  17         0    207,228     207,228         0    144     1,210     9,842     215,716        0     215,716     403,388
  18         0    215,716     215,716         0    144     1,309    10,244     224,507        0     224,507     408,602
  19         0    224,507     224,507         0    144     1,481    10,658     233,540        0     233,540     415,701
  20         0    233,540     233,540         0    144     1,663    11,084     242,817        0     242,817     422,502
  25         0    283,090     283,090         0    144     2,478    13,425     293,894        0     293,894     455,535
  30         0    339,681     339,681         0    144     3,894    16,086     351,729        0     351,729     495,938

                                                Guaranteed Charges
                                                ------------------
                  Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
 Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
----   -------      -----      ------   -------   ----    ------   -------      ------   ------       -----      ------
   1    20,000     21,000           0    19,600    144     1,569       831      18,718    1,000      17,718     365,000
   2    20,000     43,050      18,718    19,600    144     1,603     1,664      38,235    1,600      36,635     365,000
   3    20,000     66,203      38,235    19,600    144     1,627     2,532      58,595    1,800      56,795     365,000
   4    20,000     90,513      58,595    19,600    144     1,637     3,438      79,852    2,000      77,852     365,000
   5    20,000    116,038      79,852    19,600    144     1,636     4,384     102,056    2,000     100,056     365,000
   6    20,000    142,840     102,056    19,600    144     1,616     5,373     125,269    1,500     123,769     365,000
   7    20,000    170,982     125,269    19,600    144     1,585     6,407     149,547    1,000     148,547     366,390
   8         0    179,531     149,547         0    144     1,692     6,612     154,324    1,000     153,324     367,290
   9         0    188,508     154,324         0    144     1,813     6,822     159,188      500     158,688     369,317
  10         0    197,933     159,188         0    144     1,944     7,035     164,136        0     164,136     369,306
  11         0    207,830     164,136         0    144     2,081     7,252     169,163        0     169,163     370,467
  12         0    218,221     169,163         0    144     2,224     7,473     174,268        0     174,268     371,190
  13         0    229,132     174,268         0    144     2,362     7,697     179,458        0     179,458     371,479
  14         0    240,589     179,458         0    144     2,514     7,924     184,725        0     184,725     373,144
  15         0    252,619     184,725         0    144     2,669     8,155     190,066        0     190,066     374,430
  16         0    265,249     190,066         0    144     2,834     8,389     195,478        0     195,478     375,317
  17         0    278,512     195,478         0    144     3,005     8,626     200,955        0     200,955     375,785
  18         0    292,438     200,955         0    144     3,184     8,865     206,492        0     206,492     375,815
  19         0    307,059     206,492         0    144     3,414     9,106     212,040        0     212,040     377,431
  20         0    322,412     212,040         0    144     3,653     9,347     217,590        0     217,590     378,607
  25         0    411,489     239,864         0    144     4,789    10,559     245,489        0     245,489     380,508
  30         0    525,176     267,453         0    144     6,383    11,749     272,675        0     272,675     384,471

- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of Manufacturers Investment Trust.

- The policy value, cash surrender value and death benefit would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that any hypothetical rate of return can be achieved for any one year or other period of time.

              Table 3 - Surrender Charge - Short Form Underwriting
                 Hypothetical Gross Investment Return of 12.00%

                                                  Current Charges
                                                  ---------------
                  Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
 Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
----   -------      -----      ------   -------   ----    ------   -------      ------   ------       -----      ------
   1    20,000     21,000           0    19,600    144     1,426     1,944      19,975    1,000      18,975     365,000
   2    20,000     43,050      19,975    19,600    144     1,467     4,012      41,976    1,600      40,376     365,000
   3    20,000     66,203      41,976    19,600    144     1,500     6,290      66,222    1,800      64,422     365,000
   4    20,000     90,513      66,222    19,600    144     1,509     8,803      92,973    2,000      90,973     365,000
   5    20,000    116,038      92,973    19,600    144     1,456    11,578     122,551    2,000     120,551     365,000
   6    20,000    142,840     122,551    19,600    144     1,437    14,645     155,214    1,500     153,714     392,691
   7    20,000    170,982     155,214    19,600    144     1,647    18,019     191,042    1,000     190,042     468,053
   8         0    179,531     191,042         0    144     1,828    19,691     208,761    1,000     207,761     496,851
   9         0    188,508     208,761         0    144     2,109    21,512     228,019      500     227,519     529,005
  10         0    197,933     228,019         0    144     2,385    23,493     248,984        0     248,984     560,213
  11         0    207,830     248,984         0    144     2,614    26,476     272,702        0     272,702     597,217
  12         0    218,221     272,702         0    144     2,718    29,008     298,847        0     298,847     636,545
  13         0    229,132     298,847         0    144     2,598    31,811     327,917        0     327,917     678,788
  14         0    240,589     327,917         0    144     2,334    34,935     360,374        0     360,374     727,955
  15         0    252,619     360,374         0    144     2,203    38,415     396,441        0     396,441     780,989
  16         0    265,249     396,441         0    144     2,221    42,271     436,348        0     436,348     837,788
  17         0    278,512     436,348         0    144     2,425    46,529     480,307        0     480,307     898,174
  18         0    292,438     480,307         0    144     2,845    51,207     528,525        0     528,525     961,916
  19         0    307,059     528,525         0    144     3,429    56,332     581,285        0     581,285   1,034,686
  20         0    322,412     581,285         0    144     4,128    61,936     638,948        0     638,948   1,111,770
  25         0    411,489     929,377         0    144     8,444    98,926   1,019,716        0   1,019,716   1,580,559
  30         0    525,176   1,470,499         0    144    17,351   156,305   1,609,309        0   1,609,309   2,269,125

                                                Guaranteed Charges
                                                ------------------
                  Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
 Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
----   -------      -----      ------   -------   ----    ------   -------      ------   ------       -----      ------
   1    20,000     21,000           0    19,600    144     1,567     1,937      19,826    1,000      18,826     365,000
   2    20,000     43,050      19,826    19,600    144     1,592     3,990      41,679    1,600      40,079     365,000
   3    20,000     66,203      41,679    19,600    144     1,600     6,254      65,789    1,800      63,989     365,000
   4    20,000     90,513      65,789    19,600    144     1,582     8,754      92,417    2,000      90,417     365,000
   5    20,000    116,038      92,417    19,600    144     1,538    11,516     121,851    2,000     119,851     365,000
   6    20,000    142,840     121,851    19,600    144     1,513    14,569     154,362    1,500     152,862     390,536
   7    20,000    170,982     154,362    19,600    144     1,909    17,917     189,826    1,000     188,826     465,074
   8         0    179,531     189,826         0    144     2,161    19,547     207,068    1,000     206,068     492,821
   9         0    188,508     207,068         0    144     2,467    21,317     225,774      500     225,274     523,796
  10         0    197,933     225,774         0    144     2,795    23,238     246,074        0     246,074     553,666
  11         0    207,830     246,074         0    144     3,175    25,321     268,076        0     268,076     587,086
  12         0    218,221     268,076         0    144     3,594    27,578     291,916        0     291,916     621,781
  13         0    229,132     291,916         0    144     4,038    30,025     317,759        0     317,759     657,762
  14         0    240,589     317,759         0    144     4,557    32,675     345,733        0     345,733     698,381
  15         0    252,619     345,733         0    144     5,123    35,543     376,009        0     376,009     740,737
  16         0    265,249     376,009         0    144     5,751    38,646     408,760        0     408,760     784,819
  17         0    278,512     408,760         0    144     6,447    42,003     444,172        0     444,172     830,601
  18         0    292,438     444,172         0    144     7,221    45,630     482,437        0     482,437     878,035
  19         0    307,059     482,437         0    144     8,184    49,543     523,652        0     523,652     932,100
  20         0    322,412     523,652         0    144     9,256    53,756     568,008        0     568,008     988,334
  25         0    411,489     781,717         0    144    16,014    80,132     845,691        0     845,691   1,310,821
  30         0    525,176   1,150,271         0    144    28,166   117,663   1,239,624        0   1,239,624   1,747,869

- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of Manufacturers Investment Trust.

- The policy value, cash surrender value and death benefit would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that any hypothetical rate of return can be achieved for any one year or other period of time.

                 Table 4 - Sales Load - Short Form Underwriting
                  Hypothetical Gross Investment Return of 0.00%

                                                  Current Charges
                                                  ---------------
                  Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
 Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
----   -------      -----      ------   -------   ----    ------   -------      ------   ------       -----      ------
   1    20,000     21,000           0    18,000    144       653      -257      16,946        0      16,946     365,000
   2    20,000     43,050      16,946    18,400    144       775      -509      33,918        0      33,918     365,000
   3    20,000     66,203      33,918    19,000    144       902      -765      51,107        0      51,107     365,000
   4    20,000     90,513      51,107    19,200    144       991    -1,019      68,154        0      68,154     365,000
   5    20,000    116,038      68,154    19,400    144     1,063    -1,270      85,077        0      85,077     365,000
   6    20,000    142,840      85,077    19,600    144     1,180    -1,519     101,834        0     101,834     365,000
   7    20,000    170,982     101,834    19,600    144     1,310    -1,763     118,217        0     118,217     365,000
   8         0    179,531     118,217         0    144     1,517    -1,715     114,841        0     114,841     365,000
   9         0    188,508     114,841         0    144     1,773    -1,663     111,260        0     111,260     365,000
  10         0    197,933     111,260         0    144     2,016    -1,609     107,491        0     107,491     365,000
  11         0    207,830     107,491         0    144     2,160    -1,237     103,950        0     103,950     365,000
  12         0    218,221     103,950         0    144     2,262    -1,195     100,348        0     100,348     365,000
  13         0    229,132     100,348         0    144     2,153    -1,154      96,898        0      96,898     365,000
  14         0    240,589      96,898         0    144     1,928    -1,115      93,711        0      93,711     365,000
  15         0    252,619      93,711         0    144     1,794    -1,079      90,694        0      90,694     365,000
  16         0    265,249      90,694         0    144     1,764    -1,044      87,742        0      87,742     365,000
  17         0    278,512      87,742         0    144     1,867    -1,009      84,723        0      84,723     365,000
  18         0    292,438      84,723         0    144     2,076      -972      81,530        0      81,530     365,000
  19         0    307,059      81,530         0    144     2,404      -933      78,049        0      78,049     365,000
  20         0    322,412      78,049         0    144     2,766      -890      74,248        0      74,248     365,000
  25         0    411,489      56,322         0    144     4,827      -624      50,727        0      50,727     365,000
  30         0    525,176      21,276         0    144     9,436      -187      11,509        0      11,509     365,000

                                                Guaranteed Charges
                                                ------------------
                  Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
 Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
----   -------      -----      ------   -------   ----    ------   -------      ------   ------       -----      ------
   1    20,000     21,000           0    18,000    144     1,579      -249      16,028        0      16,028     365,000
   2    20,000     43,050      16,028    18,400    144     1,627      -489      32,168        0      32,168     365,000
   3    20,000     66,203      32,168    19,000    144     1,671      -733      48,619        0      48,619     365,000
   4    20,000     90,513      48,619    19,200    144     1,708      -976      64,991        0      64,991     365,000
   5    20,000    116,038      64,991    19,400    144     1,746    -1,218      81,282        0      81,282     365,000
   6    20,000    142,840      81,282    19,600    144     1,776    -1,459      97,503        0      97,503     365,000
   7    20,000    170,982      97,503    19,600    144     1,815    -1,696     113,447        0     113,447     365,000
   8         0    179,531     113,447         0    144     2,009    -1,641     109,653        0     109,653     365,000
   9         0    188,508     109,653         0    144     2,232    -1,584     105,694        0     105,694     365,000
  10         0    197,933     105,694         0    144     2,489    -1,524     101,537        0     101,537     365,000
  11         0    207,830     101,537         0    144     2,770    -1,461      97,162        0      97,162     365,000
  12         0    218,221      97,162         0    144     3,084    -1,394      92,540        0      92,540     365,000
  13         0    229,132      92,540         0    144     3,420    -1,324      87,652        0      87,652     365,000
  14         0    240,589      87,652         0    144     3,789    -1,250      82,469        0      82,469     365,000
  15         0    252,619      82,469         0    144     4,197    -1,171      76,957        0      76,957     365,000
  16         0    265,249      76,957         0    144     4,661    -1,087      71,065        0      71,065     365,000
  17         0    278,512      71,065         0    144     5,191      -996      64,734        0      64,734     365,000
  18         0    292,438      64,734         0    144     5,805      -899      57,886        0      57,886     365,000
  19         0    307,059      57,886         0    144     6,521      -793      50,427        0      50,427     365,000
  20         0    322,412      50,427         0    144     7,345      -678      42,260        0      42,260     365,000
  25         0    411,489         374         0      0         0         0           0        0           0           0
  30         0    525,176           0         0      0         0         0           0        0           0           0

- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of Manufacturers Investment Trust.

- The policy value, cash surrender value and death benefit would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that any hypothetical rate of return can be achieved for any one year or other period of time.

                 Table 5 - Sales Load - Short Form Underwriting
                  Hypothetical Gross Investment Return of 6.00%

                                                  Current Charges
-----------------------------------------------------------------------------------------------------------------------
                  Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
 Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
----   -------      -----      ------   -------   ----    ------   -------      ------   ------       -----      ------
   1    20,000     21,000           0    18,000    144       652       782      17,986        0      17,986     365,000
   2    20,000     43,050      17,986    18,400    144       770     1,598      37,070        0      37,070     365,000
   3    20,000     66,203      37,070    19,000    144       889     2,471      57,508        0      57,508     365,000
   4    20,000     90,513      57,508    19,200    144       962     3,388      78,989        0      78,989     365,000
   5    20,000    116,038      78,989    19,400    144     1,012     4,352     101,585        0     101,585     365,000
   6    20,000    142,840     101,585    19,600    144     1,091     5,364     125,315        0     125,315     365,000
   7    20,000    170,982     125,315    19,600    144     1,164     6,419     150,026        0     150,026     367,563
   8         0    179,531     150,026         0    144     1,302     6,643     155,223        0     155,223     369,431
   9         0    188,508     155,223         0    144     1,472     6,870     160,478        0     160,478     372,309
  10         0    197,933     160,478         0    144     1,611     7,101     165,824        0     165,824     373,103
  11         0    207,830     165,824         0    144     1,671     7,857     171,866        0     171,866     376,386
  12         0    218,221     171,866         0    144     1,695     8,144     178,171        0     178,171     379,504
  13         0    229,132     178,171         0    144     1,562     8,448     184,913        0     184,913     382,770
  14         0    240,589     184,913         0    144     1,363     8,774     192,180        0     192,180     388,204
  15         0    252,619     192,180         0    144     1,236     9,124     199,925        0     199,925     393,852
  16         0    265,249     199,925         0    144     1,182     9,494     208,093        0     208,093     399,539
  17         0    278,512     208,093         0    144     1,215     9,883     216,618        0     216,618     405,075
  18         0    292,438     216,618         0    144     1,314    10,287     225,446        0     225,446     410,313
  19         0    307,059     225,446         0    144     1,486    10,703     234,519        0     234,519     417,444
  20         0    322,412     234,519         0    144     1,670    11,131     243,836        0     243,836     424,275
  25         0    411,489     284,279         0    144     2,488    13,481     295,128        0     295,128     457,448
  30         0    525,176     341,106         0    144     3,911    16,154     353,205        0     353,205     498,019

                                                Guaranteed Charges
-----------------------------------------------------------------------------------------------------------------------
                  Premium      Policy      plus   less      less      plus      Policy             Net Cash       Death
 Pol    Annual      Accum       Value       Net  Admin      Cost    Invest       Value     Surr   Surrender     Benefit
Year   Premium      at 5%      Beg Yr   Premium   Fees    of Ins   Earning      End Yr   Charge       Value      End Yr
----   -------      -----      ------   -------   ----    ------   -------      ------   ------       -----      ------
   1    20,000     21,000           0    18,000    144     1,577       760      17,039        0      17,039     365,000
   2    20,000     43,050      17,039    18,400    144     1,618     1,535      35,213        0      35,213     365,000
   3    20,000     66,203      35,213    19,000    144     1,647     2,370      54,792        0      54,792     365,000
   4    20,000     90,513      54,792    19,200    144     1,661     3,250      75,437        0      75,437     365,000
   5    20,000    116,038      75,437    19,400    144     1,666     4,178      97,205        0      97,205     365,000
   6    20,000    142,840      97,205    19,600    144     1,649     5,156     120,168        0     120,168     365,000
   7    20,000    170,982     120,168    19,600    144     1,623     6,179     144,180        0     144,180     365,000
   8         0    179,531     144,180         0    144     1,734     6,372     148,674        0     148,674     365,000
   9         0    188,508     148,674         0    144     1,858     6,569     153,241        0     153,241     365,000
  10         0    197,933     153,241         0    144     1,996     6,769     157,871        0     157,871     365,000
  11         0    207,830     157,871         0    144     2,137     6,972     162,562        0     162,562     365,000
  12         0    218,221     162,562         0    144     2,285     7,177     167,310        0     167,310     365,000
  13         0    229,132     167,310         0    144     2,431     7,385     172,121        0     172,121     365,000
  14         0    240,589     172,121         0    144     2,579     7,596     176,993        0     176,993     365,000
  15         0    252,619     176,993         0    144     2,731     7,809     181,928        0     181,928     365,000
  16         0    265,249     181,928         0    144     2,893     8,025     186,915        0     186,915     365,000
  17         0    278,512     186,915         0    144     3,068     8,242     191,946        0     191,946     365,000
  18         0    292,438     191,946         0    144     3,260     8,462     197,004        0     197,004     365,000
  19         0    307,059     197,004         0    144     3,471     8,682     202,070        0     202,070     365,000
  20         0    322,412     202,070         0    144     3,697     8,902     207,132        0     207,132     365,000
  25         0    411,489     227,214         0    144     4,870     9,993     232,192        0     232,192     365,000
  30         0    525,176     251,401         0    144     6,442    11,031     255,846        0     255,846     365,000

- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of Manufacturers Investment Trust.

- The policy value, cash surrender value and death benefit would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that any hypothetical rate of return can be achieved for any one year or other period of time.

                 Table 6 - Sales Load - Short Form Underwriting
                 Hypothetical Gross Investment Return of 12.00%

                                                 Current Charges
                                                 ---------------
                  Premium     Policy      plus   less      less      plus     Policy              Net Cash       Death
 Pol    Annual      Accum      Value       Net  Admin      Cost    Invest      Value      Surr   Surrender     Benefit
Year   Premium      at 5%     Beg Yr   Premium   Fees    of Ins   Earning     End Yr    Charge       Value      End Yr
----   -------      -----     ------   -------   ----    ------   -------     ------    ------       -----      ------
   1    20,000     21,000          0    18,000    144       651     1,821     19,026         0      19,026     365,000
   2    20,000     43,050     19,026    18,400    144       765     3,828     40,345         0      40,345     365,000
   3    20,000     66,203     40,345    19,000    144       875     6,094     64,420         0      64,420     365,000
   4    20,000     90,513     64,420    19,200    144       931     8,606     91,152         0      91,152     365,000
   5    20,000    116,038     91,152    19,400    144       953    11,396    120,851         0     120,851     365,000
   6    20,000    142,840    120,851    19,600    144     1,013    14,492    153,786         0     153,786     389,078
   7    20,000    170,982    153,786    19,600    144     1,354    17,887    189,774         0     189,774     464,948
   8         0    179,531    189,774         0    144     1,603    19,572    207,599         0     207,599     494,086
   9         0    188,508    207,599         0    144     1,952    21,400    226,903         0     226,903     526,416
  10         0    197,933    226,903         0    144     2,264    23,384    247,880         0     247,880     557,730
  11         0    207,830    247,880         0    144     2,511    26,364    271,589         0     271,589     594,780
  12         0    218,221    271,589         0    144     2,656    28,892    297,681         0     297,681     634,060
  13         0    229,132    297,681         0    144     2,578    31,688    326,647         0     326,647     676,159
  14         0    240,589    326,647         0    144     2,322    34,800    358,981         0     358,981     725,141
  15         0    252,619    358,981         0    144     2,195    38,266    394,908         0     394,908     777,970
  16         0    265,249    394,908         0    144     2,213    42,108    434,660         0     434,660     834,547
  17         0    278,512    434,660         0    144     2,416    46,349    478,449         0     478,449     894,699
  18         0    292,438    478,449         0    144     2,834    51,009    526,480         0     526,480     958,194
  19         0    307,059    526,480         0    144     3,415    56,114    579,034         0     579,034   1,030,681
  20         0    322,412    579,034         0    144     4,112    61,696    636,474         0     636,474   1,107,465
  25         0    411,489    925,776         0    144     8,411    98,543  1,015,764         0   1,015,764   1,574,434
  30         0    525,176  1,464,797         0    144    17,284   155,699  1,603,068         0   1,603,068   2,260,326

                                                Guaranteed Charges
                                                ------------------
                  Premium     Policy      plus   less      less      plus     Policy              Net Cash       Death
 Pol    Annual      Accum      Value       Net  Admin      Cost    Invest      Value      Surr   Surrender     Benefit
Year   Premium      at 5%     Beg Yr   Premium   Fees    of Ins   Earning     End Yr    Charge       Value      End Yr
----   -------      -----     ------   -------   ----    ------   -------     ------    ------       -----      ------
   1    20,000     21,000          0    18,000    144     1,574     1,770     18,052         0      18,052     365,000
   2    20,000     43,050     18,052    18,400    144     1,608     3,681     38,381         0      38,381     365,000
   3    20,000     66,203     38,381    19,000    144     1,622     5,849     61,464         0      61,464     365,000
   4    20,000     90,513     61,464    19,200    144     1,610     8,262     87,172         0      87,172     365,000
   5    20,000    116,038     87,172    19,400    144     1,574    10,949    115,804         0     115,804     365,000
   6    20,000    142,840    115,804    19,600    144     1,503    13,941    147,699         0     147,699     373,677
   7    20,000    170,982    147,699    19,600    144     1,836    17,230    182,549         0     182,549     447,245
   8         0    179,531    182,549         0    144     2,078    18,797    199,124         0     199,124     473,915
   9         0    188,508    199,124         0    144     2,372    20,499    217,107         0     217,107     503,688
  10         0    197,933    217,107         0    144     2,687    22,346    236,621         0     236,621     532,398
  11         0    207,830    236,621         0    144     3,053    24,348    257,772         0     257,772     564,521
  12         0    218,221    257,772         0    144     3,456    26,518    280,691         0     280,691     597,871
  13         0    229,132    280,691         0    144     3,882    28,870    305,534         0     305,534     632,456
  14         0    240,589    305,534         0    144     4,382    31,417    332,426         0     332,426     671,500
  15         0    252,619    332,426         0    144     4,926    34,175    361,531         0     361,531     712,215
  16         0    265,249    361,531         0    144     5,530    37,158    393,015         0     393,015     754,588
  17         0    278,512    393,015         0    144     6,198    40,384    427,057         0     427,057     798,596
  18         0    292,438    427,057         0    144     6,943    43,872    463,842         0     463,842     844,192
  19         0    307,059    463,842         0    144     7,869    47,633    503,462         0     503,462     896,163
  20         0    322,412    503,462         0    144     8,899    51,683    546,103         0     546,103     950,219
  25         0    411,489    751,543         0    144    15,396    77,038    813,042         0     813,042   1,260,215
  30         0    525,176  1,105,837         0    144    27,078   113,117  1,191,733         0   1,191,733   1,680,343

- The policy value, cash surrender value, and the death benefit will differ if premiums are paid in different amounts or frequencies.

- It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyholder, and the investment return for the portfolios of Manufacturers Investment Trust.

- The policy value, cash surrender value and death benefit would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years.

- No representations can be made that any hypothetical rate of return can be achieved for any one year or other period of time.

                                   APPENDIX C:


                              FINANCIAL STATEMENTS

                             THE MANUFACTURERS LIFE

                                INSURANCE COMPANY

                                     (U.S.A.)

                              AUDITED CONSOLIDATED

                              FINANCIAL STATEMENTS

                                   YEARS ENDED

                        DECEMBER 31, 2001, 2000 AND 1999

                           [MANULIFE FINANCIAL LOGO]

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                    CONTENTS

REPORT OF INDEPENDENT AUDITORS...............................................1


AUDITED CONSOLIDATED FINANCIAL STATEMENTS

     CONSOLIDATED BALANCE SHEETS.............................................2

     CONSOLIDATED STATEMENTS OF INCOME.......................................3

     CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS...............4

     CONSOLIDATED STATEMENTS OF CASH FLOWS...................................5

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..............................6

                         REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company (U.S.A.) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company (U.S.A.) and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, in 2001, the Company changed its accounting for certain investments.

                                                           /s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
March 22, 2002

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED BALANCE SHEETS

As at December 31 ($ millions)
ASSETS                                                                                 2001                      2000
----------------------------------------------------------------------------------------------------------------------
INVESTMENTS:
Securities available-for-sale, at fair value:
       Fixed-maturity (amortized cost: 2001  $9,656  ; 2000 $9,580)               $   10,108                $   9,797
       Equity (cost: 2001 $889 ; 2000 $707)                                              845                      852
Mortgage loans                                                                         1,675                    1,539
Real estate                                                                              969                      986
Policy loans                                                                           2,226                    1,998
Short-term investments                                                                   539                      715
----------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                                 $   16,362                $  15,887
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                         $      109                $      98
Deferred acquisition costs                                                             2,302                    2,066
Deferred income taxes                                                                     79                      125
Due from affiliates                                                                      508                      511
Amounts recoverable from reinsurers                                                      767                      572
Other assets                                                                             641                      757
Separate account assets                                                               30,217                   29,681
----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                      $   50,985                $  49,697
======================================================================================================================
 LIABILITIES, CAPITAL AND SURPLUS
----------------------------------------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                                             $   17,415                $  16,240
Note payable                                                                             200                      200
Due to affiliate                                                                         250                      250
Other liabilities                                                                        601                      778
Separate account liabilities                                                          30,217                   29,681
----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                 $   48,683                $  47,149
======================================================================================================================
CAPITAL AND SURPLUS:
Capital stock                                                                     $        5                $       5
Retained earnings                                                                      2,176                    2,260
Accumulated other comprehensive income                                                   121                      283
----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                                         $    2,302                $   2,548
----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                            $   50,985                $  49,697
======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                                       2001             2000           1999
------------------------------------------------------------------------------------------------------------------------
REVENUE:

     Premiums                                                                   $  794          $    814       $    881
     Fee income                                                                    903               958            746
     Net investment income                                                       1,115             1,135          1,121
     Realized investment gains                                                      35               137             27
     Other                                                                          12                --              5
------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                                   $2,859          $  3,044       $  2,780
------------------------------------------------------------------------------------------------------------------------
BENEFITS AND EXPENSES:

     Policyholder benefits and claims                                           $1,567          $  1,535       $  1,429
     Operating expenses and commissions                                            600               617            494
     Amortization of deferred acquisition costs                                    277               180             40
     Interest expense                                                               30                19              8
     Policyholder dividends                                                        348               339            323
     Minority interest expense                                                      --                16             16
------------------------------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                                                     $2,822          $  2,706       $  2,310
------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                          37               338            470
------------------------------------------------------------------------------------------------------------------------
INCOME TAX (BENEFIT) EXPENSE                                                        (4)               90            177
------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                      $   41          $    248       $    293
========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                                    ACCUMULATED
                                                                                       OTHER           TOTAL
  FOR THE YEARS ENDED DECEMBER 31                     CAPITAL    RETAINED           COMPREHENSIVE    CAPITAL AND
  ($ millions)                                         STOCK     EARNINGS           INCOME (LOSS)      SURPLUS
-----------------------------------------------------------------------------------------------------------------
  BALANCE AT JANUARY 1, 1999                           $  5          $1,697             $ 149         $ 1,851
  Comprehensive income                                   --             293               (21)            272
-----------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1999                           $  5          $1,990             $ 128         $ 2,123
-----------------------------------------------------------------------------------------------------------------
  Comprehensive income                                   --             248               155             403
  Contributed surplus                                    --              22                --              22
-----------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 2000                           $  5          $2,260             $ 283         $ 2,548
  Comprehensive income                                   --              41              (162)           (121)
  Dividend to shareholder                                --            (125)               --            (125)
-----------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 2001                           $  5          $2,176             $ 121         $ 2,302
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                            2001                 2000           1999
-----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:

Net Income                                                           $     41           $     248       $    293
Adjustments to reconcile net income to net cash provided by
operating activities:
     Additions to policyholder liabilities and accruals                   442                 330            404
     Deferred acquisition costs                                          (538)               (590)          (463)
     Amortization of deferred acquisition costs                           277                 180             40
     Amounts recoverable from reinsurers                                  (91)                 23            334
     Realized investment gains                                            (35)               (137)           (27)
     Decreases to deferred income taxes                                    60                  34            194
     Amounts due from affiliates                                            3                 259             22
     Other assets and liabilities, net                                    (38)               (244)           258
     Other, net                                                             3                 (62)            58
-----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                            $    124           $      41       $  1,113
-----------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                    $  9,976           $   6,584       $  4,302
Fixed-maturity securities purchased                                   (10,031)             (6,792)        (4,763)
Equity securities sold                                                    412               1,185            303
Equity securities purchased                                              (587)             (1,012)          (349)
Mortgage loans advanced                                                  (334)               (187)          (148)
Mortgage loans repaid                                                     200                 274            314
Real estate sold                                                           42                 101             54
Real estate purchased                                                     (29)                (58)          (219)
Policy loans advanced, net                                               (228)               (155)          (133)
Short-term investments                                                    176                (431)          (251)
Separate account seed money                                                --                  --             32
Other investments, net                                                    (26)                196           (355)
-----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                $   (429)          $    (295)      $ (1,213)
-----------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances      $  1,934           $   1,336       $  1,263
Withdrawals from policyholder account balances                         (1,532)             (1,579)          (987)
Amounts due to affiliates                                                 150                 250             --
Principal repayment of amounts due to affiliates                         (150)                 --             --
Net reinsurance recoverable (payable)                                      39                  87           (158)
Dividend to shareholder                                                  (125)                 --             --
Borrowed funds                                                             --                 107             50
-----------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                            $    316           $     201       $    168
-----------------------------------------------------------------------------------------------------------------
CASH:
Increase (decrease) during the year                                        11                 (53)            68
Balance, beginning of year                                                 98                 151             83
-----------------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                                 $    109           $      98       $    151
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2001
                            (IN MILLIONS OF DOLLARS)

1.       ORGANIZATION

         The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. Manulife Financial Corporation ("MFC") and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance and wealth management related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

         In December of 2000 through an issuance of shares, the Company acquired the remaining 21.6% minority interest in Manulife-Wood Logan Holding Co. Inc ("MWLH"), a subsidiary of the Company, from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value and no goodwill was generated.

2.       SIGNIFICANT ACCOUNTING POLICIES

     a)  BASIS OF PRESENTATION

         The accompanying consolidated financial statements of ManUSA have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include accounts and operations, after intercompany eliminations, of ManUSA and its subsidiaries.

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

     b)  RECENT ACCOUNTING STANDARDS

         In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting to be used for all future business combinations. SFAS No. 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for recognizing and measuring goodwill and other intangible assets. Under this new accounting standard, the Company will cease goodwill amortization effective January 1, 2002. The Company is currently considering the other provisions of the new standard. The impact of adopting these two standards on the Company's financial statements is not expected to be material.

         EITF Issue No. 99-20 ("EITF 99-20"), "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets", applies to all securities, purchased or retained, which represent beneficial interests in securitized assets, unless they meet certain exception criteria. Such securities include many collateralized mortgage, bond, debt and loan obligations, mortgage-backed securities, and asset-backed securities. EITF 99-20 significantly changes the method of assessing "other than temporary impairments" and for recognizing interest income. A decline in fair value below the "amortized cost" basis is considered to be an other than temporary impairment whenever there is an adverse change in the amount or timing of cash flows to be received, regardless of the resulting yield, unless the decrease is solely a result of changes in market interest rates. Interest income is based on prospective estimates of future cash flows. EITF 99-20 was effective for fiscal quarters beginning after March 15, 2001. We reviewed all applicable securities held by the Company since April 1, 2001 and deemed the impact of this new accounting clarification as immaterial.

     c)  INVESTMENTS

         The Company classifies all of its fixed-maturity and equity securities as available-for-sale and records these securities at fair value. The cost of fixed-maturity securities is adjusted for the amortization of premiums and accretion of discounts, which are calculated using the effective interest method. For the mortgage-backed bond portion of the fixed-maturity securities portfolio, the Company recognizes amortization using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

         Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific-identification method. Temporary changes in the fair value of securities available-for-sale are reflected directly in accumulated other comprehensive income after adjustments for deferred taxes, deferred acquisition costs, policyholder liabilities and unearned revenue liability.

         Mortgage loans are reported at unpaid principal balances, net of a provision for losses. The provision for losses is established for mortgage loans both on a specific as well as on an aggregate basis. Mortgage loans are considered to be impaired when the Company has determined that it is probable that all amounts due under contractual terms will not be collected. Impaired loans are reported at the lower of unpaid principal or fair value of the underlying collateral.

         Real estate held for investment is carried at cost, less accumulated depreciation and provisions for impairment and write-downs, if applicable. Real estate held for sale is carried at the lower of cost or market value where changes in estimates of market value are recognized as realized gains or losses in the income statement.

         Policy loans are reported at aggregate unpaid balances, which approximates fair value.

         Short-term investments, which include investments with maturities of less than one year and greater than ninety days as at the date of acquisition, are reported at amortized cost which approximates fair value.

     d)  CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

     e)  DEFERRED ACQUISITION COSTS ("DAC")

         Commissions and other expenses, which vary with and are primarily related to the production of new business, are deferred to the extent recoverable from future gross profits and included as an asset. The portion of DAC associated with variable annuity and variable life insurance contracts, universal life insurance contracts, investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. This amortization is adjusted retrospectively when current gross profits or estimates of future gross profits are revised. Certain changes in assumptions regarding the variable annuity product line were made which refined the amortization pattern. DAC associated with all other insurance contracts is amortized over the premium-paying period of the related policies. Assuming the unrealized gains or losses on securities had been realized at year-end, DAC is adjusted for the impact on current and estimated future gross profits. The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC is reviewed annually to determine recoverability from future income and if not recoverable, is immediately expensed.

     f)  POLICYHOLDER LIABILITIES AND ACCRUALS

         Policyholder liabilities for traditional non-participating life insurance policies and for accident and health policies are computed using the net level premium method. The calculations are based upon estimates as to future mortality, morbidity, persistency, maintenance expenses, and interest rate yields that were applicable in the year of issue. The assumptions include a provision for the risk of adverse deviation.

         For payout annuities in loss recognition, policyholder liabilities are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net unrealized gains associated with the underlying assets.

         For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders.

         For traditional participating life insurance policies, policyholder liabilities are computed using the net level premium reserve for death and endowment policy benefits. Mortality and interest assumptions are the same as the non-forfeiture benefit assumptions at the time the policy was issued. Interest rate assumptions used in the calculation of the liabilities for traditional participating life insurance policies range from 2.5% to 7.0%. As of December 31, 2001, participating insurance expressed as a percentage of insurance in force is 69.1%.

         For participating policies inforce as of September 23, 1999, the demutualization of The Manufacturers Life Insurance Company ("MLT"), an indirect parent, separate sub-accounts were established within the participating accounts of the Company. These sub-accounts permit this participating business to be operated as separate "closed block" of business. As at December 31, 2001, $7,441 (2000 - $7,048) of both assets and actuarial liabilities related to the participating policyholders' account are included in the closed block.

         ManUSA's Board of Directors approves the amount of policyholder dividends to be paid annually. The aggregate amount of policyholder dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year, and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of this liability approximates the earned amount and fair value as at December 31, 2001.

     g)  SEPARATE ACCOUNTS

         Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to group pension business as well as for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements. However, fees charged on separate account policyholder funds are included in revenue of the Company.

     h)  REVENUE RECOGNITION

         Premiums on long-duration life insurance contracts are recognized as revenue when due. Premiums on short-duration contracts are earned over the related contract period. Net premiums on limited-payment contracts are recognized as revenue and the difference between the gross premium received and the net premium is deferred and recognized in income based on either a constant relationship to insurance in force or the present value of annuity benefits, depending on the product type.

         Fee income from annuity contracts, pension contracts, and insurance contracts consist of charges for mortality, expense, surrender and administration that have been assessed against the policyholder account balances. To the extent such charges compensate the Company for future services, they are deferred and recognized in income over the period earned using the same assumptions as those associated with the amortization of DAC.

         Interest on fixed-maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premiums or discounts. Interest on restructured mortgage loans is recorded as income based on the rate to be paid; interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on ex-dividend dates.

     i)  POLICYHOLDER BENEFITS AND CLAIMS

         Benefits for variable annuity and variable life contracts, for universal life insurance contracts, and for investment pension contracts include interest credited to policyholder account values and benefit claims incurred during the period in excess of policyholder account values.

     j)  REINSURANCE

         The Company routinely utilizes reinsurance transactions to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, co-insurance, and modified co-insurance. Reinsurance premiums, policy charges for cost of insurance, and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, fees, and claims are reported net of reinsured amounts.

         The amount recoverable from reinsures and pertaining to policyholder liabilities is presented as a separate asset on the balance sheet. For those claims paid and covered by a reinsurance treaty, a reinsurance receivable has been included as part of other assets.

     k)  INCOME TAX

         Income taxes have been provided for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that likely will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

         ManUSA joins its direct parent, Manulife Reinsurance Corporation (U.S.A.) ("MRC"), its indirect parent, The Manufacturers Investment Corporation ("MIC"), and its subsidiary, The Manufacturers Life Insurance Company of America ("MLA"), in filing a U.S. consolidated income tax return as a life insurance group under the provisions of the Internal Revenue Service. A separate life insurance group for certain of ManUSA's subsidiaries is also in place. In accordance with the income tax-sharing agreements, the Company's income tax provision (or benefit) is computed as if ManUSA and the companies within the two groups filed separate income tax returns. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently.

     l)  FOREIGN EXCHANGE

         The balance sheet and statement of income of the Company's foreign operations as well as non-U.S. dollar investments are translated into U.S. dollars using exchange rates in effect at the balance sheet date and average exchange rates prevailing during the respective periods. Translation adjustments are included in accumulated other comprehensive income.

     m)  DERIVATIVES

         The Company adopted the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 138, on January 1, 2001. As a result, all derivative instruments are reported on the Consolidated Balance Sheet at their fair value, with changes in fair value recorded in income or equity, depending on the nature of the derivative instrument. Changes in the fair value of derivatives not designated as hedges are recognized in current period earnings. There was no cumulative transition adjustment at the time of adoption.

         For fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments. Both sets of changes are recorded through income. For cash flow hedges, the Company is hedging the variability of cash flows related to forecasted transactions. The effective portion of changes in the fair value of cash flow hedges is recorded in other comprehensive income and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net losses of $4 after tax, included in other comprehensive income as at December 31, 2001, will be reclassified into earnings within the next twelve months. Cash flow hedges include hedges of certain forecasted transactions of varying periods up to a maximum of 40 years.

     n)  RECLASSIFICATIONS

         Certain prior year amounts have been reclassified to conform to the current year presentation.

3.       INVESTMENTS AND INVESTMENT INCOME

     a)  FIXED-MATURITY AND EQUITY SECURITIES

         At December 31, 2001, all fixed-maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                                    GROSS            GROSS
                                            AMORTIZED COST        UNREALIZED        UNREALIZED        FAIR VALUE
          AS AT DECEMBER 31                                         GAINS            LOSSES
          ($ millions)                        2001      2000     2001    2000     2001     2000     2001      2000
          ----------------------------------------------------------------------------------------------------------
          FIXED-MATURITY SECURITIES:

          U.S. government                   $1,963    $1,240      $65    $103    $ (9)    $ --   $ 2,019    $1,343
          Foreign governments                1,290     1,730      169     204      (2)      --     1,457     1,934
          Corporate                          5,728     5,561      297     111     (98)    (215)    5,927     5,457
          Asset - backed                       675     1,049       32      21      (2)      (7)      705     1,063
          ----------------------------------------------------------------------------------------------------------
          TOTAL FIXED-MATURITY
          SECURITIES                         9,656     9,580      563     439    (111)    (222)   10,108     9,797
          ----------------------------------------------------------------------------------------------------------
          EQUITY SECURITIES                  $ 889     $ 707     $ 93    $210  $ (137)    $(65)    $ 845     $ 852
          ----------------------------------------------------------------------------------------------------------

         Proceeds from sales of fixed-maturity securities during 2001 were $10,063 (2000 - $6,584 and 1999 - $4,302). Gross gains and losses of
         $225 and $98 respectively, were realized on those sales (2000 - $71 and $242 respectively, 1999 - $49 and $167 respectively).

     Proceeds from the sale of equity securities during 2001 were $412 (2000 - $1,185 and 1999 - $303). Gross gains and losses of $20 and $31 respectively, were realized on those sales (2000 - $319 and $60 respectively, 1999 - $84 and $39 respectively).

     The contractual maturities of fixed-maturity securities at December 31, 2001 are shown below.

AS AT DECEMBER 31, 2001
($ millions)                                                         AMORTIZED COST      FAIR VALUE
----------------------------------------------------------------------------------------------------
Fixed-maturity securities, excluding mortgage-backed securities:
     One year or less                                                 $        230      $        242
     Greater than 1; up to 5 years                                           1,310             1,342
     Greater than 5; up to 10 years                                          2,930             3,022
     Due after 10 years                                                      4,511             4,797
Asset - backed securities                                                      675               705
----------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY SECURITIES                                       $      9,656      $     10,108
----------------------------------------------------------------------------------------------------

     Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

b)   MORTGAGE LOANS

     Mortgage loans are reported at amortized cost, net of a provision for losses. The impaired mortgage loans and the related allowance for mortgage loan losses were as follows:


AS AT DECEMBER 31
($ millions)                                     2001            2000
-----------------------------------------------------------------------
IMPAIRED LOANS                                   $  79           $  80
-----------------------------------------------------------------------
Allowance, January 1                             $  51           $  57

Deductions                                          (1)             (6)
-----------------------------------------------------------------------
ALLOWANCE, DECEMBER 31                           $  50           $  51
-----------------------------------------------------------------------

c)   INVESTMENT INCOME

     Income by type of investment was as follows:


FOR THE YEARS ENDED DECEMBER 31
($ millions)                          2001          2000          1999
-----------------------------------------------------------------------
Fixed-maturity securities           $   698       $   727       $   726

Equity securities                        42            60            18

Mortgage loans                          128           126           149

Investment real estate                   81            95            71

Other investments                       200           184           195
-----------------------------------------------------------------------
Gross investment income               1,149         1,192         1,159

Investment expenses                     (34)          (57)          (38)
-----------------------------------------------------------------------
NET INVESTMENT INCOME               $ 1,115       $ 1,135       $ 1,121
-----------------------------------------------------------------------

    d)   SIGNIFICANT EQUITY INTERESTS


         ManUSA holds a 27.7% (2000 - 22.4%) indirect interest in Flex Leasing I, LLC and a 19.6% direct interest in Flex Leasing II, LLC. These investments are accounted for using the equity method whereby ManUSA would recognize its proportionate share of the respective investee's net income or loss. As at December 31, 2001, the sum of total assets for both these investees was $396 (2000 - $392), with total liabilities amounting to $295 (2000 - $288). For the year ended December 31, 2001, total net loss for both these investees amounted to $4 (2000 - net income of $1).


4.       COMPREHENSIVE INCOME

    a)   Total comprehensive income was as follows:


FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                 2001        2000        1999
-----------------------------------------------------------------------------------------
NET INCOME                                                  $  41       $ 248       $ 293
-----------------------------------------------------------------------------------------

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF INCOME TAX:
  Unrealized holding (losses) gains arising during the
  year                                                       (146)         69          (4)
    Foreign currency translation                              (13)         (3)          1
    Less:
   Reclassification adjustment for realized gains and
   losses included in net income                                3         (89)         18
-----------------------------------------------------------------------------------------
Other comprehensive (loss) income                            (162)        155         (21)
-----------------------------------------------------------------------------------------
COMPREHENSIVE (LOSS) INCOME                                 $(121)      $ 403       $ 272
=========================================================================================

         Other comprehensive (loss) income is reported net of tax (benefit) expense of ($81), $87, and $30 for 2001, 2000 and 1999, respectively.

         Accumulated other comprehensive income is comprised of the following:

AS AT DECEMBER 31
($ millions)                                 2001        2000
-------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                      $ 290       $ 132
     Current period change                   (149)        158
-------------------------------------------------------------
     Ending balance                         $ 141       $ 290
-------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                      $  (7)      $  (4)
     Current period change                    (13)         (3)
-------------------------------------------------------------
     Ending balance                         $ (20)      $  (7)
-------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME      $ 121       $ 283
=============================================================

    b)   UNREALIZED GAINS (LOSSES) ON SECURITIES AVAILABLE-FOR-SALE

         Net unrealized gains (losses) on fixed-maturity and equity securities included in other comprehensive income were as follows:


AS AT DECEMBER 31
($ millions)                                                 2001        2000
------------------------------------------------------------------------------
Gross unrealized gains                                      $ 656       $ 648

Gross unrealized losses                                      (248)       (286)

DAC and other amounts required to satisfy policyholder
      liabilities                                            (191)         39

Deferred income taxes                                         (76)       (111)
------------------------------------------------------------------------------
NET UNREALIZED GAINS ON SECURITIES AVAILABLE-FOR-SALE       $ 141       $ 290
==============================================================================

5.       DEFERRED ACQUISITION COSTS

         The components of the change in DAC were as follows:


FOR THE YEARS ENDED DECEMBER 31
($ millions)                                         2001          2000
-----------------------------------------------------------------------
Balance, January 1                                $ 2,066       $ 1,631
Capitalization                                        538           590
Amortization                                         (277)         (180)
Effect of net unrealized gains on securities
       available-for-sale                             (25)           25
=======================================================================
BALANCE, DECEMBER 31                              $ 2,302       $ 2,066
=======================================================================

6.       INCOME TAXES

         The components of income tax (benefit) expense were as follows:


FOR THE YEARS ENDED DECEMBER 31
($ millions)                          2001        2000       1999
-----------------------------------------------------------------
Current (benefit) expense            $ (64)      $  56      $ (17)

Deferred expense                        60          34        194
-----------------------------------------------------------------
TOTAL (BENEFIT) EXPENSE              $  (4)      $  90      $ 177
=================================================================

         Income before federal income taxes differs from taxable income principally due to tax-exempt investment income; dividends received tax deductions, differences in the treatment of policy acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

         The Company's deferred income tax asset (liability), which results from tax affecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                2001      2000      1999
------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:

     Differences in computing policy reserves               $682      $630      $635

     Investments                                               1        --        --

     Policyholder dividends payable                           13        11         9

     Net capital loss                                         --         6        --

     Net operating loss                                       87        41        --

     Other deferred tax assets                                37        19        --
------------------------------------------------------------------------------------
Deferred tax assets                                         $820      $707      $644
------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:

     Deferred acquisition costs                             $412      $340      $244

     Unrealized gains on securities available-for-sale       163       140       189

     Premiums receivable                                      16        13        14

     Investments                                             112        47        14

     Other deferred tax liabilities                           38        42        32
------------------------------------------------------------------------------------
Deferred tax liabilities                                    $741      $582      $493
------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                     $ 79      $125      $151
====================================================================================

         The Company files a consolidated federal income tax return for all its subsidiaries except for The Manufacturers Life Insurance Company of North America ("MNA") and The Manufacturers Life Insurance Company of New York ("MNY"). MNA and MNY file a separate consolidated federal income tax return. ManUSA and its subsidiaries file separate state income tax returns. The method of allocation among the companies is subject to a written tax sharing agreement under which the tax liability is allocated to each member on a pro rata basis based on the relationship that the member's tax liability (computed on a separate return basis) bears to the tax liability of the consolidated group. The tax charge to each of the respective companies will not be more than that which each company would have paid on a separate return basis. Settlements of taxes are made through an increase or reduction to the payable to parent, subsidiaries or affiliates. Such settlements occur on a periodic basis.

         At December 31, 2001, the Company has operating loss carry forwards of $249 that will begin to expire in 2011.

7.       NOTE PAYABLE

         On December 29, 1997, the Company issued a surplus debenture for $200 plus interest at 7.93% per annum to MIC. The surplus debenture matures on February 1, 2022. Except in the event of insolvency or wind-up of the Company, the instrument may not be redeemed by the Company during the period of five years from date of issue without the approval of the Office of the Superintendent of Financial Institutions of Canada. Interest accrued and expensed was $16 for each of 2001, 2000, and 1999. Interest paid was $16, $9, and $16 for 2001, 2000, and 1999, respectively.
8.       CAPITAL AND SURPLUS

         Capital Stock is comprised of the following:


AS AT DECEMBER 31
($ millions)                                           2001      2000
---------------------------------------------------------------------
AUTHORIZED:
     50,000,000 Preferred shares, Par value $1.00        --        --
     50,000,000 Common shares, Par value $1.00
---------------------------------------------------------------------
ISSUED AND OUTSTANDING:
     100,000 Preferred shares
     4,728,934 Common shares (2000 - 4,711,772 )          5         5
=====================================================================

         Pursuant to an agreement dated December 31, 2000, ManUSA purchased from MRL-LLC all of MRL-LLC's 21.6% interest in MWLH. In exchange, ManUSA transferred 167,268 of its common shares to MRL-LLC and forgave a promissory note owed by MRL-LLC amounting to $52 plus accrued interest. The result was a $22 addition to the Company's contributed surplus. As well, the agreement permitted the use of estimates in determining the value of shares exchanged until a final valuation of the respective companies was performed. This valuation was completed in 2001 resulting in an additional 17,162 shares transferred from ManUSA to MRL-LLC. There was no addition to the Company's contributed surplus.

         ManUSA and its life insurance subsidiaries are subject to statutory limitations on the payment of dividends. Dividend payments in excess of prescribed limits cannot be paid without the prior approval of U.S. insurance regulatory authorities.

         Net income (loss) and capital and surplus, as determined in accordance with statutory accounting principles for ManUSA and its life insurance subsidiaries were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                       2001          2000          1999
---------------------------------------------------------------------------------------------------
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.):
   Net income                                                   $    55       $   200       $   132
   Net capital and surplus                                        1,280         1,384         1,560
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA:
   Net loss                                                     $  (117)      $   (59)      $    (3)
   Net capital and surplus                                          212           152           171
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA:
   Net (loss) income                                            $   (20)      $   (19)      $     6
   Net capital and surplus                                          100           120           137
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK:
   Net (loss) income                                            $   (26)      $    (3)      $     1
   Net capital and surplus                                           34            61            64
===================================================================================================

         In March 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company's life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of these subsidiaries adopted Codification as the prescribed basis of accounting on which insurers must report their statutory-basis results. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an increase to surplus in the statutory-basis financial statement of the respective life insurance subsidiaries. In total, statutory-basis surplus of the life insurance entities within the Company increased by $175.

         As a result of demutualization of MLI, an indirect parent, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. These restrictions generally take the form of a fixed percentage of the policyholder dividends. The transfers are governed by the terms of MLI's Plan of Demutualization.

9.       EMPLOYEE BENEFITS

    a)   EMPLOYEE RETIREMENT PLAN

         The Company sponsors a non-contributory pension plan entitled "The Manulife Financial U.S. Cash Balance Plan" ("the Plan"). Pension benefits are provided to participants of the Plan after three years of vesting service with the Company and are a function of the length of service together with final average earnings. The normal form of payment under the Plan is a life annuity, payable at the normal retirement age of 65, and is actuarially equivalent to the cash balance account. Various optional forms of payment are available including a lump sum. Early retirement benefits are actuarially equivalent to the cash balance account, but are subsidized for participants who were age 45 with 5 or more years vesting service with the Company as at July 1, 1998 and who terminate employment after attaining age 50 and have completed 10 years of service.

         Cash balance accounts are credited annually with contribution credits and semi-annually with interest credits. Future contribution credits under the Plan vary based on service. Interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year.

         Actuarial valuation of accumulated plan benefits are based on projected salaries, an assumed discount rate, and best estimates of investment yields on plan assets, mortality of participants, employee termination, and ages at retirement. Pension costs that relate to current service are funded as they accrue and are charged to earnings of the Company in the current period. Vested benefits are fully funded. Experience gains and losses are amortized into income of the Company over the estimated average remaining service lives of the participants. No contributions were made during the current or prior year because the Plan was subject to the full funding limitation under the Internal Revenue Code.

         The Company also sponsors an unfunded supplemental cash balance plan entitled "The Manulife Financial U.S. Supplemental Cash Balance Plan" ("the Supplemental Plan"). This non-qualified plan provides defined pension benefits in excess of limits imposed by law. The Internal Revenue Code does not restrict compensation nor does it limit benefits. Benefits under the Supplemental Plan are provided to participants who terminate after three years of service. The default form of payment under this plan is a lump sum, although participants may elect to receive payment in the form of an annuity provided that such an election is made within the time period prescribed in the Supplemental Plan. If an annuity form of payment is elected, the amount payable is equal to the actuarial equivalent of the participant's balance under the Supplemental Plan, using the factors and assumptions for determining immediate annuity amounts applicable to the participant under the Plan.

         Cash balance contribution credits vary by service, and interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year. The annual contribution credits are made in respect of the participant's compensation that is in excess of the limit in the Internal Revenue Code. Together, these contributions serve to restore to the participant the benefit that he / she would have been entitled to under the Plan's benefit formula but for the limitation in Internal Revenue Code.

         At December 31, 2001, the projected benefit obligation to the participants of both the Plan and the Supplemental Plan was $78, which was based on an assumed interest rate of 7.25%. The fair value of the Plan assets totaled $72.

      b) 401(k) PLAN

         The Company sponsors a defined contribution 401(k) Savings Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company contributed $1 for each of 2001, 2000, and 1999, respectively.

    c)   DEFERRED COMPENSATION PLAN

         The Company has deferred compensation incentive plans open to all branch managers and qualified agents. There are no stock option plans involving stock of ManUSA.

    d)   POSTRETIREMENT BENEFIT PLAN

         In addition to the retirement plans, the Company sponsors a postretirement benefit plan that provides retiree medical and life insurance benefits to those who have attained age 50 and have 10 or more years of service with the Company. This plan provides medical coverage for retirees and spouses under age 65. When the retirees or the covered spouses reach age 65, Medicare provides primary coverage and this plan provides secondary coverage. This plan is contributory with the amount of contribution based on the service of the employees as at the time of retirement. This plan provides the retiree with a life insurance benefit of 100% of the salary just prior to retirement. The amount is reduced to 65% on the first of January following retirement, and is further reduced to 30% at age 70.

         The Company accounts for its retiree benefit plan using the accrual method. At December 31, 2001, the benefit obligation of the postretirement benefit plan was $21, which was based on an assumed interest rate of 7.25%. This plan is unfunded.

    e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN

         Information applicable to the Employee Retirement Plan and the Postretirement Benefit Plan as estimated by a consulting actuary for the December 31 year-end is as follows:

                                                                          EMPLOYEE            POSTRETIREMENT
                                                                         RETIREMENT              BENEFIT
AS OF DECEMBER 31                                                           PLAN                   PLAN
                                                                       -------------------------------------
(in millions)                                                          2001       2000       2001       2000
------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                                $(74)      $(68)      $(18)      $(17)
Service cost                                                             (3)        (2)        (1)        (1)
Interest cost                                                            (5)        (5)        (1)        (1)
Amendments                                                               --         (1)        --         --
Actuarial gain (loss)                                                    (1)        (3)        (1)        --
Benefits paid                                                             5          5          1          1
------------------------------------------------------------------------------------------------------------
Benefits obligation at end of year                                     $(78)      $(74)      $(20)      $(18)
------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year                         $ 81       $ 87       $ --       $ --
Actual return on plan assets                                             (6)        (2)        --         --
Employer contribution                                                     2          1          1          1
Benefits paid                                                            (5)        (5)        (1)        (1)
------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                               $ 72       $ 81       $ --       $ --
------------------------------------------------------------------------------------------------------------

Funded status                                                          $ (6)      $  7       $(21)      $(18)
Unrecognized transition asset                                            (6)        (9)        --         --
Unrecognized actuarial loss (gain)                                       30         16        (12)       (15)
Unrecognized prior service cost (recovery)                                3          3         --         --
------------------------------------------------------------------------------------------------------------
Net amount recognized                                                  $ 21       $ 17       $(33)      $(33)
------------------------------------------------------------------------------------------------------------

Amounts recognized in statement of financial position consist of:
   Prepaid benefit cost                                                $ 38       $ 34       $ --       $ --
   Accrued benefit liability                                            (22)       (21)       (33)       (33)
   Intangible asset                                                       1          1         --         --
   Accumulated other comprehensive income                                 4          4         --         --
------------------------------------------------------------------------------------------------------------
Net amount recognized                                                  $ 21       $ 18       $(33)      $(33)
------------------------------------------------------------------------------------------------------------

                                            EMPLOYEE                 POSTRETIREMENT
                                           RETIREMENT                    BENEFIT
                                              PLAN                        PLAN
                                       ----------------------------------------------
AS OF DECEMBER 31                      2001          2000          2001          2000
-------------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                          7.25%         7.25%         7.25%         7.25%
Expected return on plan assets         9.00%         8.50%          n/a           n/a
Rate of compensation increase          5.00%         5.00%         5.00%         5.00%

         On December 31, 2001, the accrued postretirement benefit cost was $21. The postretirement benefit obligation for eligible active employees was $3. The amount of the postretirement benefit obligation for ineligible active employees was $6. For measurement purposes as of December 31, 2001, a 7.5% and 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002 for pre-65 and post-65 coverages, respectively. These rates were assumed to decrease gradually to 5.0% in 2007 and 2011, respectively, and remain at that level thereafter.

                                                     EMPLOYEE         POSTRETIREMENT
                                                    RETIREMENT           BENEFIT
                                                       PLAN               PLAN
AS OF DECEMBER 31                                 ----------------------------------
(in millions)                                     2001      2000      2001      2000
------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC (BENEFIT) COST FOR
   PLAN SPONSOR
Service cost                                       $ 3       $ 2       $ 1       $ 1
Interest cost                                        5         5         1         1
Expected return on plan assets                      (7)       (7)       --        --
Amortization of net transition obligation           (2)       (2)       --        --
Recognized actuarial loss (gain)                    --        --        (1)       (1)
------------------------------------------------------------------------------------
NET PERIODIC (BENEFIT) COST                        $(1)      $(2)      $ 1       $ 1
====================================================================================

         The projected benefit obligation in excess of plan assets, the accumulated benefit obligation in excess of plan assets, and the fair value of plan assets for the Supplemental Plan were $23, $22, and $0 respectively as of December 31, 2001 and $22, $21, and $0 respectively as of December 31, 2000.

         Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 2001 values:


                                                   1-PERCENTAGE-POINT    1-PERCENTAGE-POINT
(in millions)                                           INCREASE              DECREASE
-------------------------------------------------------------------------------------------
Effect on total of service and interest cost
components                                               $   --                $   --
Effect on postretirement benefit obligation              $    3                $   (2)
-------------------------------------------------------------------------------------------

10.      DERIVATIVE FINANCIAL INSTRUMENTS

         The Company uses a variety of off-balance sheet derivative financial instruments as part of its efforts to manage exposures to foreign currency, interest rate, and other market risks arising from its on-balance sheet financial instruments. These instruments include interest rate exchange agreements, cross currency swaps, and foreign currency forward contracts.

         The Company enters into interest rate exchange agreements to reduce and manage interest rate risk associated with outstanding non-U.S. dollar denominated debt. These instruments are regarded as fair value hedges.

         The Company uses cross currency swaps to reduce both foreign exchange and interest rate risk and to alter exposures arising from mismatches between assets and liabilities. Since the interest payments are in different currencies, there are no netting arrangements between counter-parties. These instruments are regarded as fair value hedges.

         The Company uses foreign currency forward contracts to hedge some of the foreign exchange risk, as it generates revenue and holds assets in U.S. dollars, but incurs a significant portion of its maintenance and acquisition expenses in Canadian dollars. A foreign currency forward contract obligates the Company to deliver a specified amount of currency on a future date at a specified exchange rate. The value of the foreign exchange forward contracts at any given point fluctuates according to the underlying level of exchange rate and interest rate differentials. These instruments are regarded as cash flow hedges.

         These instruments are designated and effective as hedges, as there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge.

         The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in a loss and replacement cost risk (i.e. the cost to replace the contract at current market rates should the counterparty default prior to the settlement date). To limit exposure associated with counterparty nonperformance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties.

         Outstanding derivative instruments with off-balance sheet risks are as follows:


                                     NOTIONAL OR CONTRACT
                                            AMOUNTS              CARRYING VALUE             FAIR VALUE
AS AT DECEMBER 31                           -------              --------------             ----------
($ millions)                           2001        2000        2001         2000         2001         2000
-----------------------------------------------------------------------------------------------------------
Interest rate & currency swaps &
floors                                $1,098      $1,008      $    2       $    5       $    2       $    5

Interest rate option written              22          22          (1)          --           (1)          --

Equity Contracts                          37          68          --           (1)          --           (1)

Currency forwards                        851       1,125         (10)           5          (10)           5
-----------------------------------------------------------------------------------------------------------
TOTAL DERIVATIVES                     $2,008      $2,223      $   (9)      $    9       $   (9)      $    9
===========================================================================================================

         Fair value of off-balance sheet derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contract at the balance sheet date, including the current unrealized gains (losses) on the instruments. Fair values of the agreements were based on estimates obtained from the individual counter parties.

11.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying values and the estimated fair values of the Company's financial instruments at December 31, 2001 were as follows:



($ millions)                                  CARRYING VALUE    FAIR VALUE
--------------------------------------------------------------------------
ASSETS:
   Fixed-maturity and equity securities          $10,953          $10,953
   Mortgage loans                                  1,675            1,783
   Policy loans                                    2,226            2,226
   Separate account assets                        30,217           30,217

LIABILITIES:
   Insurance investment contracts                $ 1,699          $ 1,698
   Derivative financial instruments                    9                9
   Separate account liabilities                   30,217           30,217
--------------------------------------------------------------------------


         The following methods and assumptions were used to estimate the fair values of the above financial instruments:

         FIXED-MATURITY AND EQUITY SECURITIES: Fair values of fixed-maturity and equity securities were based on quoted market prices where available. Where no quoted market price was available, fair values were estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

         MORTGAGE LOANS: Fair value of mortgage loans was estimated using discounted cash flows and took into account the contractual maturities and discount rates, which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

         POLICY LOANS:  Carrying values approximate fair values.

         DERIVATIVE FINANCIAL INSTRUMENTS: Fair values of derivative financial instruments were based on estimates obtained from the individual counterparties.

         INSURANCE INVESTMENT CONTRACTS: Fair value of insurance investment contracts, which do not subject the Company to significant mortality or morbidity risks, was estimated using cash flows discounted at market rates.

         SEPARATE ACCOUNT ASSETS AND LIABILITIES: The carrying amounts in the balance sheet for separate account assets and liabilities approximate their fair value. Fair value was determined by applying the above outlined methodology to the relevant assets underlying the respective separate accounts.

12.      RELATED PARTY TRANSACTIONS

         The Company has formal service agreements with MFC, which can be terminated by either party upon two months notice. Under the various agreements, the Company will pay direct operating expenses incurred by MFC on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting and certain other administrative services. Costs incurred under the agreements were $216 in 2001. Prior to 2001, the agreements were with MLI. Costs incurred under these agreements were $243 and $194 for 2000 and 1999, respectively.

         MFC also provides a claims paying guarantee to certain U.S. policyholders.

         On September 23, 1997, the Company entered into a reinsurance agreement with Manulife Reinsurance Limited ("MRL"), an affiliated life insurance company domiciled in Bermuda, to reinsure a closed block of participating life insurance business. As there was limited transfer of mortality risk between the Company and MRL, the agreement was classified as financial reinsurance and given deposit-type accounting treatment. Title to the assets supporting this block of business was transferred to MRL under the terms of the agreement. Included in amounts due from affiliates is $506 (2000 - $568) representing the receivable from MRL for the transferred assets.

         The Company loaned $20 to MRL pursuant to a promissory note dated September 29, 2000. The loan is due on September 29, 2005 with interest calculated at 7.30% per annum, payable quarterly starting December 15, 2000.

         Pursuant to a promissory note dated June 12, 2000, the Company loaned $7 to MRL. Principal and accrued interest are payable on June 12, 2003. Interest on the loan calculated at 7.65% is payable semi-annually starting August 1, 2000.

         Pursuant to a grid promissory note and a credit agreement dated December 19, 2000, the Company received a loan of $250 ($375 Canadian) from an affiliate, Manulife Hungary Holdings KFT ("MHH"). The maturity date with respect to any advances is set at 365 days after the date of the advancement. Interest on the loan is calculated at the fluctuating rate to be equivalent to LIBOR plus 25 basis points and is payable quarterly starting March 28, 2001. The loan has been renewed until December 19, 2002. On August 7, 2001, the Company repaid $100 ($150 Canadian) of this loan.

         Pursuant to a grid promissory note and a credit agreement dated August 7, 2001, MNA received a loan of $100 ($150 Canadian) from MHH. The maturity date with respect to any advances is set at 365 days after the date of the advancement. Interest on the loan is calculated at the fluctuating rate to be equivalent to LIBOR plus 32.5 basis points and is payable quarterly starting December 28, 2001.

         Pursuant to a grid promissory note dated May 11, 2001, the Company loaned $20 to MRL. Principal and accrued interest are payable on May 11, 2006. Interest on the load is calculated at an annual rate of interest equal to LIBOR plus 60 basis points annually starting June 15, 2001.

13.      REINSURANCE

         In the normal course of business, the Company assumes and cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

         The effects of reinsurance on premiums with unrelated insurance companies were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                          2001        2000        1999
------------------------------------------------------------------
Direct premiums                      $ 969       $ 963       $ 976

Reinsurance assumed                     14          14          12

Reinsurance ceded                     (189)       (163)       (107)
------------------------------------------------------------------
TOTAL PREMIUMS                       $ 794       $ 814       $ 881
------------------------------------------------------------------

         Reinsurance recoveries on ceded reinsurance contracts were $204, $187, and $33 during 2001, 2000 and 1999, respectively.

14.      CONTINGENCIES & COMMITMENTS

         The Company and its subsidiaries are subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

         During the year, the Company entered into an office ground lease agreement, which expires on September 20, 2096. The terms of the lease provide for adjustments in future periods with the minimum aggregate rental commitments for the next five years as follows: $0 for 2002 and 2003, and $2 for 2004 and thereafter. There was no other material operating leases in existence as at the end of 2001.

15.      SUBSEQUENT EVENT

         Effective on January 1, 2002, all of the operations of MRC and all of the operations of MNA were merged with and into the operations of ManUSA. On the same day, all of the inforce operations of MLA were transferred to the Company by way of an assumption reinsurance agreement and dividend declarations. As a result of this reorganization, products previously sold and administered under the name of MRC, MNA, and MLA are now offered and administered under the name of ManUSA. Under the new organizational structure, surplus of the Company would increase by approximately $369.

         Also on January 1, 2002, the operations of Manulife-Wood Logan Holding Co., Inc., Manulife Wood Logan, Inc., and Manulife Holding Corporation, all subsidiaries of ManUSA, were liquidated into the Company.

MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
SEPARATE ACCOUNT FOUR

Audited Financial Statements

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                          Audited Financial Statements

                     Years ended December 31, 2001 and 2000




                                    CONTENTS

Report of Independent Auditors..............................................   1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity.............................   2
Statements of Operations and Changes in Contract Owners' Equity.............   4
Notes to Financial Statements...............................................  28

                         Report of Independent Auditors

To the Contract Owners of
The Manufacturers Life Insurance Company of America Separate Account Four

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of America Separate Account Four as of December 31, 2001 and the related statements of operations and changes in contract owners' equity for each of the periods presented herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of America Separate Account Four at December 31, 2001, and the results of its operations and the changes in its contract owners' equity for each of the periods presented herein, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ ERNST & YOUNG LLP


Philadelphia, Pennsylvania
February 1, 2002

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2001

ASSETS
Investments at fair value:
    Sub-Accounts:
       Aggressive Growth Trust - 386,808 shares (cost $6,328,895)                     $ 5,113,597
       All Cap Growth Trust - 690,486 shares (cost $12,297,360)                        10,184,673
       All Cap Value Trust - 1,189 shares (cost $13,765)                                   14,993
       Balanced Trust - 2,326,158 shares (cost $40,441,491)                            31,589,231
       Blue Chip Growth Trust - 2,287,045 shares (cost $41,792,842)                    36,203,915
       Capital Appreciation Trust - 4,125 shares (cost $34,491)                            36,920
       Capital Opportunities Trust - 9,041 shares (cost $95,770)                           96,738
       Diversified Bond Trust - 694,517 shares (cost $7,194,754)                        7,354,939
       Dynamic Growth Trust - 101,599 shares (cost $562,039)                              483,613
       Emerging Small Company Trust - 2,422,821 shares (cost $63,525,234)              63,138,723
       Equity Income Trust - 1,003,947 shares (cost $15,291,972)                       15,189,718
       Equity Index Trust - 2,719,033 shares (cost $43,570,921)                        38,066,462
       Financial Services Trust - 8,343 shares (cost $99,286)                              97,034
       Fundamental Value Trust - 21,246 shares (cost $251,275)                            249,216
       Global Bond Trust - 135,000 shares (cost $1,564,259)                             1,549,796
       Global Equity Trust - 241,605 shares (cost $3,659,938)                           3,140,867
       Growth Trust - 896,070 shares (cost $16,851,535)                                12,500,179
       Growth and Income Trust - 1,121,979 shares (cost $30,767,466)                   26,826,511
       Health Sciences Trust - 11,149 shares (cost $141,500)                              150,957
       High Yield Trust - 504,044 shares (cost $5,499,318)                              4,979,952
       Income and Value Trust - 973,086 shares (cost $9,766,277)                        9,857,366
       International Index Trust - 23,136 shares (cost $225,165)                          197,118
       International Small Cap Trust - 208,484 shares (cost $2,999,214)                 2,355,865
       International Stock Trust - 1,333,849 shares (cost $15,899,439)                 12,791,612
       International Value Trust - 204,439 shares (cost $2,339,354)                     2,154,783
       Internet Technologies Trust - 32,132 shares (cost $151,037)                        121,782
       Investment Quality Bond Trust - 1,741,260 shares (cost $20,338,818)             20,633,935
       Large Cap Growth Trust - 750,645 shares (cost $9,054,560)                        7,423,884
       Lifestyle Aggressive 1000 Trust - 62,302 shares (cost $758,704)                    644,205
       Lifestyle Balanced 640 Trust - 512,591 shares (cost $6,368,184)                  6,058,824
       Lifestyle Conservative 280 Trust - 289,659 shares (cost $3,668,226)              3,748,192
       Lifestyle Growth 820 Trust - 116,988 shares (cost $1,513,947)                    1,316,120
       Lifestyle Moderate 460 Trust - 67,474 shares (cost $814,360)                       817,107
       Mid Cap Growth Trust - 17,588 shares (cost $183,201)                               184,149
       Mid Cap Index Trust - 82,123 shares (cost $979,348)                              1,052,814
       Mid Cap Opportunities Trust - 561 shares (cost $5,414)                               5,945
       Mid Cap Stock Trust - 70,834 shares (cost $726,889)                                762,884
       Mid Cap Value Trust - 10,264 shares (cost $129,337)                                134,052
       Money Market Trust - 4,081,789 shares (cost $40,817,893)                        40,817,893
       Overseas Trust - 357,202 shares (cost $3,637,393)                                3,057,649
       Pacific Rim Emerging Markets Trust - 601,405 shares (cost $4,771,826)            3,999,341
       Quantitative Equity Trust - 1,926,285 shares (cost $43,451,109)                 33,132,109
       Real Estate Securities Trust - 1,276,367 shares (cost $20,144,142)              19,809,218
       Science and Technology Trust - 2,314,164 shares (cost $44,277,830)              29,690,730
       Small Cap Index Trust - 60,914 shares (cost $683,916)                              687,114
       Small Company Blend Trust - 289,502 shares (cost $3,075,230)                     3,178,735
       Small Company Value Trust - 387,669 shares (cost $4,910,100)                     5,349,826
       Strategic Bond Trust - 265,862 shares (cost $2,821,008)                          2,855,362
       Strategic Growth Trust - 68,667 shares (cost $713,778)                             756,713
       Strategic Opportunities Trust - 775,796 shares (cost $11,435,961)                9,806,062

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2001




ASSETS (CONTINUED)
Investments at fair value:
    Sub-Accounts:
       Tactical Allocation Trust - 8,228 shares (cost $82,477)                      $     82,609
       Telecommunications Trust - 3,280 shares (cost $29,957)                             26,007
       Total Return Trust - 1,495,346 shares (cost $20,200,102)                       20,755,404
       Total Stock Market Index Trust - 311,559 shares (cost $3,090,804)               3,050,162
       U.S. Government Securities Trust - 728,328 shares (cost $9,865,108)             9,992,662
       U.S. Large Cap Value Trust - 277,970 shares (cost $3,544,430)                   3,505,205
       Utilities Trust - 5,387 shares (cost $58,804)                                      50,102
       Value Trust - 727,644 shares (cost $11,416,562)                                11,984,303
       500 Index Trust - 94,297 shares (cost $955,534)                                   925,055
                                                                                    ------------
Total assets                                                                        $530,740,932
                                                                                    ============

CONTRACT OWNERS' EQUITY
Variable universal life contracts                                                   $530,740,932
                                                                                    ============



See accompanying notes.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

         Statements of Operations and Changes in Contract Owners' Equity




                                                                                SUB-ACCOUNT
                                                   ---------------------------------------------------------------------
                                                          AGGRESSIVE GROWTH                       ALL CAP GROWTH
                                                                TRUST                                 TRUST
                                                   ---------------------------------------------------------------------
                                                    YEAR ENDED         YEAR ENDED         YEAR ENDED         YEAR ENDED
                                                    DEC. 31/01         DEC. 31/00         DEC. 31/01         DEC. 31/00
                                                   ---------------------------------------------------------------------
Income:
  Dividends                                        $          -       $          -       $    489,935       $    494,609
Expenses:
  Mortality and expense risks, and
   administrative charges                                30,923             19,680             58,611             52,700
                                                   ---------------------------------------------------------------------
Net investment income (loss) during the year            (30,923)           (19,680)           431,324            441,909
Net realized gain (loss) during the year             (1,009,845)           445,778         (1,957,906)           719,966
Unrealized appreciation (depreciation) during
  the year                                             (447,976)        (1,051,671)          (782,386)        (2,675,835)
                                                   ---------------------------------------------------------------------
Net increase (decrease) in assets
  from operations                                    (1,488,744)          (625,573)        (2,308,968)        (1,513,960)
                                                   ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                            1,994,041          2,017,555          4,577,444          2,987,565
  Transfer on terminations                             (351,908)          (153,979)          (691,667)          (565,315)
  Transfer on policy loans                              (14,639)            (1,889)            (6,541)           (36,214)
  Net interfund transfers                              (399,032)         3,035,625           (179,674)         2,348,259
                                                   ---------------------------------------------------------------------
Net increase (decrease) in assets
  from principal transactions                         1,228,462          4,897,312          3,699,562          4,734,295
                                                   ---------------------------------------------------------------------
Total increase (decrease) in assets                    (260,282)         4,271,739          1,390,594          3,220,335

Assets beginning of year                              5,373,879          1,102,140          8,794,079          5,573,744
                                                   ---------------------------------------------------------------------
Assets end of year                                 $  5,113,597       $  5,373,879       $ 10,184,673       $  8,794,079
                                                   =====================================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.


See accompanying notes.

                                                SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
                                                                                                 CAPITAL
ALL CAP VALUE                                                       BLUE CHIP                  APPRECIATION
   TRUST                   BALANCED TRUST                         GROWTH TRUST                    TRUST
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED         YEAR ENDED         YEAR ENDED         YEAR ENDED        PERIOD ENDED
 DEC. 31/01*        DEC. 31/01         DEC. 31/00         DEC. 31/01         DEC. 31/00        DEC. 31/01*
-----------------------------------------------------------------------------------------------------------

$          3       $    824,561       $  2,142,690       $  2,891,977       $  1,437,390       $          -


          33            231,900            306,448            223,162            225,515                 72
-----------------------------------------------------------------------------------------------------------
         (30)           592,661          1,836,242          2,668,815          1,211,875                (72)
         (55)        (1,536,239)         1,164,938         (3,938,059)         2,219,612                (38)

       1,228         (3,408,713)        (7,426,525)        (5,557,194)        (5,137,526)             2,429
-----------------------------------------------------------------------------------------------------------

       1,143         (4,352,291)        (4,425,345)        (6,826,438)        (1,706,039)             2,319
-----------------------------------------------------------------------------------------------------------


       7,951          3,910,908          5,624,260         10,181,726         13,245,945                742
      (2,313)        (4,011,328)        (5,659,955)        (2,506,721)        (1,872,424)              (613)
          --            177,394           (208,941)           (94,393)                13                 --
       8,212         (4,924,849)        (7,469,583)        (3,947,656)        (3,545,368)            34,472
-----------------------------------------------------------------------------------------------------------

      13,850         (4,847,875)        (7,714,219)         3,632,956          7,828,166             34,601
-----------------------------------------------------------------------------------------------------------
      14,993         (9,200,166)       (12,139,564)        (3,193,482)         6,122,127             36,920

          --         40,789,397         52,928,961         39,397,397         33,275,270                 --
-----------------------------------------------------------------------------------------------------------
$     14,993       $ 31,589,231       $ 40,789,397       $ 36,203,915       $ 39,397,397       $     36,920
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (continued)



                                                                     SUB-ACCOUNT
                                                   -----------------------------------------------
                                                     CAPITAL
                                                   OPPORTUNITIES
                                                      TRUST             DIVERSIFIED BOND TRUST
                                                   -----------------------------------------------
                                                   PERIOD ENDED      YEAR ENDED        YEAR ENDED
                                                   DEC. 31/01*       DEC. 31/01        DEC. 31/00
                                                   -----------------------------------------------

Income:
  Dividends                                        $        --       $   171,518       $   128,166
Expenses:
  Mortality and expense risks, and
   administrative charges                                   38            33,185            13,735
                                                   -----------------------------------------------
Net investment income (loss) during the year               (38)          138,333           114,431
Net realized gain (loss) during the year                    (6)          208,420           (85,540)
Unrealized appreciation (depreciation) during
  the year                                                 968           (22,621)          229,671
                                                   -----------------------------------------------
Net increase (decrease) in assets
  from operations                                          924           324,132           258,562
                                                   -----------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                              70,779         2,249,690         1,199,817
  Transfer on terminations                                   8          (373,603)         (244,178)
  Transfer on policy loans                                  --             4,226           (55,670)
  Net interfund transfers                               25,027         1,492,097         1,131,179
                                                   -----------------------------------------------
Net increase (decrease) in assets
  from principal transactions                           95,814         3,372,410         2,031,148
                                                   -----------------------------------------------
Total increase (decrease) in assets                     96,738         3,696,542         2,289,710

Assets beginning of year                                    --         3,658,397         1,368,687
                                                   -----------------------------------------------
Assets end of year                                 $    96,738       $ 7,354,939       $ 3,658,397
                                                   ===============================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.


See accompanying notes.

                                                SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------

     DYNAMIC GROWTH TRUST              EMERGING SMALL COMPANY TRUST               EQUITY INCOME TRUST
-----------------------------------------------------------------------------------------------------------
 YEAR ENDED        PERIOD ENDED        YEAR ENDED         YEAR ENDED         YEAR ENDED         YEAR ENDED
 DEC. 31/01        DEC. 31/00**        DEC. 31/01         DEC. 31/00         DEC. 31/01         DEC. 31/00
-----------------------------------------------------------------------------------------------------------

$      1,375       $         --       $  2,633,803       $  8,896,969       $  1,021,642       $  1,215,240


       3,105              1,202            404,110            594,318             70,343             52,959
-----------------------------------------------------------------------------------------------------------
      (1,730)            (1,202)         2,229,693          8,302,651            951,299          1,162,281
    (232,608)          (126,482)        (1,598,919)         7,060,851           (379,962)          (999,933)

      25,490           (103,916)       (18,801,456)       (19,474,370)          (471,797)           598,947
-----------------------------------------------------------------------------------------------------------

    (208,848)          (231,600)       (18,170,682)        (4,110,868)            99,540            761,295
-----------------------------------------------------------------------------------------------------------


     330,311             91,367          8,684,233         10,826,056          3,588,138          3,091,072
     (14,841)           (13,110)        (6,650,831)       (10,744,665)        (1,052,237)        (1,003,040)
          --                 --             56,171           (877,506)           (12,159)             1,625
     106,745            423,589         (1,296,935)         1,815,857          4,709,257         (4,746,166)
-----------------------------------------------------------------------------------------------------------

     422,215            501,846            792,638          1,019,742          7,232,999         (2,656,509)
-----------------------------------------------------------------------------------------------------------
     213,367            270,246        (17,378,044)        (3,091,126)         7,332,539         (1,895,214)

     270,246                 --         80,516,767         83,607,893          7,857,179          9,752,393
-----------------------------------------------------------------------------------------------------------
$    483,613       $    270,246       $ 63,138,723       $ 80,516,767       $ 15,189,718       $  7,857,179
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (continued)



                                                                                SUB-ACCOUNT
                                                   ---------------------------------------------------------------------
                                                                                          FINANCIAL         FUNDAMENTAL
                                                         EQUITY INDEX TRUST             SERVICES TRUST      VALUE TRUST
                                                   ---------------------------------------------------------------------
                                                    YEAR ENDED         YEAR ENDED        PERIOD ENDED       PERIOD ENDED
                                                    DEC. 31/01         DEC. 31/00        DEC. 31/01*        DEC. 31/01*
                                                   ---------------------------------------------------------------------

Income:
  Dividends                                        $    949,563       $    117,514       $         27       $         --
Expenses:
  Mortality and expense risks, and
   administrative charges                               226,505            258,059                224                629
                                                   ---------------------------------------------------------------------
Net investment income (loss) during the year            723,058           (140,545)              (197)              (629)
Net realized gain (loss) during the year             (2,185,633)         3,003,549               (365)              (864)
Unrealized appreciation (depreciation) during
  the year                                           (3,730,659)        (7,096,700)            (2,252)            (2,058)
                                                   ---------------------------------------------------------------------
Net increase (decrease) in assets
  from operations                                    (5,193,234)        (4,233,696)            (2,814)            (3,551)
                                                   ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                           10,652,620         16,333,867              7,461              6,839
  Transfer on terminations                           (2,620,619)        (2,849,902)            (4,231)           (10,780)
  Transfer on policy loans                                4,330           (154,116)                (7)               (22)
  Net interfund transfers                            (4,523,947)        (7,052,953)            96,625            256,730
                                                   ---------------------------------------------------------------------
Net increase (decrease) in assets
  from principal transactions                         3,512,384          6,276,896             99,848            252,767
                                                   ---------------------------------------------------------------------
Total increase (decrease) in assets                  (1,680,850)         2,043,200             97,034            249,216

Assets beginning of year                             39,747,312         37,704,112                 --                 --
                                                   ---------------------------------------------------------------------
Assets end of year                                 $ 38,066,462       $ 39,747,312       $     97,034       $    249,216
                                                   =====================================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.


See accompanying notes.

                                            SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------

       GLOBAL BOND TRUST                    GLOBAL EQUITY TRUST                      GROWTH TRUST
-----------------------------------------------------------------------------------------------------------
 YEAR ENDED         YEAR ENDED         YEAR ENDED         YEAR ENDED         YEAR ENDED         YEAR ENDED
 DEC. 31/01         DEC. 31/00         DEC. 31/01         DEC. 31/00         DEC. 31/01         DEC. 31/00
-----------------------------------------------------------------------------------------------------------

$         --       $     10,543       $    507,908       $    327,718       $         --       $  1,357,936


       3,839              3,171             21,029             19,023             81,450             97,447
-----------------------------------------------------------------------------------------------------------
      (3,839)             7,372            486,879            308,695            (81,450)         1,260,489
      (3,286)           (30,994)          (372,435)          (199,982)        (4,937,416)           594,711

     (12,426)             2,851           (770,710)           234,915          1,754,564         (7,421,452)
-----------------------------------------------------------------------------------------------------------

     (19,551)           (20,771)          (656,266)           343,628         (3,264,302)        (5,566,252)
-----------------------------------------------------------------------------------------------------------


     285,976            139,169            765,943          1,194,857          5,168,717          7,922,560
     (27,911)           (34,333)          (263,724)          (226,935)          (941,752)        (1,151,699)
      (4,217)           (10,712)            (1,252)           (40,108)           (24,960)           (59,763)
     916,262              2,695           (238,659)          (910,286)        (3,675,443)         6,325,216
-----------------------------------------------------------------------------------------------------------

   1,170,110             96,819            262,308             17,528            526,562         13,036,314
-----------------------------------------------------------------------------------------------------------
   1,150,559             76,048           (393,958)           361,156         (2,737,740)         7,470,062

     399,237            323,189          3,534,825          3,173,669         15,237,919          7,767,857
-----------------------------------------------------------------------------------------------------------
$  1,549,796       $    399,237       $  3,140,867       $  3,534,825       $ 12,500,179       $ 15,237,919
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (continued)



                                                                      SUB-ACCOUNT
                                                   --------------------------------------------------
                                                          GROWTH AND INCOME            HEALTH SCIENCES
                                                                TRUST                       TRUST
                                                   --------------------------------------------------
                                                    YEAR ENDED         YEAR ENDED        PERIOD ENDED
                                                    DEC. 31/01         DEC. 31/00        DEC. 31/01*
                                                   --------------------------------------------------

Income:
  Dividends                                        $  1,481,575       $  1,677,174       $         --
Expenses:
  Mortality and expense risks, and
   administrative charges                               163,695            178,922                299
                                                   --------------------------------------------------
Net investment income (loss) during the year          1,317,880          1,498,252               (299)
Net realized gain (loss) during the year             (1,909,561)         2,196,121               (131)
Unrealized appreciation (depreciation) during
  the year                                           (2,671,541)        (5,943,252)             9,457
                                                   --------------------------------------------------
Net increase (decrease) in assets
  from operations                                    (3,263,222)        (2,248,879)             9,027
                                                   --------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                            7,197,987          7,793,636             44,675
  Transfer on terminations                           (2,783,042)        (3,678,743)            (4,643)
  Transfer on policy loans                              (56,065)           (14,763)                (8)
  Net interfund transfers                            (1,383,997)        (4,080,097)           101,906
                                                   --------------------------------------------------
Net increase (decrease) in assets
  from principal transactions                         2,974,883             20,033            141,930
                                                   --------------------------------------------------
Total increase (decrease) in assets                    (288,339)        (2,228,846)           150,957

Assets beginning of year                             27,114,850         29,343,696                 --
                                                   --------------------------------------------------
Assets end of year                                 $ 26,826,511       $ 27,114,850       $    150,957
                                                   ==================================================


*Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.


See accompanying notes.

                                             SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
                                           INCOME & VALUE                    INTERNATIONAL INDEX
      HIGH YIELD TRUST                          TRUST                               TRUST
-----------------------------------------------------------------------------------------------------
YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED       PERIOD ENDED
DEC. 31/01        DEC. 31/00        DEC. 31/01        DEC. 31/00        DEC. 31/01       DEC. 31/00**
-----------------------------------------------------------------------------------------------------


$   364,655       $    13,566       $   313,451       $   952,189       $     2,308       $       624


     24,364            25,447            47,256            31,429             1,201                85
-----------------------------------------------------------------------------------------------------
    340,291           (11,881)          266,195           920,760             1,107               539
   (426,272)         (127,211)         (559,898)         (302,448)           19,590              (309)

   (124,780)         (253,583)          489,673          (418,733)          (25,006)           (3,041)
-----------------------------------------------------------------------------------------------------

   (210,761)         (392,675)          195,970           199,579            (4,309)           (2,811)
-----------------------------------------------------------------------------------------------------


  1,463,073         1,396,133         2,927,089         2,354,495            41,657             3,789
   (318,463)         (236,289)         (507,821)         (379,895)            1,461              (599)
    (12,792)          (11,335)           (2,345)          (80,612)               --                --
     18,333          (172,527)          998,546           710,007           113,831            44,099
-----------------------------------------------------------------------------------------------------

  1,150,151           975,982         3,415,469         2,603,995           156,949            47,289
-----------------------------------------------------------------------------------------------------
    939,390           583,307         3,611,439         2,803,574           152,640            44,478

  4,040,562         3,457,255         6,245,927         3,442,353            44,478                --
-----------------------------------------------------------------------------------------------------
$ 4,979,952       $ 4,040,562       $ 9,857,366       $ 6,245,927       $   197,118       $    44,478
=====================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (continued)



                                                                                SUB-ACCOUNT
                                                   ---------------------------------------------------------------------
                                                       INTERNATIONAL SMALL CAP           INTERNATIONAL STOCK
                                                                   TRUST                              TRUST
                                                   ---------------------------------------------------------------------
                                                        YEAR ENDED         YEAR ENDED       YEAR ENDED      YEAR ENDED
                                                        DEC. 31/01         DEC. 31/00       DEC. 31/01      DEC. 31/00
                                                   ---------------------------------------------------------------------

Income:
  Dividends                                        $         --       $    694,416       $    724,688       $     84,131
Expenses:
  Mortality and expense risks, and
   administrative charges                                19,248             23,770             85,559            110,826
                                                   ---------------------------------------------------------------------
Net investment income (loss) during the year            (19,248)           670,646            639,129            (26,695)
Net realized gain (loss) during the year             (2,445,760)          (138,612)        (2,874,694)           571,024
Unrealized appreciation (depreciation) during
  the year                                            1,133,243         (2,406,462)        (1,742,352)        (3,695,939)
                                                   ---------------------------------------------------------------------
Net increase (decrease) in assets
  from operations                                    (1,331,765)        (1,874,428)        (3,977,917)        (3,151,610)
                                                   ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                            1,124,796          1,799,696          3,455,803          5,040,119
  Transfer on terminations                             (291,278)          (347,872)        (1,140,441)        (1,565,059)
  Transfer on policy loans                               (2,399)            (2,578)            18,665             22,239
  Net interfund transfers                            (1,382,848)         2,678,076         (3,182,024)           720,414
                                                   ---------------------------------------------------------------------
Net increase (decrease) in assets
  from principal transactions                          (551,729)         4,127,322           (847,997)         4,217,713
                                                   ---------------------------------------------------------------------
Total increase (decrease) in assets                  (1,883,494)         2,252,894         (4,825,914)         1,066,103

Assets beginning of year                              4,239,359          1,986,465         17,617,526         16,551,423
                                                   ---------------------------------------------------------------------
Assets end of year                                 $  2,355,865       $  4,239,359       $ 12,791,612       $ 17,617,526
                                                   =====================================================================


** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.


See accompanying notes.

                                                SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
      INTERNATIONAL VALUE                  INTERNET TECHNOLOGIES                INVESTMENT QUALITY BOND
             TRUST                                 TRUST                                 TRUST
-----------------------------------------------------------------------------------------------------------
 YEAR ENDED         YEAR ENDED         YEAR ENDED        PERIOD ENDED        YEAR ENDED         YEAR ENDED
 DEC. 31/01         DEC. 31/00         DEC. 31/01        DEC. 31/00**        DEC. 31/01         DEC. 31/00
-----------------------------------------------------------------------------------------------------------


$     51,943       $     17,130       $         --       $         --       $  1,038,232       $  1,309,195


      12,480             15,330                534                707            117,157            109,903
-----------------------------------------------------------------------------------------------------------
      39,463              1,800               (534)              (707)           921,075          1,199,292
    (136,918)          (106,248)          (105,359)           (62,279)            56,285           (240,339)

    (109,824)          (114,496)            57,990            (87,244)           120,363            437,793
-----------------------------------------------------------------------------------------------------------

    (207,279)          (218,944)           (47,903)          (150,230)         1,097,723          1,396,746
-----------------------------------------------------------------------------------------------------------


     767,659          1,289,123             39,504             69,573          2,162,620          2,734,616
     (91,002)          (134,761)           (51,889)              (805)        (1,810,385)        (2,078,469)
      (2,127)             7,727             38,672            (40,607)           (59,787)            27,427
    (156,513)           406,659             11,323            254,144          2,956,184         (4,994,725)
-----------------------------------------------------------------------------------------------------------

     518,017          1,568,748             37,610            282,305          3,248,632         (4,311,151)
-----------------------------------------------------------------------------------------------------------
     310,738          1,349,804            (10,293)           132,075          4,346,355         (2,914,405)

   1,844,045            494,241            132,075                 --         16,287,580         19,201,985
-----------------------------------------------------------------------------------------------------------
$  2,154,783       $  1,844,045       $    121,782       $    132,075       $ 20,633,935       $ 16,287,580
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (continued)



                                                                              SUB-ACCOUNT
                                                   -----------------------------------------------------------------
                                                         LARGE CAP GROWTH                LIFESTYLE AGGRESSIVE 1000
                                                               TRUST                               TRUST
                                                   -----------------------------------------------------------------
                                                   YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                   DEC. 31/01        DEC. 31/00        DEC. 31/01        DEC. 31/00
                                                   -----------------------------------------------------------------

Income:
  Dividends                                        $   295,174       $   933,644       $    48,963       $    37,648
Expenses:
  Mortality and expense risks, and
   administrative charges                               46,931            42,374             4,132             4,794
                                                   -----------------------------------------------------------------
Net investment income (loss) during the year           248,243           891,270            44,831            32,854
Net realized gain (loss) during the year            (1,527,720)          236,149           (22,918)           14,597
Unrealized appreciation (depreciation) during
  the year                                            (209,087)       (2,285,423)         (125,118)          (84,082)
                                                   -----------------------------------------------------------------
Net increase (decrease) in assets
  from operations                                   (1,488,564)       (1,158,004)         (103,205)          (36,631)
                                                   -----------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                           2,254,611         3,140,695           231,142            71,415
  Transfer on terminations                            (668,625)         (990,185)          (81,277)          (84,132)
  Transfer on policy loans                              (8,444)          (60,521)          (33,421)             (692)
  Net interfund transfers                              151,119           286,718           (42,839)          (82,072)
                                                   -----------------------------------------------------------------
Net increase (decrease) in assets
  from principal transactions                        1,728,661         2,376,707            73,605           (95,481)
                                                   -----------------------------------------------------------------
Total increase (decrease) in assets                    240,097         1,218,703           (29,600)         (132,112)

Assets beginning of year                             7,183,787         5,965,084           673,805           805,917
                                                   -----------------------------------------------------------------
Assets end of year                                 $ 7,423,884       $ 7,183,787       $   644,205       $   673,805
                                                   =================================================================


See accompanying notes.

                                             SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
   LIFESTYLE BALANCED 640            LIFESTYLE CONSERVATIVE 280             LIFESTYLE GROWTH 820
            TRUST                               TRUST                               TRUST
-----------------------------------------------------------------------------------------------------
YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED
DEC. 31/01        DEC. 31/00        DEC. 31/01        DEC. 31/00        DEC. 31/01        DEC. 31/00
-----------------------------------------------------------------------------------------------------


$   331,915       $    89,487       $    18,155       $    29,153       $   138,327       $   149,038


     29,162            14,134             8,121             2,482            10,035            11,827
-----------------------------------------------------------------------------------------------------
    302,753            75,353            10,034            26,671           128,292           137,211
   (136,989)           51,498             4,995           (10,067)         (137,729)           46,233

   (249,686)         (151,961)           66,747             5,241          (157,193)         (248,793)
-----------------------------------------------------------------------------------------------------

    (83,922)          (25,110)           81,776            21,845          (166,630)          (65,349)
-----------------------------------------------------------------------------------------------------


    371,326         2,347,394           187,412            31,809           677,808           600,657
   (362,681)         (156,204)         (138,365)         (102,927)         (251,621)         (179,618)
        348           (51,653)           57,345           (56,838)          (18,770)          (27,215)
  2,286,328           167,632         3,266,336           (92,469)         (434,872)         (756,569)
-----------------------------------------------------------------------------------------------------

  2,295,321         2,307,169         3,372,728          (220,425)          (27,455)         (362,745)
-----------------------------------------------------------------------------------------------------
  2,211,399         2,282,059         3,454,504          (198,580)         (194,085)         (428,094)

  3,847,425         1,565,366           293,688           492,268         1,510,205         1,938,299
-----------------------------------------------------------------------------------------------------
$ 6,058,824       $ 3,847,425       $ 3,748,192       $   293,688       $ 1,316,120       $ 1,510,205
=====================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (continued)



                                                                  SUB-ACCOUNT
                                                  ---------------------------------------------
                                                                                 MID CAP GROWTH
                                                  LIFESTYLE MODERATE 460 TRUST      TRUST
                                                  ---------------------------------------------
                                                   YEAR ENDED      YEAR ENDED     PERIOD ENDED
                                                   DEC. 31/01      DEC. 31/00     DEC. 31/01*
                                                  ---------------------------------------------

Income:
  Dividends                                        $  45,549       $   5,907       $      --
Expenses:
  Mortality and expense risks, and
   administrative charges                              4,531             917             280
                                                  ---------------------------------------------
Net investment income (loss) during the year          41,018           4,990            (280)
Net realized gain (loss) during the year             (48,000)          1,296            (668)
Unrealized appreciation (depreciation) during
  the year                                             3,455          (4,375)            948
                                                  ---------------------------------------------
Net increase (decrease) in assets
  from operations                                     (3,527)          1,911              --
                                                  ---------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                           299,371         391,104           2,160
  Transfer on terminations                           (27,261)        (34,414)         (5,328)
  Transfer on policy loans                            (1,577)          1,146             (13)
  Net interfund transfers                            255,068        (425,840)        187,330
                                                  ---------------------------------------------
Net increase (decrease) in assets
  from principal transactions                        525,601         (68,004)        184,149
                                                  ---------------------------------------------
Total increase (decrease) in assets                  522,074         (66,093)        184,149

Assets beginning of year                             295,033         361,126              --
                                                  ---------------------------------------------
Assets end of year                                 $ 817,107       $ 295,033       $ 184,149
                                                  =============================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.


See accompanying notes

                                          SUB-ACCOUNT
------------------------------------------------------------------------------------------
                                     MID CAP OPPORTUNITIES
           MID CAP INDEX TRUST              TRUST                 MID CAP STOCK TRUST
------------------------------------------------------------------------------------------
     YEAR ENDED          PERIOD ENDED   PERIOD ENDED         YEAR ENDED         YEAR ENDED
     DEC. 31/01          DEC. 31/00**    DEC. 31/01*         DEC. 31/01         DEC. 31/00
------------------------------------------------------------------------------------------
$     6,646           $   4,817           $      -           $       -           $       -

      2,477                 252                  9               3,662               2,347
------------------------------------------------------------------------------------------
      4,169               4,565                 (9)             (3,662)             (2,347)
     (8,484)                167                (86)            (45,762)            (13,526)
     79,350              (5,883)               531              40,189              (2,643)
------------------------------------------------------------------------------------------
     75,035              (1,151)               436              (9,235)            (18,516)
------------------------------------------------------------------------------------------

    165,037               3,514             11,097             290,579             106,206
    (15,787)             (1,484)              (299)            (46,475)            (21,708)
         --                  --                 --                (775)               (223)
    583,037             244,613             (5,289)            148,323             133,861
------------------------------------------------------------------------------------------
    732,287             246,643              5,509             391,652             218,136
------------------------------------------------------------------------------------------
    807,322             245,492              5,945             382,417             199,620
    245,492                  --                 --             380,467             180,847
------------------------------------------------------------------------------------------
$ 1,052,814           $ 245,492           $  5,945           $ 762,884           $ 380,467
==========================================================================================


               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                         SUB-ACCOUNT
                                                      --------------------------------------------------------
                                                    MID CAP VALUE
                                                       TRUST                       MONEY MARKET TRUST
                                                      --------------------------------------------------------
                                                      PERIOD ENDED          YEAR ENDED            YEAR ENDED
                                                       DEC. 31/01*          DEC. 31/01            DEC. 31/00
                                                      --------------------------------------------------------
Income:
 Dividends                                             $     300           $  1,406,181           $  1,932,420
Expenses:
 Mortality and expense risks, and
  administrative charges                                     354                247,839                212,370
                                                      --------------------------------------------------------
Net investment income (loss) during the year                 (54)             1,158,342              1,720,050
Net realized gain (loss) during the year                    (121)                    --                     --
Unrealized appreciation (depreciation) during
  the year                                                 4,715                     --                     --
                                                      --------------------------------------------------------
Net increase (decrease) in assets
 from operations                                           4,540              1,158,342              1,720,050
                                                      --------------------------------------------------------

Changes from principal transactions:

 Transfer of net premiums                                  4,757             15,914,531             19,729,086
 Transfer on terminations                                 (6,299)            (4,138,780)            (6,012,717)
 Transfer on policy loans                                     --                 59,448                204,008
 Net interfund transfers                                 131,054            (12,495,921)            (3,132,123)
                                                      --------------------------------------------------------
Net increase (decrease) in assets
 from principal transactions                             129,512               (660,722)            10,788,254
                                                      --------------------------------------------------------
Total increase (decrease) in assets                      134,052                497,620             12,508,304

Assets beginning of year                                      --             40,320,273             27,811,969
                                                      --------------------------------------------------------
Assets end of year                                     $ 134,052           $ 40,817,893           $ 40,320,273
                                                      ========================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                    SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------------
                                                PACIFIC RIM EMERGING
          OVERSEAS TRUST                             MARKETS TRUST                             QUANTITATIVE EQUITY TRUST
----------------------------------------------------------------------------------------------------------------------------
 YEAR ENDED           YEAR ENDED             YEAR ENDED            YEAR ENDED            YEAR ENDED             YEAR ENDED
 DEC. 31/01           DEC. 31/00             DEC. 31/01            DEC. 31/00            DEC. 31/01             DEC. 31/00
----------------------------------------------------------------------------------------------------------------------------
$   280,476           $   118,152           $    17,876           $     20,741           $  5,763,630           $  5,932,623

     19,262                12,911                28,589                 35,497                245,827                309,403
----------------------------------------------------------------------------------------------------------------------------
    261,214               105,241               (10,713)               (14,756)             5,517,803              5,623,220
   (947,613)              (59,142)             (544,084)               (85,747)                 3,969              2,793,944

   (133,134)             (565,259)             (363,220)           (1,449,,544)           (16,124,132)            (5,866,904)
----------------------------------------------------------------------------------------------------------------------------

   (819,533)             (519,160)             (918,017)            (1,550,047)           (10,602,360)             2,550,260
----------------------------------------------------------------------------------------------------------------------------

  1,825,852             2,381,221               893,495              1,893,650              3,856,667              3,739,616
   (172,669)             (239,365)             (370,974)              (669,458)            (4,824,890)            (4,929,423)
     (1,045)               (2,019)                9,636                (17,017)              (204,485)              (344,939)
   (707,543)              753,735              (753,963)                19,115             (1,271,560)              (605,234)
----------------------------------------------------------------------------------------------------------------------------

    944,595             2,893,572              (221,806)             1,226,290             (2,444,268)            (2,139,980)
----------------------------------------------------------------------------------------------------------------------------
    125,062             2,374,412            (1,139,823)              (323,757)           (13,046,628)               410,280

  2,932,587               558,175             5,139,164              5,462,921             46,178,737             45,768,457
----------------------------------------------------------------------------------------------------------------------------
$ 3,057,649           $ 2,932,587           $ 3,999,341           $  5,139,164           $ 33,132,109           $ 46,178,737
============================================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                      SUB-ACCOUNT
                                                    --------------------------------------------------------------------------------
                                                             REAL ESTATE SECURITIES                  SCIENCE & TECHNOLOGY
                                                                  TRUST                                      TRUST
                                                    --------------------------------------------------------------------------------
                                                      YEAR ENDED         YEAR ENDED             YEAR ENDED            YEAR ENDED
                                                      DEC. 31/01         DEC. 31/00             DEC. 31/01            DEC. 31/00
                                                    ------------------------------------------------------------------------------
Income:
   Dividends                                         $    565,952       $    548,910           $  2,074,187           $  1,118,209
Expenses:
   Mortality and expense risks, and
    administrative charges                                114,582             96,131                208,115                308,316
                                                    ------------------------------------------------------------------------------
Net investment income (loss) during the year              451,370            452,779              1,866,072                809,893
Net realized gain (loss) during the year                   15,488           (373,361)           (23,439,867)             6,027,471
Unrealized appreciation (depreciation) during
  the year                                                 23,813          3,308,154                799,159            (27,894,294)
                                                    ------------------------------------------------------------------------------
Net increase (decrease) in assets
 from operations                                          490,671          3,387,572            (20,774,636)           (21,056,930)
                                                    ------------------------------------------------------------------------------
Changes from principal transactions:
 Transfer of net premiums                               2,354,244          1,902,266             15,791,038             23,717,592
 Transfer on terminations                              (2,137,436)        (1,529,570)            (2,038,794)            (3,000,348)
 Transfer on policy loans                                (128,228)          (152,860)                 7,147               (129,110)
 Net interfund transfers                                2,063,609           (473,949)            (5,452,439)             7,234,394
                                                    --------------------------------------------------------------------------------
Net increase (decrease) in assets
 from principal transactions                            2,152,189           (254,113)             8,306,952             27,822,528
                                                    ------------------------------------------------------------------------------
Total increase (decrease) in assets                     2,642,860          3,133,459            (12,467,684)             6,765,598
Assets beginning of year                               17,166,358         14,032,899             42,158,414             35,392,816
                                                    ------------------------------------------------------------------------------
Assets end of year                                   $ 19,809,218       $ 17,166,358           $ 29,690,730           $ 42,158,414
                                                    ================================================================================


** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                    SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
           SMALL CAP INDEX                       SMALL COMPANY BLEND                     SMALL COMPANY VALUE
                TRUST                                   TRUST                                   TRUST
---------------------------------------------------------------------------------------------------------------------
 YEAR ENDED         PERIOD ENDED         YEAR ENDED            YEAR ENDED            YEAR ENDED           YEAR ENDED
 DEC. 31/01         DEC. 31/00**         DEC. 31/01            DEC. 31/00            DEC. 31/01           DEC. 31/00
---------------------------------------------------------------------------------------------------------------------
 $  10,858           $  1,534           $     9,171           $   133,872           $     6,135           $     2,007
     1,175                 58                14,376                 5,510                21,354                11,945
---------------------------------------------------------------------------------------------------------------------
     9,683              1,476                (5,205)              128,362               (15,219)               (9,938)
   (22,401)                75              (529,157)               24,165                56,062                64,625
     5,971             (2,773)              632,730              (568,390)              255,780                82,411
---------------------------------------------------------------------------------------------------------------------
    (6,747)            (1,222)               98,368              (415,863)              296,623               137,098
---------------------------------------------------------------------------------------------------------------------
   108,743              4,377               979,340               661,522             1,135,468             1,025,807
    (5,551)              (373)             (102,979)              (31,361)             (194,581)              (79,835)
      (630)                --                (1,125)              (10,610)              (10,873)              (11,079)
   547,601             40,916               870,424               894,978             1,662,081               262,214
---------------------------------------------------------------------------------------------------------------------
   650,163             44,920             1,745,660             1,514,529             2,592,095             1,197,107
---------------------------------------------------------------------------------------------------------------------
   643,416             43,698             1,844,028             1,098,666             2,888,718             1,334,205
    43,698                 --             1,334,707               236,041             2,461,108             1,126,903
---------------------------------------------------------------------------------------------------------------------
$ 687,114            $ 43,698           $ 3,178,735           $ 1,334,707           $ 5,349,826           $ 2,461,108
=====================================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                             SUB-ACCOUNT
                                                      ------------------------------------------------------
                                                                                                  STRATEGIC
                                                              STRATEGIC BOND TRUST               GROWTH TRUST
                                                      ------------------------------------------------------
                                                       YEAR ENDED             YEAR ENDED         PERIOD ENDED
                                                       DEC. 31/01             DEC. 31/00         DEC. 31/01*
                                                      ------------------------------------------------------
Income:
 Dividends                                             $    80,052           $    85,997           $      -
Expenses:
 Mortality and expense risks, and
  administrative charges                                    11,568                 6,711               1,198
                                                      ------------------------------------------------------
Net investment income (loss) during the year                68,484                79,286              (1,198)
Net realized gain (loss) during the year                   (24,852)              (41,693)             (1,048)
Unrealized appreciation (depreciation) during
  the year                                                  36,476                28,826              42,935
                                                      ------------------------------------------------------
Net increase (decrease) in assets
 from operations                                            80,108                66,419              40,689
                                                      ------------------------------------------------------

Changes from principal transactions:

 Transfer of net premiums                                  270,389               134,439              14,734
 Transfer on terminations                                  (93,614)              (42,241)              7,320
 Transfer on policy loans                                  (51,468)               (3,131)                 --
 Net interfund transfers                                 1,620,314              (404,574)            693,970
                                                      ------------------------------------------------------
Net increase (decrease) in assets
 from principal transactions                             1,745,621              (315,507)            716,024
                                                      ------------------------------------------------------
Total increase (decrease) in assets                      1,825,729              (249,088)            756,713

Assets beginning of year                                 1,029,633             1,278,721                  --
                                                      ------------------------------------------------------
Assets end of year                                     $ 2,855,362           $ 1,029,633           $ 756,713
                                                      =====================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                  SUB-ACCOUNT
--------------------------------------------------------------------------
                                              TACTICAL      TELECOMMUNICATIONS
    STRATEGIC OPPORTUNITIES TRUST        ALLOCATION TRUST         TRUST
--------------------------------------------------------------------------
YEAR ENDED              YEAR ENDED           YEAR ENDED        PERIOD ENDED
DEC. 31/01              DEC. 31/00           DEC. 31/01        DEC. 31/01*
--------------------------------------------------------------------------
$  2,218,057           $  1,408,900           $    537           $     --
      92,932                 81,796                185                 70
--------------------------------------------------------------------------
   2,125,125              1,327,104                352                (70)
  (5,224,037)              (242,930)           (10,966)               (55)
    (449,024)            (2,200,855)               132             (3,950)
--------------------------------------------------------------------------
  (3,547,936)            (1,116,681)           (10,482)            (4,075)
--------------------------------------------------------------------------
   5,381,675              3,657,647             12,503                 55
    (992,898)            (2,369,868)            (1,918)              (249)
      23,131                (79,984)                --                 --
  (5,638,761)             5,347,608             82,506             30,276
--------------------------------------------------------------------------
  (1,226,853)             6,555,403             93,091             30,082
--------------------------------------------------------------------------
  (4,774,789)             5,438,722             82,609             26,007
  14,580,851              9,142,129                 --                 --
--------------------------------------------------------------------------
$  9,806,062           $ 14,580,851           $ 82,609           $ 26,007
==========================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                              SUB-ACCOUNT
                                                 ------------------------------------------------------------------------------
                                                                                                     TOTAL STOCK MARKET
                                                           TOTAL RETURN TRUST                           INDEX TRUST
                                                 ------------------------------------------------------------------------------
                                                  YEAR ENDED             YEAR ENDED            YEAR ENDED           PERIOD ENDED
                                                  DEC. 31/01             DEC. 31/00            DEC. 31/01           DEC. 31/00**
                                                 ------------------------------------------------------------------------------
Income:
 Dividends                                        $    234,318           $    27,495           $    24,546           $    12,374
Expenses:
 Mortality and expense risks, and
  administrative charges                                61,535                15,109                13,278                 2,888
                                                 ------------------------------------------------------------------------------
Net investment income (loss) during the year           172,783                12,386                11,268                 9,486
Net realized gain (loss) during the year               196,395                22,935              (318,709)               (1,756)
Unrealized appreciation (depreciation) during
  the year                                             277,899               277,035                99,910              (140,552)
                                                 ------------------------------------------------------------------------------
Net increase (decrease) in assets
 from operations                                       647,077               312,356              (207,531)             (132,822)
                                                 ------------------------------------------------------------------------------

Changes from principal transactions:

 Transfer of net premiums                            3,312,061             1,516,546               336,664                 2,071
 Transfer on terminations                             (359,550)              (75,925)             (100,895)              (24,855)
 Transfer on policy loans                              (51,927)                   --                    --                    --
 Net interfund transfers                            12,577,035             2,577,623             1,698,661             1,478,869
                                                 ------------------------------------------------------------------------------
Net increase (decrease) in assets
 from principal transactions                        15,477,619             4,018,244             1,934,430             1,456,085
                                                 ------------------------------------------------------------------------------
Total increase (decrease) in assets                 16,124,696             4,330,600             1,726,899             1,323,263

Assets beginning of year                             4,630,708               300,108             1,323,263                    --
                                                 ------------------------------------------------------------------------------
Assets end of year                                $ 20,755,404           $ 4,630,708           $ 3,050,162           $ 1,323,263
                                                 ==============================================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                      SUB-ACCOUNT
------------------------------------------------------------------------------------------------
    U.S. GOVERNMENT SECURITIES                     U.S. LARGE CAP VALUE
              TRUST                                       TRUST                     UTILITIES TRUST
------------------------------------------------------------------------------------------------
YEAR ENDED            YEAR ENDED            YEAR ENDED            YEAR ENDED          PERIOD ENDED
DEC. 31/01            DEC. 31/00            DEC. 31/01            DEC. 31/00           DEC. 31/01*
------------------------------------------------------------------------------------------------
$   290,455           $   162,231           $    21,133           $     7,307           $    251

     38,775                14,820                16,581                 9,544                147
------------------------------------------------------------------------------------------------
    251,680               147,411                 4,552                (2,237)               104
     45,200               (46,024)             (120,809)               67,805                (90)

     28,056               123,103               (57,196)              (30,733)            (8,702)
------------------------------------------------------------------------------------------------

    324,936               224,490              (173,453)               34,835             (8,688)
------------------------------------------------------------------------------------------------

  1,522,630               491,787             1,960,789               659,231                394
   (445,162)             (463,269)             (208,867)              (95,636)              (478)
    (27,403)              (31,242)               (5,424)               14,332                 --
  6,043,832              (179,509)             (126,044)               19,431             58,874
------------------------------------------------------------------------------------------------

  7,093,897              (182,233)            1,620,454               597,358             58,790
------------------------------------------------------------------------------------------------
  7,418,833                42,257             1,447,001               632,193             50,102

  2,573,829             2,531,572             2,058,204             1,426,011                 --
------------------------------------------------------------------------------------------------
$ 9,992,662           $ 2,573,829           $ 3,505,205           $ 2,058,204           $ 50,102
================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                       SUB-ACCOUNT
                                                      ---------------------------------------------------------------------------
                                                                   VALUE TRUST                            500 INDEX TRUST
                                                      ---------------------------------------------------------------------------
                                                        YEAR ENDED            YEAR ENDED           YEAR ENDED          PERIOD ENDED
                                                        DEC. 31/01             DEC. 31/00          DEC. 31/01          DEC. 31/00**
                                                      ---------------------------------------------------------------------------
Income:
 Dividends                                             $    225,855           $         -           $   6,837           $     512
Expenses:
 Mortality and expense risks, and
  administrative charges                                     52,453                24,109               2,267                 397
                                                      ---------------------------------------------------------------------------
Net investment income (loss) during the year                173,402               (24,109)              4,570                 115
Net realized gain (loss) during the year                    398,422              (100,839)            (38,573)             (2,289)
Unrealized appreciation (depreciation) during
  the year                                                 (253,028)            1,097,226             (13,693)            (16,787)
                                                      ---------------------------------------------------------------------------
Net increase (decrease) in assets
 from operations                                            318,796               972,278             (47,696)            (18,961)
                                                      ---------------------------------------------------------------------------
Changes from principal transactions:
 Transfer of net premiums                                 2,580,365             1,034,204             381,978             266,299
 Transfer on terminations                                  (540,089)             (224,326)            (35,458)             (6,826)
 Transfer on policy loans                                     1,379                 3,564               2,238             (21,009)
 Net interfund transfers                                  4,910,592              (394,919)            375,732              28,758
                                                      ---------------------------------------------------------------------------
Net increase (decrease) in assets
 from principal transactions                              6,952,247               418,523             724,490             267,222
                                                      ---------------------------------------------------------------------------
Total increase (decrease) in assets                       7,271,043             1,390,801             676,794             248,261
Assets beginning of year                                  4,713,260             3,322,459             248,261                  --
                                                      ---------------------------------------------------------------------------
Assets end of year                                     $ 11,984,303           $ 4,713,260           $ 925,055           $ 248,261
                                                      ===========================================================================

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

              TOTAL
-------------------------------------
 YEAR ENDED              YEAR ENDED
 DEC. 31/01              DEC. 31/00
-------------------------------------
$  27,590,700           $  33,640,178

    3,162,753               3,367,318
-------------------------------------
   24,427,947              30,272,860
  (58,758,141)             23,929,759

  (50,836,713)            (98,403,823)
-------------------------------------
  (85,166,907)            (44,201,204)
-------------------------------------

  134,837,297             156,665,425
  (44,885,104)            (54,308,095)
     (379,191)             (2,312,875)
     (131,156)               (132,679)
-------------------------------------
   89,441,846              99,911,776
-------------------------------------
    4,274,939              55,710,572

  526,465,993             470,755,421
-------------------------------------
$ 530,740,932           $ 526,465,993
=====================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                          Notes to Financial Statements

                                December 31, 2001


1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Four (the Account) is a separate account established by the Manufacturers Life Insurance Company of America (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in fifty-nine investment sub-accounts. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust (Trust) portfolio. The Trust is an open-end management investment company, commonly known as a mutual fund, which is not offered to the public but sold only to insurance companies and their separate accounts as the underlying investment medium for variable contracts. The Account is a funding vehicle for allocation of net premiums under variable universal life insurance contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly owned subsidiary of The Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total fair value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, the following sub-accounts of the Account have been renamed as follows:

            PREVIOUS NAME                      NEW NAME                EFFECTIVE DATE
            -------------                      --------                --------------
         Mid Cap Blend Trust        Strategic Opportunities Trust       May 1, 2001
         Mid Cap Growth Trust            All Cap Growth Trust           May 2, 2000

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable universal life insurance contract holders of the Company:

                                              COMMENCEMENT OF OPERATIONS OF
                                                     THE SUB-ACCOUNTS
                                              -----------------------------
All Cap Value Trust                                    May 1, 2001
Capital Appreciation Trust                             May 1, 2001
Capital Opportunities Trust                            May 1, 2001
Dynamic Growth Trust                                   May 2, 2000
Financial Services Trust                               May 1, 2001
Fundamental Value Trust                                May 1, 2001
Health Sciences Trust                                  May 1, 2001
International Index Trust                              May 2, 2000
Internet Technologies Trust                            May 2, 2000
Mid Cap Growth Trust                                   May 1, 2001
Mid Cap Index Trust                                    May 2, 2000
Mid Cap Opportunities Trust                            May 1, 2001
Mid Cap Value Trust                                    May 1, 2001
Quantitative Mid Cap Trust                             May 1, 2001
Small Cap Index Trust                                  May 2, 2000
Strategic Growth Trust                                 May 1, 2001
Tactical Allocation Trust                              May 2, 2000
Telecommunications Trust                               May 1, 2001
Total Stock Market Index Trust                         May 2, 2000
Utilities Trust                                        May 1, 2001
500 Index Trust                                        May 2, 2000

2. SIGNIFICANT ACCOUNTING POLICIES

Investments of each sub-account are made in the portfolios of the Trust and are valued at the reported net asset values of such portfolios, which value their investment securities at fair value. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the Contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that could affect the amounts reported herein. Actual results could differ from these estimates.

3. MORTALITY AND EXPENSE RISKS CHARGE

The Company deducts from the assets of the Account a daily charge equivalent to annual rates between 0.40% and 0.65% of the average net value of the Account's assets for the assumption of mortality and expense risks.

4. CONTRACT CHARGES

The Company deducts certain charges from gross premium before placing the remaining net premiums in the sub-account. In the event of a surrender, surrender charges may be made by the Company to cover sales expenses and administrative expenses associated with underwriting the policy issue. Each month a deduction consisting of an administration charge, a charge for cost of insurance and charges for supplementary benefits is deducted from the policy value.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)


5. PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2001 were as follows:

                                              PURCHASES              SALES
                                             -----------          -----------
SUB-ACCOUNTS:
   Aggressive Growth Trust                   $ 3,476,333          $ 2,278,794
   All Cap Growth Trust                        8,557,561            4,426,675
   All Cap Value Trust                            17,954                4,134
   Balanced Trust                              5,412,161            9,667,374
   Blue Chip Growth Trust                     27,727,010           21,425,240
   Capital Appreciation Trust                     35,214                  686
   Capital Opportunities Trust                    96,004                  228
   Diversified Bond Trust                      7,558,684            4,047,942
   Dynamic Growth Trust                        2,218,605            1,798,120
   Emerging Small Company Trust               23,371,135           20,348,803
   Equity Income Trust                        13,276,662            5,092,364
   Equity Index Trust                         25,891,942           21,656,500
   Financial Services Trust                      103,084                3,433
   Fundamental Value Trust                       260,391                8,252
   Global Bond Trust                           1,505,061              338,789
   Global Equity Trust                         2,611,134            1,861,947
   Growth Trust                                7,265,891            6,820,780
   Growth and Income Trust                    16,732,414           12,439,650
   Health Sciences Trust                         193,105               51,474
   High Yield Trust                            5,629,141            4,138,699
   Income and Value Trust                      6,406,743            2,725,079
   International Index Trust                     721,269              563,213
   International Small Cap Trust               2,135,572            2,706,549
   International Stock Trust                  13,418,704           13,627,572
   International Value Trust                   1,411,246              853,766
   Internet Technologies Trust                   134,003               96,926
   Investment Quality Bond Trust              12,324,781            8,155,072
   Large Cap Growth Trust                      6,334,949            4,358,046
   Lifestyle Aggressive 1000 Trust               493,571              375,134
   Lifestyle Balanced 640 Trust                4,438,892            1,840,818
   Lifestyle Conservative 280 Trust            3,714,338              331,577

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

5. PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                               PURCHASES              SALES
                                              ------------         -----------
SUB-ACCOUNTS:
   Lifestyle Growth 820 Trust                      913,972              813,135
   Lifestyle Moderate 460 Trust                  1,459,250              892,632
   Mid Cap Growth Trust                            187,775                3,905
   Mid Cap Index Trust                           1,140,189              403,732
   Mid Cap Opportunities Trust                      11,046                5,547
   Mid Cap Stock Trust                             687,344              299,354
   Mid Cap Value Trust                             132,548                3,091
   Money Market Trust                           38,325,899           37,828,278
   Overseas Trust                                3,127,126            1,921,319
   Pacific Rim Emerging Markets Trust            2,490,761            2,723,280
   Quantitative Equity Trust                    10,379,755            7,306,218
   Real Estate Securities Trust                  7,861,522            5,257,963
   Science and Technology Trust                 40,958,367           30,785,343
   Small Cap Index Trust                         1,253,948              594,102
   Small Company Blend Trust                     2,746,849            1,006,394
   Small Company Value Trust                     5,076,953            2,500,077
   Strategic Bond Trust                          3,192,856            1,378,752
   Strategic Growth Trust                          721,856                7,031
   Strategic Opportunities Trust                10,265,811            9,367,539
   Tactical Allocation Trust                       194,305              100,862
   Telecommunications Trust                         30,305                  293
   Total Return Trust                           19,663,644            4,013,242
   Total Stock Market Index                      3,023,461            1,077,764
   U.S. Government Securities Trust              9,743,314            2,397,739
   U.S. Large Cap Value Trust                    4,875,742            3,250,737
   Utilities Trust                                  59,519                  625
   Value Trust                                  10,864,772            3,739,123
   500 Index Trust                                 871,169              142,109
                                              ------------         ------------
Total                                         $383,733,612         $269,863,832
                                              ============         ============

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. FINANCIAL HIGHLIGHTS

The Manufacturers Life Insurance Company of America Separate Account Four is a funding vehicle for a number of variable universal life insurance products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

The following table was developed by determining which products offered by the Company have the lowest and highest total return. Only product designs within each sub-account that had units outstanding during the respective periods were considered when determining the lowest and highest total return. The summary may not reflect the minimum and maximum contract charges offered by the Company as contract owners may not have selected all available and applicable contract options as discussed in Note 3.

                                                                                     FOR THE YEAR ENDED
                                                  AS AT DECEMBER 31, 2001            DECEMBER 31, 2001
                                       ---------------------------------------------------------------------------------------------
                                                                                                 EXPENSE
                                                                                     INVESTMENT   RATIO**        TOTAL RETURN***
                                                           UNIT             NET        INCOME    LOWEST TO      LOWEST TO HIGHEST
                                         UNITS             VALUE           ASSETS      RATIO*     HIGHEST           GAIN (LOSS)
                                       ---------------------------------------------------------------------------------------------
SUB-ACCOUNTS:
  Aggressive Growth Trust                388,103      $10.82 to $14.91  $ 5,113,597      --     .55% to .65%    (26.46%) to (26.39%)
  All Cap Growth Trust                   604,579       9.71 to 18.73     10,184,673      --     .45 to .65      (24.27) to (24.11)
  All Cap Value Trust+                     1,194           12.56             14,993    0.04%        .65               0.46
  Balanced Trust                       1,197,589       9.85 to 26.49     31,589,231    2.19     .40 to .65      (10.78) to (10.55)
  Blue Chip Growth Trust               1,996,442       10.60 to 19.85    36,203,915      --     .40 to .65      (15.16) to (14.95)
  Capital Appreciation Trust+              3,341           11.05             36,920      --         .65              (11.60)
  Capital Opportunities Trust+             9,069       10.65 to 10.67        96,738      --     .45 to .65      (14.77) to (14.67)
  Diversified Bond Trust                 507,459       14.49 to 14.89     7,354,939    5.48     .45 to .65         6.38 to 6.61
  Dynamic Growth Trust                   102,477        4.72 to 4.73        483,613    0.17     .55 to .65      (40.63) to (40.57)
  Emerging Small Company Trust         1,065,694       11.69 to 79.51    63,138,723      --     .40 to .65       (22.75) to 22.55
  Equity Income Trust                    840,766       13.50 to 18.38    15,189,718    1.64     .40 to .65         0.63 to 0.89
  Equity Index Trust                   2,189,228       10.18 to 18.26    38,066,462    1.03     .40 to .65      (12.83) to (12.61)
  Financial Services Trust+                8,377           11.58             97,034    0.08         .65               (7.34)
  Fundamental Value Trust+                21,338           11.68            249,216      --         .65               (6.57)
  Global Bond Trust                      118,128       12.45 to 13.16     1,549,796      --     .55 to .65       (0.12) to (0.03)
  Global Equity Trust                    206,811       11.79 to 15.50     3,140,867    2.45     .55 to .65      (16.63) to (16.55)
  Growth Trust                           955,887       7.75 to 14.12     12,500,179      --     .55 to .65      (21.88) to (21.80)
  Growth and Income Trust              1,605,126       10.44 to 18.66    26,826,511    0.41     .40 to .65      (11.85) to (11.63)
  Health Sciences Trust+                  11,197           13.48            150,957      --         .65               (7.85)
  High Yield Trust                       395,816       10.82 to 12.87     4,979,952    9.19     .40 to .65       (6.09) to (5.85)
  Income and Value Trust                 649,395       13.27 to 15.86     9,857,366    2.68     .40 to .65         0.33 to 0.58
  International Index Trust               22,786            8.65            197,118    1.22         .65               (22.91)
  International Small Cap Trust          215,989       7.73 to 12.36      2,355,865      --     .55 to .65      (31.55) to (31.48)
  International Stock Trust            1,135,448       9.22 to 11.33     12,791,612    0.20     .40 to .65      (22.05) to (21.85)
  International Value Trust              200,221       10.74 to 11.12     2,154,783    1.02     .40 to .65      (10.56) to (10.33)
  Internet Technologies Trust             32,484        3.75 to 3.76        121,782      --     .55 to .65      (46.45) to (46.38)
  Investment Quality Bond Trust        1,255,012       14.38 to 16.56    20,633,935    5.47     .40 to .65         6.63 to 6.90
  Large Cap Growth Trust                 583,261       9.39 to 13.17      7,423,884      --     .40 to .65      (18.35) to (18.14)
  Lifestyle Aggressive 1000 Trust         47,093           13.68            644,205    0.37         .65               (14.23)
  Lifestyle Balanced 640 Trust           385,225       12.53 to 15.90     6,058,824    2.55     .45 to .65       (5.40) to (5.21)

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)


6. FINANCIAL HIGHLIGHTS (CONT'D)

                                       ---------------------------------------------------------------------------------------------
                                                                                                     EXPENSE
                                                                                      INVESTMENT     RATIO**       TOTAL RETURN***
                                                             UNIT              NET      INCOME      LOWEST TO     LOWEST TO HIGHEST
                                         UNITS              VALUE             ASSETS     RATIO*      HIGHEST         GAIN (LOSS)
                                       ---------------------------------------------------------------------------------------------
SUB-ACCOUNTS:
  Lifestyle Conservative 280 Trust         220,989      13.81 to 16.98       3,748,192    3.89      .55 to .65       2.56 to 2.66
  Lifestyle Growth 820 Trust                87,349      11.62 to 15.11       1,316,120    1.40      .45 to .65     (9.63) to (9.44)
  Lifestyle Moderate 460 Trust              53,694      12.98 to 16.41         817,107    3.30      .55 to .65     (1.74) to (1.63)
  Mid Cap Growth Trust+                     17,665          10.42              184,149      --         .65            (16.61)
  Mid Cap Index Trust                       80,845      13.02 to 13.04       1,052,814    0.85      .55 to .65     (2.38) to (2.27)
  Mid Cap Opportunities Trust+                 564          10.54                5,945      --         .65            (15.65)
  Mid Cap Stock Trust                       72,047      10.59 to 11.19         762,884      --      .55 to .65    (11.57) to (11.48)
  Mid Cap Value Trust+                      10,285          13.03              134,052    0.74         .65              4.27
  Money Market Trust                     2,216,771      13.63 to 18.91      40,817,893    3.59      .40 to .65       2.91 to 3.17
  Overseas Trust                           296,994      9.12 to 11.80        3,057,649    0.27      .55 to .65    (21.61) to (21.53)
  Pacific Rim Emerging Markets Trust       569,972       6.94 to 8.48        3,999,341    0.41      .55 to .65    (19.10) to (19.03)
  Quantitative Equity Trust                707,953      10.59 to 51.01      33,132,109    0.30      .45 to .65    (23.45) to (23.30)
  Real Estate Securities Trust             495,247      15.99 to 40.88      19,809,218    3.75      .40 to .65       2.48 to 2.74
  Science and Technology Trust           2,589,114      5.75 to 15.15       29,690,730      --      .40 to .65    (41.63) to (41.49)
  Small Cap Index Trust                     58,468      11.75 to 11.77         687,114    1.85      .55 to .65       0.85 to 0.94
  Small Company Blend Trust                259,656      10.89 to 12.39       3,178,735      --      .55 to .65     (2.94) to (2.84)
  Small Company Value Trust                521,854      10.15 to 15.03       5,349,826    0.17      .40 to .65       5.85 to 6.11
  Strategic Bond Trust                     183,559      14.17 to 15.62       2,855,362    7.96      .55 to .65       5.55 to 5.66
  Strategic Growth Trust+                   68,964          10.97              756,713      --         .65            (12.22)
  Strategic Opportunities Trust            706,044      10.77 to 14.47       9,806,062    0.50      .55 to .65    (15.81) to (15.72)
  Tactical Allocation Trust                  7,967          10.37               82,609    0.11         .65            (13.95)
  Telecommunications Trust+                  3,294           7.90               26,007      --         .65            (36.83)
  Total Return Trust                     1,419,177      14.60 to 14.65      20,755,404    3.59      .40 to .65       7.58 to 7.85
  Total Stock Market Index Trust           309,502       9.85 to 9.87        3,050,162    0.92      .55 to .65    (11.99) to (11.90)
  U.S. Government Securities Trust         719,661      13.61 to 14.52       9,992,662    4.75      .45 to .65       6.33 to 6.55
  U.S. Large Cap Value Trust               277,574      12.61 to 12.66       3,505,205    0.38      .45 to .65     (3.18) to (2.98)
  Utilities Trust+                           5,383           9.31               50,102    1.05         .65            (25.55)
  Value Trust                              700,592      15.42 to 17.26      11,984,303    0.53      .40 to .65       2.75 to 3.00
  500 Index Trust                           94,218       9.80 to 9.85          925,055    0.84      .40 to .65    (12.93) to (12.71)

      * These ratios represent the dividends, excluding distributions of capital gains, distributed by the Trust portfolio, net of management fees and expenses assessed by the fund manager, divided by the average net assets of the respective Trust portfolio which approximates the ratio of dividends, excluding distribution of capital gains, received by the sub-account of the Account, net of management fees and expenses assessed by the fund manager, divided by the average unit value. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reduction in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Trust portfolio in which the sub-accounts invest.

  ** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Trust portfolio are excluded.

               The Manufacturers Life Insurance Company of America
                              Separate Account Four

                    Notes to Financial Statements (continued)

6. FINANCIAL HIGHLIGHTS (CONT'D)

*** These ratios represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the separate account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

+ Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

7. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with Manufacturers Life of America. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.) ("Manulife U.S.A."), which can be terminated by either party upon two months notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

8. SUBSEQUENT EVENT

Effective January 1, 2002, the Company transferred all of its variable business to Manulife U.S.A. via an assumption reinsurance agreement. As a result, products originally sold and administered under the name of the Company will be offered and administered under the name of Manulife U.S.A. As such and effective January 1, 2002, the account will be known as The Manufacturers Life Insurance Company U.S.A. Separate Account N.

Also, effective January 1, 2002, ManEquity, Inc. was merged into Manulife Financial Securities LLC. Manulife Financial Securities LLC, a subsidiary of Manulife U.S.A., will carry on the business of ManEquity, Inc.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNT N

Financial Statements

Nine months ended September 30, 2002 (Unaudited) with December 31, 2001 comparatives

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

                              Financial Statements

                Nine months ended September 30, 2002 (Unaudited)
                      with December 31, 2001 comparatives

                                    CONTENTS

Financial Statements

Statement of Assets and Contract Owners' Equity ...............................1
Statements of Operations and Changes in Contract Owners' Equity ...............3
Notes to Financial Statements ................................................28

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2002 (Unaudited)

ASSETS
Investments at fair value:
     Sub-Accounts:
          Aggressive Growth Trust - 422,846 shares (cost $5,695,896)                $ 3,974,750
          All Cap Growth Trust - 683,394 shares (cost $9,403,409)                     7,237,144
          All Cap Value Trust - 20,256 shares (cost $218,776)                           160,426
          Balanced Trust - 2,146,698 shares (cost $36,439,486)                       22,948,198
          Blue Chip Growth Trust - 2,380,966 shares (cost $35,288,383)               26,547,774
          Capital Appreciation Trust - 39,785 shares (cost $275,583)                    239,508
          Capital Opportunities Trust - 30,623 shares (cost $272,901)                   219,258
          Diversified Bond Trust - 782,682 shares (cost $8,204,324)                   8,296,424
          Dynamic Growth Trust - 171,247 shares (cost $730,560)                         577,103
          Emerging Small Company Trust - 2,348,397 shares (cost $56,952,353)         38,560,676
          Equity-Income Trust - 1,696,425 shares (cost $23,526,710)                  19,644,606
          Equity Index Trust - 2,558,733 shares (cost $32,893,612)                   25,408,217
          Financial Services Trust - 34,971 shares (cost $384,010)                      312,290
          Fundamental Value Trust - 35,713 shares (cost $391,467)                       330,343
          Global Bond Trust - 190,771 shares (cost $2,374,155)                        2,504,822
          Global Equity Trust - 357,350 shares (cost $4,343,496)                      3,487,735
          Growth Trust - 861,720 shares (cost $11,454,998)                            8,306,984
          Growth & Income Trust - 1,200,105 shares (cost $26,919,846)                19,105,668
          Health Sciences Trust - 158,016 shares (cost $1,700,642)                    1,529,590
          High Yield Trust - 732,987 shares (cost $6,691,765)                         5,973,843
          Income & Value Trust - 1,287,329 shares (cost $11,812,413)                  9,732,208
          International Index Trust - 31,453 shares (cost $268,739)                     209,793
          International Small Cap Trust - 308,411 shares (cost $3,530,533)            2,871,305
          International Stock Trust - 1,497,390 shares (cost $14,421,815)            10,691,363
          International Value Trust - 385,685 shares (cost $3,956,852)                3,077,764
          Internet Technologies Trust - 16,470 shares (cost $43,605)                     31,457
          Investment Quality Bond Trust - 2,036,855 shares (cost $23,844,504)        24,625,581
          Large Cap Growth Trust - 1,002,498 shares (cost $9,833,705)                 7,207,964
          Lifestyle Aggressive 1000 Trust - 56,828 shares (cost $682,482)               430,757
          Lifestyle Balanced 640 Trust - 787,292 shares (cost $8,891,446)             7,644,610
          Lifestyle Conservative 280 Trust - 284,143 shares (cost $3,588,915)         3,509,169
          Lifestyle Growth 820 Trust - 150,485 shares (cost $1,722,597)               1,304,702
          Lifestyle Moderate 460 Trust - 81,985 shares (cost $964,715)                  885,443
          Mid Cap Growth Trust - 43,768 shares (cost $399,303)                          290,180
          Mid Cap Index Trust - 138,257 shares (cost $1,687,675)                      1,422,666
          Mid Cap Opportunities Trust - 8,181 shares (cost $63,053)                      57,511
          Mid Cap Stock Trust - 197,082 shares (cost $1,941,105)                      1,527,383
          Mid Cap Value Trust - 287,451 shares (cost $3,517,228)                      3,173,461
          Money Market Trust - 4,462,309 shares (cost $44,623,094)                   44,623,094
          Overseas Trust - 500,034 shares (cost $4,376,089)                           3,255,220
          Pacific Rim Emerging Markets Trust - 502,131 shares (cost $4,003,748)       2,952,529
          Quantitative Equity Trust - 1,736,261 shares (cost $38,438,365)            19,741,284
          Quantitative Mid Cap Trust - 893 shares (cost $7,623)                           7,023
          Real Estate Securities Trust - 1,437,200 shares (cost $22,994,653)         22,391,582
          Science and Technology Trust - 2,500,223 shares (cost $29,456,490)         15,901,421
          Small Cap Index Trust - 244,708 shares (cost $2,565,065)                    2,050,653
          Small Company Blend Trust - 489,700 shares (cost $4,889,659)                3,755,997

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2002 (Unaudited)

ASSETS (CONTINUED)
Investments at fair value:
     Sub-Accounts:
          Small Company Value Trust - 846,060 shares (cost $11,157,965)              $ 10,245,789
          Strategic Bond Trust - 352,105 shares (cost $3,659,940)                       3,679,492
          Strategic Growth Trust - 115,191 shares (cost $924,358)                         817,859
          Strategic Opportunities Trust - 1,103,221 shares (cost $13,387,800)           8,252,095
          Tactical Allocation Trust - 1,164 shares (cost $11,257)                           8,309
          Telecommunications Trust - 3,957 shares (cost $19,259)                           15,037
          Total Return Trust - 2,538,742 shares (cost $35,103,427)                     35,694,711
          Total Stock Market Index Trust - 489,551 shares (cost $4,464,440)             3,505,185
          U.S. Government Securities Trust - 1,174,241 shares (cost $16,086,739)       16,509,823
          U.S. Large Cap Value Trust - 260,180 shares (cost $2,901,251)                 2,164,697
          Utilities Trust - 1,338 shares (cost $9,534)                                      8,723
          Value Trust - 763,753 shares (cost $11,718,415)                               8,676,230
          500 Index Trust - 294,168 shares (cost $2,396,363)                            2,062,115
                                                                                     ------------
Total assets                                                                         $480,377,544
                                                                                     ============
CONTRACT OWNERS' EQUITY

Variable life contracts                                                              $480,377,544
                                                                                     ============

See accompanying notes.

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)

                                                                                SUB-ACCOUNT
                                                   -------------------------------------------------------------------
                                                       AGGRESSIVE GROWTH TRUST               ALL CAP GROWTH TRUST
                                                   -------------------------------------------------------------------
                                                    PERIOD ENDED      YEAR ENDED        PERIOD ENDED      YEAR ENDED
                                                    SEPT. 30/02       DEC. 31/01        SEPT. 30/02       DEC. 31/01
                                                   -------------------------------------------------------------------
Income:
     Dividends                                     $         --      $         --      $         --      $    489,935
Expenses:
     Mortality and expense risks, and
          administrative charges                         22,451            30,923            42,819            58,611
                                                   -------------------------------------------------------------------
Net investment income (loss) during the period          (22,451)          (30,923)          (42,819)          431,324
Net realized gain (loss) during the period           (1,163,147)       (1,009,845)       (2,739,241)       (1,957,906)
Unrealized appreciation (depreciation) during
     the period                                        (505,848)         (447,976)          (53,577)         (782,386)
                                                   -------------------------------------------------------------------
Net increase (decrease) in assets
     from operations                                 (1,691,446)       (1,488,744)       (2,835,637)       (2,308,968)
                                                   -------------------------------------------------------------------
Changes from principal transactions:

     Transfer of net premiums                           992,522         1,994,041         2,377,921         4,577,444
     Transfer on terminations                          (337,171)         (351,908)         (339,294)         (691,667)
     Transfer on policy loans                             3,205           (14,639)            6,290            (6,541)
     Net interfund transfers                           (105,957)         (399,032)       (2,156,809)         (179,674)
                                                   -------------------------------------------------------------------
Net increase (decrease) in assets
     from principal transactions                        552,599         1,228,462          (111,892)        3,699,562
                                                   -------------------------------------------------------------------
Total increase (decrease) in assets                  (1,138,847)         (260,282)       (2,947,529)        1,390,594

Assets beginning of year                              5,113,597         5,373,879        10,184,673         8,794,079
                                                   -------------------------------------------------------------------
Assets end of period                               $  3,974,750      $  5,113,597      $  7,237,144      $ 10,184,673
                                                   ===================================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                             SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
          ALL CAP VALUE TRUST                BALANCED TRUST                    BLUE CHIP GROWTH TRUST
--------------------------------------------------------------------------------------------------------
 PERIOD ENDED     PERIOD ENDED       PERIOD ENDED       YEAR ENDED       PERIOD ENDED       YEAR ENDED
 SEPT. 30/02       DEC. 31/01*        SEPT. 30/02       DEC. 31/01        SEPT. 30/02       DEC. 31/01
--------------------------------------------------------------------------------------------------------
   $      16         $     3         $    678,287      $    824,561      $         --      $  2,891,977


       1,671              33              132,287           231,900           143,949           223,162
--------------------------------------------------------------------------------------------------------
      (1,655)            (30)             546,000           592,661          (143,949)        2,668,815
    (145,121)            (55)          (1,791,996)       (1,536,239)       (8,066,690)       (3,938,059)

     (59,578)          1,228           (4,639,027)       (3,408,713)       (3,151,682)       (5,557,194)
--------------------------------------------------------------------------------------------------------
    (206,354)          1,143           (5,885,023)       (4,352,291)      (11,362,321)       (6,826,438)
--------------------------------------------------------------------------------------------------------

      49,189           7,951            1,821,150         3,910,908         6,434,090        10,181,726
     (16,192)         (2,313)          (2,871,796)       (4,011,328)       (3,037,186)       (2,506,721)
           5              --               36,437           177,394           (12,618)          (94,393)
     318,785           8,212           (1,741,801)       (4,924,849)       (1,678,106)       (3,947,656)
--------------------------------------------------------------------------------------------------------
     351,787          13,850           (2,756,010)       (4,847,875)        1,706,180         3,632,956
--------------------------------------------------------------------------------------------------------
     145,433          14,993           (8,641,033)       (9,200,166)       (9,656,141)       (3,193,482)

      14,993              --           31,589,231        40,789,397        36,203,915        39,397,397
--------------------------------------------------------------------------------------------------------
   $ 160,426         $14,993         $ 22,948,198      $ 31,589,231      $ 26,547,774      $ 36,203,915
========================================================================================================

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                            SUB-ACCOUNT
                                                   -------------------------------------------------------------
                                                    CAPITAL APPRECIATION TRUST      CAPITAL OPPORTUNITIES TRUST
                                                   -------------------------------------------------------------
                                                   PERIOD ENDED    PERIOD ENDED    PERIOD ENDED    PERIOD ENDED
                                                   SEPT. 30/02      DEC. 31/01*    SEPT. 30/02      DEC. 31/01*
                                                   -------------------------------------------------------------
Income:
     Dividends                                      $      --       $      --       $      --       $      --
Expenses:
     Mortality and expense risks, and
          administrative charges                          389              72             447              38
                                                   -------------------------------------------------------------
Net investment income (loss) during the period           (389)            (72)           (447)            (38)
Net realized gain (loss) during the period              2,704             (38)         (1,387)             (6)
Unrealized appreciation (depreciation) during
     the period                                       (38,505)          2,429         (54,611)            968
                                                   -------------------------------------------------------------
Net increase (decrease) in assets
     from operations                                  (36,190)          2,319         (56,445)            924
                                                   -------------------------------------------------------------
Changes from principal transactions:

     Transfer of net premiums                          19,697             742         151,756          70,779
     Transfer on terminations                         (20,192)           (613)         (8,197)              8
     Transfer on policy loans                              --              --          (7,598)             --
     Net interfund transfers                          239,273          34,472          43,004          25,027
                                                   -------------------------------------------------------------
Net increase (decrease) in assets
     from principal transactions                      238,778          34,601         178,965          95,814
                                                   -------------------------------------------------------------
Total increase (decrease) in assets                   202,588          36,920         122,520          96,738

Assets beginning of year                               36,920              --          96,738              --
                                                   -------------------------------------------------------------
Assets end of period                                $ 239,508       $  36,920       $ 219,258       $  96,738
                                                   =============================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                        SUB-ACCOUNT
------------------------------------------------------------------------------------------------
      DIVERSIFIED BOND TRUST           DYNAMIC GROWTH TRUST       EMERGING SMALL COMPANY TRUST
------------------------------------------------------------------------------------------------
   PERIOD ENDED     YEAR ENDED     PERIOD ENDED   YEAR ENDED      PERIOD ENDED      YEAR ENDED
   SEPT. 30/02      DEC. 31/01     SEPT. 30/02    DEC. 31/01       SEPT. 30/02      DEC. 31/01
------------------------------------------------------------------------------------------------
   $   249,195      $  171,518      $      --      $   1,375      $         --     $  2,633,803


        29,717          33,185          2,277          3,105           247,778          404,110
------------------------------------------------------------------------------------------------
       219,478         138,333         (2,277)        (1,730)         (247,778)       2,229,693
       137,045         208,420        (96,078)      (232,608)       (5,277,816)      (1,598,919)

       (68,085)        (22,621)       (75,030)        25,490       (18,005,167)     (18,801,456)
------------------------------------------------------------------------------------------------
       288,438         324,132       (173,385)      (208,848)      (23,530,761)     (18,170,682)
------------------------------------------------------------------------------------------------

     2,281,115       2,249,690        458,813        330,311         5,042,473        8,684,233
      (295,433)       (373,603)       (19,534)       (14,841)       (4,529,214)      (6,650,831)
        42,947           4,226             --             --            48,242           56,171
    (1,375,582)      1,492,097       (172,404)       106,745        (1,608,787)      (1,296,935)
------------------------------------------------------------------------------------------------
       653,047       3,372,410        266,875        422,215        (1,047,286)         792,638
------------------------------------------------------------------------------------------------
       941,485       3,696,542         93,490        213,367       (24,578,047)     (17,378,044)

     7,354,939       3,658,397        483,613        270,246        63,138,723       80,516,767
------------------------------------------------------------------------------------------------
   $ 8,296,424      $7,354,939      $ 577,103      $ 483,613      $ 38,560,676     $ 63,138,723
================================================================================================

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                                 SUB-ACCOUNT
                                                   --------------------------------------------------------------------
                                                         EQUITY-INCOME TRUST                 EQUITY INDEX TRUST
                                                   --------------------------------------------------------------------
                                                   PERIOD ENDED       YEAR ENDED       PERIOD ENDED        YEAR ENDED
                                                   SEPT. 30/02        DEC. 31/01       SEPT. 30/02         DEC. 31/01
                                                   --------------------------------------------------------------------
Income:
     Dividends                                     $    744,284      $  1,021,642      $    371,813      $    949,563
Expenses:
     Mortality and expense risks, and
          administrative charges                         83,040            70,343           149,912           226,505
                                                   --------------------------------------------------------------------
Net investment income (loss) during the period          661,244           951,299           221,901           723,058
Net realized gain (loss) during the period           (1,577,802)         (379,962)       (8,972,926)       (2,185,633)
Unrealized appreciation (depreciation) during
     the period                                      (3,779,850)         (471,797)       (1,980,935)       (3,730,659)
                                                   --------------------------------------------------------------------
Net increase (decrease) in assets
     from operations                                 (4,696,408)           99,540       (10,731,960)       (5,193,234)
                                                   --------------------------------------------------------------------
Changes from principal transactions:

     Transfer of net premiums                         5,978,385         3,588,138         5,883,353        10,652,620
     Transfer on terminations                          (893,793)       (1,052,237)       (3,940,027)       (2,620,619)
     Transfer on policy loans                              (618)          (12,159)          (79,113)            4,330
     Net interfund transfers                          4,067,322         4,709,257        (3,790,498)       (4,523,947)
                                                   --------------------------------------------------------------------
Net increase (decrease) in assets
     from principal transactions                      9,151,296         7,232,999        (1,926,285)        3,512,384
                                                   --------------------------------------------------------------------
Total increase (decrease) in assets                   4,454,888         7,332,539       (12,658,245)       (1,680,850)

Assets beginning of year                             15,189,718         7,857,179        38,066,462        39,747,312
                                                   --------------------------------------------------------------------
Assets end of period                               $ 19,644,606      $ 15,189,718      $ 25,408,217      $ 38,066,462
                                                   ====================================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                     SUB-ACCOUNT
--------------------------------------------------------------------------------------
   FINANCIAL SERVICES TRUST      FUNDAMENTAL VALUE TRUST         GLOBAL BOND TRUST
--------------------------------------------------------------------------------------
 PERIOD ENDED   PERIOD ENDED   PERIOD ENDED  PERIOD ENDED   PERIOD ENDED   YEAR ENDED
 SEPT. 30/02     DEC. 31/01*   SEPT. 30/02    DEC. 31/01*    SEPT. 30/02   DEC. 31/01
--------------------------------------------------------------------------------------
   $      6        $    27       $    260      $     --      $       --    $       --


      1,115            224          1,347           629           6,380         3,839
--------------------------------------------------------------------------------------
     (1,109)          (197)        (1,087)         (629)         (6,380)       (3,839)
     (7,370)          (365)       (18,800)         (864)         20,592        (3,286)

    (69,468)        (2,252)       (59,066)       (2,058)        145,129       (12,426)
--------------------------------------------------------------------------------------
    (77,947)        (2,814)       (78,953)       (3,551)        159,341       (19,551)
--------------------------------------------------------------------------------------

    211,064          7,461         44,688         6,839         760,512       285,976
    (18,206)        (4,231)       (31,404)      (10,780)        (32,936)      (27,911)
         --             (7)            --           (22)          1,162        (4,217)
    100,345         96,625        146,796       256,730          66,947       916,262
--------------------------------------------------------------------------------------
    293,203         99,848        160,080       252,767         795,685     1,170,110
--------------------------------------------------------------------------------------
    215,256         97,034         81,127       249,216         955,026     1,150,559

     97,034             --        249,216            --       1,549,796       399,237
--------------------------------------------------------------------------------------
   $312,290        $97,034       $330,343      $249,216      $2,504,822    $1,549,796
======================================================================================

               The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                  (continued)

                                                                              SUB-ACCOUNT
                                                  ----------------------------------------------------------------
                                                       GLOBAL EQUITY TRUST                  GROWTH TRUST
                                                  ----------------------------------------------------------------
                                                  PERIOD ENDED     YEAR ENDED     PERIOD ENDED       YEAR ENDED
                                                  SEPT. 30/02      DEC. 31/01      SEPT. 30/02       DEC. 31/01
                                                  ----------------------------------------------------------------
Income:
     Dividends                                     $   38,442      $  507,908      $        --      $         --
Expenses:
     Mortality and expense risks, and
          administrative charges                       15,314          21,029           51,090            81,450
                                                  ----------------------------------------------------------------
Net investment income (loss) during the period         23,128         486,879          (51,090)          (81,450)
Net realized gain (loss) during the period           (578,661)       (372,435)      (5,048,798)       (4,937,416)
Unrealized appreciation (depreciation) during
     the period                                      (336,689)       (770,710)       1,203,343         1,754,564
                                                  ----------------------------------------------------------------
Net increase (decrease) in assets
     from operations                                 (892,222)       (656,266)      (3,896,545)       (3,264,302)
                                                  ----------------------------------------------------------------
Changes from principal transactions:

     Transfer of net premiums                         455,919         765,943        2,162,062         5,168,717
     Transfer on terminations                        (296,565)       (263,724)        (629,824)         (941,752)
     Transfer on policy loans                          (6,997)         (1,252)         (14,502)          (24,960)
Net interfund transfers                             1,086,733        (238,659)      (1,814,386)       (3,675,443)
                                                  ----------------------------------------------------------------
Net increase (decrease) in assets
     from principal transactions                    1,239,090         262,308         (296,650)          526,562
                                                  ----------------------------------------------------------------
Total increase (decrease) in assets                   346,868        (393,958)      (4,193,195)       (2,737,740)

Assets beginning of year                            3,140,867       3,534,825       12,500,179        15,237,919
                                                  ----------------------------------------------------------------
Assets end of period                               $3,487,735      $3,140,867      $ 8,306,984      $ 12,500,179
                                                  ================================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                             SUB-ACCOUNT
------------------------------------------------------------------------------------------------
         GROWTH & INCOME TRUST           HEALTH SCIENCES TRUST           HIGH YIELD TRUST
------------------------------------------------------------------------------------------------
   PERIOD ENDED        YEAR ENDED     PERIOD ENDED   PERIOD ENDED   PERIOD ENDED     YEAR ENDED
   SEPT. 30/02         DEC. 31/01     SEPT. 30/02     DEC. 31/01*    SEPT. 30/02     DEC. 31/01
------------------------------------------------------------------------------------------------
   $  1,028,738      $  1,481,575      $    2,415      $     --      $  454,868      $  364,655


        108,820           163,695           4,754           299          26,234          24,364
------------------------------------------------------------------------------------------------
        919,918         1,317,880          (2,339)         (299)        428,634         340,291
     (5,710,904)       (1,909,561)       (155,736)         (131)       (918,716)       (426,272)

     (3,873,223)       (2,671,541)       (180,508)        9,457        (198,556)       (124,780)
------------------------------------------------------------------------------------------------
     (8,664,209)       (3,263,222)       (338,583)        9,027        (688,638)       (210,761)
------------------------------------------------------------------------------------------------

      4,053,380         7,197,987         975,267        44,675       1,415,142       1,463,073
     (1,574,063)       (2,783,042)        (70,097)       (4,643)       (293,525)       (318,463)
        (24,656)          (56,065)           (259)           (8)         14,868         (12,792)
     (1,511,295)       (1,383,997)        812,305       101,906         546,044          18,333
------------------------------------------------------------------------------------------------
        943,366         2,974,883       1,717,216       141,930       1,682,529       1,150,151
------------------------------------------------------------------------------------------------
     (7,720,843)         (288,339)      1,378,633       150,957         993,891         939,390

     26,826,511        27,114,850         150,957            --       4,979,952       4,040,562
------------------------------------------------------------------------------------------------
   $ 19,105,668      $ 26,826,511      $1,529,590      $150,957      $5,973,843      $4,979,952
================================================================================================

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                           SUB-ACCOUNT
                                                   --------------------------------------------------------------
                                                       INCOME & VALUE TRUST           INTERNATIONAL INDEX TRUST
                                                   ----------------------------      ----------------------------
                                                  PERIOD ENDED       YEAR ENDED     PERIOD ENDED       YEAR ENDED
                                                   SEPT. 30/02       DEC. 31/01      SEPT. 30/02       DEC. 31/01
                                                   -----------      -----------      -----------      -----------
Income:
   Dividends                                       $   219,396      $   313,451      $         3      $     2,308
Expenses:
   Mortality and expense risks, and
      administrative charges                            47,582           47,256            1,047            1,201
                                                   -----------      -----------      -----------      -----------
Net investment income (loss) during the period         171,814          266,195           (1,044)           1,107
Net realized gain (loss) during the period          (1,001,802)        (559,898)         (22,619)          19,590
Unrealized appreciation (depreciation) during
   the period                                       (2,171,294)         489,673          (30,899)         (25,006)
                                                   -----------      -----------      -----------      -----------
Net increase (decrease) in assets
   from operations                                  (3,001,282)         195,970          (54,562)          (4,309)
                                                   -----------      -----------      -----------      -----------

Changes from principal transactions:
   Transfer of net premiums                          2,845,960        2,927,089           74,390           41,657
   Transfer on terminations                           (458,882)        (507,821)          (9,074)           1,461
   Transfer on policy loans                              4,091           (2,345)              --               --
   Net interfund transfers                             484,955          998,546            1,921          113,831
                                                   -----------      -----------      -----------      -----------
Net increase (decrease) in assets
   from principal transactions                       2,876,124        3,415,469           67,237          156,949
                                                   -----------      -----------      -----------      -----------
Total increase (decrease) in assets                   (125,158)       3,611,439           12,675          152,640
Assets beginning of year                             9,857,366        6,245,927          197,118           44,478
                                                   -----------      -----------      -----------      -----------
Assets end of period                               $ 9,732,208      $ 9,857,366      $   209,793      $   197,118
                                                   ===========      ===========      ===========      ===========

See accompanying notes.

                                            SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
INTERNATIONAL SMALL CAP TRUST          INTERNATIONAL STOCK TRUST           INTERNATIONAL VALUE TRUST
------------------------------      ------------------------------      ------------------------------
PERIOD ENDED       YEAR ENDED       PERIOD ENDED       YEAR ENDED       PERIOD ENDED       YEAR ENDED
SEPT. 30/02        DEC. 31/01        SEPT. 30/02       DEC. 31/01        SEPT. 30/02       DEC. 31/01
------------      ------------      ------------      ------------      ------------      ------------
$         --      $         --      $     55,435      $    724,688      $     22,818      $     51,943
      13,966            19,248            53,181            85,559            15,075            12,480
------------      ------------      ------------      ------------      ------------      ------------
     (13,966)          (19,248)            2,254           639,129             7,743            39,463
    (598,851)       (2,445,760)       (3,055,356)       (2,874,694)         (220,066)         (136,918)
     (15,879)        1,133,243          (622,625)       (1,742,352)         (694,518)         (109,824)
------------      ------------      ------------      ------------      ------------      ------------
    (628,696)       (1,331,765)       (3,675,727)       (3,977,917)         (906,841)         (207,279)
------------      ------------      ------------      ------------      ------------      ------------
     471,795         1,124,796         2,545,094         3,455,803           902,294           767,659
    (184,343)         (291,278)         (631,628)       (1,140,441)         (129,113)          (91,002)
       4,647            (2,399)            1,077            18,665               (20)           (2,127)
     852,037        (1,382,848)         (339,065)       (3,182,024)        1,056,661          (156,513)
------------      ------------      ------------      ------------      ------------      ------------
   1,144,136          (551,729)        1,575,478          (847,997)        1,829,822           518,017
------------      ------------      ------------      ------------      ------------      ------------
     515,440        (1,883,494)       (2,100,249)       (4,825,914)          922,981           310,738
   2,355,865         4,239,359        12,791,612        17,617,526         2,154,783         1,844,045
------------      ------------      ------------      ------------      ------------      ------------
$  2,871,305      $  2,355,865      $ 10,691,363      $ 12,791,612      $  3,077,764      $  2,154,783
============      ============      ============      ============      ============      ============

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                              SUB-ACCOUNT
                                                   ------------------------------------------------------------------
                                                        INTERNET TECHNOLOGIES             INVESTMENT QUALITY BOND
                                                               TRUST                               TRUST
                                                   ------------------------------      ------------------------------
                                                   PERIOD ENDED       YEAR ENDED       PERIOD ENDED       YEAR ENDED
                                                   SEPT. 30/02        DEC. 31/01       SEPT. 30/02        DEC. 31/01
                                                   ------------      ------------      ------------      ------------
Income:
   Dividends                                       $         --      $         --      $  1,189,894      $  1,038,232
Expenses:
   Mortality and expense risks, and
      administrative charges                                232               534           110,634           117,157
                                                   ------------      ------------      ------------      ------------
Net investment income (loss) during the period             (232)             (534)        1,079,260           921,075
Net realized gain (loss) during the period              (49,718)         (105,359)           50,397            56,285
Unrealized appreciation (depreciation) during
   the period                                            17,107            57,990           485,960           120,363
                                                   ------------      ------------      ------------      ------------
Net increase (decrease) in assets
   from operations                                      (32,843)          (47,903)        1,615,617         1,097,723
                                                   ------------      ------------      ------------      ------------

Changes from principal transactions:
   Transfer of net premiums                             111,472            39,504         3,616,217         2,162,620
   Transfer on terminations                              (3,973)          (51,889)       (2,016,536)       (1,810,385)
   Transfer on policy loans                               1,049            38,672             5,628           (59,787)
   Net interfund transfers                             (166,030)           11,323           770,720         2,956,184
                                                   ------------      ------------      ------------      ------------
Net increase (decrease) in assets
   from principal transactions                          (57,482)           37,610         2,376,029         3,248,632
                                                   ------------      ------------      ------------      ------------
Total increase (decrease) in assets                     (90,325)          (10,293)        3,991,646         4,346,355
Assets beginning of year                                121,782           132,075        20,633,935        16,287,580
                                                   ------------      ------------      ------------      ------------
Assets end of period                               $     31,457      $    121,782      $ 24,625,581      $ 20,633,935
                                                   ============      ============      ============      ============

See accompanying notes.

                                          SUB-ACCOUNT
------------------------------------------------------------------------------------------------
                                       LIFESTYLE AGGRESSIVE              LIFESTYLE BALANCED
   LARGE CAP GROWTH TRUST                  1000 TRUST                        640 TRUST
----------------------------      ----------------------------      ----------------------------
PERIOD ENDED     YEAR ENDED       PERIOD ENDED      YEAR ENDED     PERIOD ENDED      YEAR ENDED
SEPT. 30/02      DEC. 31/01       SEPT. 30/02       DEC. 31/01      SEPT. 30/02      DEC. 31/01
-----------      -----------      -----------      -----------      -----------      -----------
$    23,587      $   295,174      $     4,221      $    48,963      $   279,111      $   331,915
     34,247           46,931            2,640            4,132           37,151           29,162
-----------      -----------      -----------      -----------      -----------      -----------
    (10,660)         248,243            1,581           44,831          241,960          302,753
 (1,293,105)      (1,527,720)         (20,435)         (22,918)        (672,996)        (136,989)
   (995,065)        (209,087)        (137,227)        (125,118)        (937,476)        (249,686)
-----------      -----------      -----------      -----------      -----------      -----------
 (2,298,830)      (1,488,564)        (156,081)        (103,205)      (1,368,512)         (83,922)
-----------      -----------      -----------      -----------      -----------      -----------
  1,984,597        2,254,611           67,694          231,142        3,702,268          371,326
   (474,572)        (668,625)        (117,469)         (81,277)        (979,357)        (362,681)
         78           (8,444)          31,639          (33,421)           3,663              348
    572,807          151,119          (39,231)         (42,839)         227,724        2,286,328
-----------      -----------      -----------      -----------      -----------      -----------
  2,082,910        1,728,661          (57,367)          73,605        2,954,298        2,295,321
-----------      -----------      -----------      -----------      -----------      -----------
   (215,920)         240,097         (213,448)         (29,600)       1,585,786        2,211,399
  7,423,884        7,183,787          644,205          673,805        6,058,824        3,847,425
-----------      -----------      -----------      -----------      -----------      -----------
$ 7,207,964      $ 7,423,884      $   430,757      $   644,205      $ 7,644,610      $ 6,058,824
===========      ===========      ===========      ===========      ===========      ===========

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                             SUB-ACCOUNT
                                                   --------------------------------------------------------------
                                                      LIFESTYLE CONSERVATIVE              LIFESTYLE GROWTH
                                                             280 TRUST                        820 TRUST
                                                   ----------------------------      ----------------------------
                                                  PERIOD ENDED       YEAR ENDED     PERIOD ENDED      YEAR ENDED
                                                   SEPT. 30/02       DEC. 31/01      SEPT. 30/02      DEC. 31/01
                                                   -----------      -----------      -----------      -----------
Income:
   Dividends                                       $   106,248      $    18,155      $    25,843      $   138,327
Expenses:
   Mortality and expense risks, and
      administrative charges                            15,624            8,121            6,124           10,035
                                                   -----------      -----------      -----------      -----------
Net investment income (loss) during the period          90,624           10,034           19,719          128,292
Net realized gain (loss) during the period              11,160            4,995         (115,710)        (137,729)
Unrealized appreciation (depreciation) during
   the period                                         (159,712)          66,747         (220,068)        (157,193)
                                                   -----------      -----------      -----------      -----------
Net increase (decrease) in assets
   from operations                                     (57,928)          81,776         (316,059)        (166,630)
                                                   -----------      -----------      -----------      -----------
Changes from principal transactions:
   Transfer of net premiums                            961,681          187,412          506,830          677,808
   Transfer on terminations                            (66,531)        (138,365)        (195,643)        (251,621)
   Transfer on policy loans                                 --           57,345           11,839          (18,770)
   Net interfund transfers                          (1,076,245)       3,266,336          (18,385)        (434,872)
                                                   -----------      -----------      -----------      -----------
Net increase (decrease) in assets
   from principal transactions                        (181,095)       3,372,728          304,641          (27,455)
                                                   -----------      -----------      -----------      -----------
Total increase (decrease) in assets                   (239,023)       3,454,504          (11,418)        (194,085)
Assets beginning of year                             3,748,192          293,688        1,316,120        1,510,205
                                                   -----------      -----------      -----------      -----------
Assets end of period                               $ 3,509,169      $ 3,748,192      $ 1,304,702      $ 1,316,120
                                                   ===========      ===========      ===========      ===========

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                          SUB-ACCOUNT
------------------------------------------------------------------------------------------------
     LIFESTYLE MODERATE
         460 TRUST                    MID CAP GROWTH TRUST               MID CAP INDEX TRUST
----------------------------      ----------------------------      ----------------------------
PERIOD ENDED      YEAR ENDED      PERIOD ENDED     PERIOD ENDED     PERIOD ENDED     YEAR ENDED
SEPT. 30/02       DEC. 31/01      SEPT. 30/02      DEC. 31/01*      SEPT. 30/02      DEC. 31/01
-----------      -----------      -----------      -----------      -----------      -----------
$    22,961      $    45,549      $        --      $        --      $        54      $     6,646
      3,610            4,531            1,295              280            5,672            2,477
-----------      -----------      -----------      -----------      -----------      -----------
     19,351           41,018           (1,295)            (280)          (5,618)           4,169
    (10,575)         (48,000)         (25,898)            (668)          (7,573)          (8,484)
    (82,019)           3,455         (110,071)             948         (338,476)          79,350
-----------      -----------      -----------      -----------      -----------      -----------
    (73,243)          (3,527)        (137,264)              --         (351,667)          75,035
-----------      -----------      -----------      -----------      -----------      -----------
    251,577          299,371          181,830            2,160          443,550          165,037
    (32,711)         (27,261)         (17,347)          (5,328)         (40,256)         (15,787)
     (1,639)          (1,577)              --              (13)              --               --
    (75,648)         255,068           78,812          187,330          318,225          583,037
-----------      -----------      -----------      -----------      -----------      -----------
    141,579          525,601          243,295          184,149          721,519          732,287
-----------      -----------      -----------      -----------      -----------      -----------
     68,336          522,074          106,031          184,149          369,852          807,322
    817,107          295,033          184,149               --        1,052,814          245,492
-----------      -----------      -----------      -----------      -----------      -----------
$   885,443      $   817,107      $   290,180      $   184,149      $ 1,422,666      $ 1,052,814
===========      ===========      ===========      ===========      ===========      ===========

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                             SUB-ACCOUNT
                                                   --------------------------------------------------------------
                                                      MID CAP OPPORTUNITIES
                                                              TRUST                      MID CAP STOCK TRUST
                                                   ----------------------------      ----------------------------
                                                   PERIOD ENDED    PERIOD ENDED      PERIOD ENDED     YEAR ENDED
                                                   SEPT. 30/02      DEC. 31/01*      SEPT. 30/02      DEC. 31/01
                                                   -----------      -----------      -----------      -----------
Income:
   Dividends                                       $        --      $        --      $        --      $        --
Expenses:
   Mortality and expense risks, and
      administrative charges                               332                9            7,215            3,662
                                                   -----------      -----------      -----------      -----------
Net investment income (loss) during the period            (332)              (9)          (7,215)          (3,662)
Net realized gain (loss) during the period             (24,433)             (86)         (79,484)         (45,762)
Unrealized appreciation (depreciation) during
   the period                                           (6,073)             531         (449,717)          40,189
                                                   -----------      -----------      -----------      -----------
Net increase (decrease) in assets
   from operations                                     (30,838)             436         (536,416)          (9,235)
                                                   -----------      -----------      -----------      -----------

Changes from principal transactions:
   Transfer of net premiums                             68,096           11,097          245,551          290,579
   Transfer on terminations                            (16,248)            (299)         (69,071)         (46,475)
   Transfer on policy loans                                 --               --               76             (775)
   Net interfund transfers                              30,556           (5,289)       1,124,359          148,323
                                                   -----------      -----------      -----------      -----------
Net increase (decrease) in assets
   from principal transactions                          82,404            5,509        1,300,915          391,652
                                                   -----------      -----------      -----------      -----------
Total increase (decrease) in assets                     51,566            5,945          764,499          382,417
Assets beginning of year                                 5,945               --          762,884          380,467
                                                   -----------      -----------      -----------      -----------
Assets end of period                               $    57,511      $     5,945      $ 1,527,383      $   762,884
                                                   ===========      ===========      ===========      ===========

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                             SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
     MID CAP VALUE TRUST                  MONEY MARKET TRUST                    OVERSEAS TRUST
------------------------------      ------------------------------      ------------------------------
PERIOD ENDED      PERIOD ENDED      PERIOD ENDED       YEAR ENDED       PERIOD ENDED       YEAR ENDED
SEPT. 30/02        DEC. 31/01*       SEPT. 30/02       DEC. 31/01        SEPT. 30/02       DEC. 31/01
------------      ------------      ------------      ------------      ------------      ------------
$         --      $        300      $    359,467      $  1,406,181      $     18,535      $    280,476
       7,747               354           178,858           247,839            15,747            19,262
------------      ------------      ------------      ------------      ------------      ------------
      (7,747)              (54)          180,609         1,158,342             2,788           261,214
     (15,420)             (121)               --                --          (402,609)         (947,613)
    (348,483)            4,715                --                --          (541,125)         (133,134)
------------      ------------      ------------      ------------      ------------      ------------
    (371,650)            4,540           180,609         1,158,342          (940,946)         (819,533)
------------      ------------      ------------      ------------      ------------      ------------
     667,956             4,757        19,804,266        15,914,531           521,887         1,825,852
     (97,613)           (6,299)       (3,100,767)       (4,138,780)         (241,275)         (172,669)
      (8,480)               --               434            59,448           (18,373)           (1,045)
   2,849,196           131,054       (13,079,341)      (12,495,921)          876,278          (707,543)
------------      ------------      ------------      ------------      ------------      ------------
   3,411,059           129,512         3,624,592          (660,722)        1,138,517           944,595
------------      ------------      ------------      ------------      ------------      ------------
   3,039,409           134,052         3,805,201           497,620           197,571           125,062
     134,052                --        40,817,893        40,320,273         3,057,649         2,932,587
------------      ------------      ------------      ------------      ------------      ------------
$  3,173,461      $    134,052      $ 44,623,094      $ 40,817,893      $  3,255,220      $  3,057,649
============      ============      ============      ============      ============      ============

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                              SUB-ACCOUNT
                                                   ------------------------------------------------------------------
                                                            PACIFIC RIM
                                                       EMERGING MARKETS TRUST             QUANTITATIVE EQUITY TRUST
                                                   ------------------------------      ------------------------------
                                                    PERIOD ENDED      YEAR ENDED      PERIOD ENDED        YEAR ENDED
                                                    SEPT. 30/02       DEC. 31/01       SEPT. 30/02        DEC. 31/01
                                                   ------------      ------------      ------------      ------------
Income:
   Dividends                                       $      4,494      $     17,876      $     74,512      $  5,763,630
Expenses:
   Mortality and expense risks, and
      administrative charges                             18,846            28,589           128,452           245,827
                                                   ------------      ------------      ------------      ------------
Net investment income (loss) during the period          (14,352)          (10,713)          (53,940)        5,517,803
Net realized gain (loss) during the period             (111,679)         (544,084)       (2,020,857)            3,969
Unrealized appreciation (depreciation) during
   the period                                          (278,733)         (363,220)       (8,378,081)      (16,124,132)
                                                   ------------      ------------      ------------      ------------
Net increase (decrease) in assets
   from operations                                     (404,764)         (918,017)      (10,452,878)      (10,602,360)
                                                   ------------      ------------      ------------      ------------

Changes from principal transactions:
   Transfer of net premiums                             373,874           893,495         2,263,481         3,856,667
   Transfer on terminations                            (216,356)         (370,974)       (2,418,269)       (4,824,890)
   Transfer on policy loans                               8,851             9,636            45,761          (204,485)
   Net interfund transfers                             (808,417)         (753,963)       (2,828,920)       (1,271,560)
                                                   ------------      ------------      ------------      ------------
Net increase (decrease) in assets
   from principal transactions                         (642,048)         (221,806)       (2,937,947)       (2,444,268)
                                                   ------------      ------------      ------------      ------------
Total increase (decrease) in assets                  (1,046,812)       (1,139,823)      (13,390,825)      (13,046,628)
Assets beginning of year                              3,999,341         5,139,164        33,132,109        46,178,737
                                                   ------------      ------------      ------------      ------------
Assets end of period                               $  2,952,529      $  3,999,341      $ 19,741,284      $ 33,132,109
                                                   ============      ============      ============      ============

See accompanying notes.

                                   SUB-ACCOUNT
------------------------------------------------------------------------------------
QUANTITATIVE           REAL ESTATE SECURITIES            SCIENCE AND TECHNOLOGY
MID CAP TRUST                 TRUST                              TRUST
------------      ------------------------------      ------------------------------
PERIOD ENDED      PERIOD ENDED       YEAR ENDED       PERIOD ENDED       YEAR ENDED
SEPT. 30/02        SEPT. 30/02       DEC. 31/01        SEPT. 30/02       DEC. 31/01
------------      ------------      ------------      ------------      ------------
$         --      $    679,289      $    565,952      $         --      $  2,074,187
          17           100,857           114,582           109,348           208,115
------------      ------------      ------------      ------------      ------------
         (17)          578,432           451,370          (109,348)        1,866,072
        (808)          150,979            15,488       (17,260,711)      (23,439,867)
        (601)         (268,147)           23,813         1,032,032           799,159
------------      ------------      ------------      ------------      ------------
      (1,426)          461,264           490,671       (16,338,027)      (20,774,636)
------------      ------------      ------------      ------------      ------------
      50,544         2,931,495         2,354,244         5,987,627        15,791,038
      (1,402)       (1,392,334)       (2,137,436)       (1,969,273)       (2,038,794)
          --            15,387          (128,228)           43,116             7,147
     (40,693)          566,552         2,063,609        (1,512,752)       (5,452,439)
------------      ------------      ------------      ------------      ------------
       8,449         2,121,100         2,152,189         2,548,718         8,306,952
------------      ------------      ------------      ------------      ------------
       7,023         2,582,364         2,642,860       (13,789,309)      (12,467,684)
          --        19,809,218        17,166,358        29,690,730        42,158,414
------------      ------------      ------------      ------------      ------------
$      7,023      $ 22,391,582      $ 19,809,218      $ 15,901,421      $ 29,690,730
============      ============      ============      ============      ============

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                            SUB-ACCOUNT
                                                   --------------------------------------------------------------
                                                                                          SMALL COMPANY BLEND
                                                       SMALL CAP INDEX TRUST                    TRUST
                                                   ----------------------------      ----------------------------
                                                   PERIOD ENDED     YEAR ENDED       PERIOD ENDED     YEAR ENDED
                                                   SEPT. 30/02      DEC. 31/01       SEPT. 30/02      DEC. 31/01
                                                   -----------      -----------      -----------      -----------
Income:
   Dividends                                       $        --      $    10,858      $     7,812      $     9,171
Expenses:
   Mortality and expense risks, and
      administrative charges                             7,150            1,175           18,849           14,376
                                                   -----------      -----------      -----------      -----------
Net investment income (loss) during the period          (7,150)           9,683          (11,037)          (5,205)
Net realized gain (loss) during the period            (154,686)         (22,401)        (226,386)        (529,157)
Unrealized appreciation (depreciation) during
   the period                                         (517,610)           5,971       (1,237,168)         632,730
                                                   -----------      -----------      -----------      -----------
Net increase (decrease) in assets
   from operations                                    (679,446)          (6,747)      (1,474,591)          98,368
                                                   -----------      -----------      -----------      -----------

Changes from principal transactions:
   Transfer of net premiums                            916,936          108,743          759,828          979,340
   Transfer on terminations                            (42,258)          (5,551)          33,082         (102,979)
   Transfer on policy loans                                681             (630)           1,424           (1,125)
   Net interfund transfers                           1,167,626          547,601        1,257,519          870,424
                                                   -----------      -----------      -----------      -----------
Net increase (decrease) in assets
   from principal transactions                       2,042,985          650,163        2,051,853        1,745,660
                                                   -----------      -----------      -----------      -----------
Total increase (decrease) in assets                  1,363,539          643,416          577,262        1,844,028
Assets beginning of year                               687,114           43,698        3,178,735        1,334,707
                                                   -----------      -----------      -----------      -----------
Assets end of period                               $ 2,050,653      $   687,114      $ 3,755,997      $ 3,178,735
                                                   ===========      ===========      ===========      ===========

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                              SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
  SMALL COMPANY VALUE TRUST              STRATEGIC BOND TRUST               STRATEGIC GROWTH TRUST
------------------------------      ------------------------------      ------------------------------
PERIOD ENDED       YEAR ENDED       PERIOD ENDED       YEAR ENDED       PERIOD ENDED      PERIOD ENDED
SEPT. 30/02        DEC. 31/01        SEPT. 30/02       DEC. 31/01        SEPT. 30/02       DEC. 31/01*
------------      ------------      ------------      ------------      ------------      ------------
$     52,194      $      6,135      $    160,273      $     80,052      $         --      $         --
      37,287            21,354            14,212            11,568             3,160             1,198
------------      ------------      ------------      ------------      ------------      ------------
      14,907           (15,219)          146,061            68,484            (3,160)           (1,198)
     (67,420)           56,062           (24,940)          (24,852)         (173,558)           (1,048)
  (1,351,902)          255,780           (14,802)           36,476          (149,433)           42,935
------------      ------------      ------------      ------------      ------------      ------------
  (1,404,415)          296,623           106,319            80,108          (326,151)           40,689
------------      ------------      ------------      ------------      ------------      ------------
   2,230,991         1,135,468           694,008           270,389           384,475            14,734
    (332,145)         (194,581)         (170,875)          (93,614)          (78,709)            7,320
      (9,334)          (10,873)           (5,348)          (51,468)               --                --
   4,410,866         1,662,081           200,026         1,620,314            81,531           693,970
------------      ------------      ------------      ------------      ------------      ------------
   6,300,378         2,592,095           717,811         1,745,621           387,297           716,024
------------      ------------      ------------      ------------      ------------      ------------
   4,895,963         2,888,718           824,130         1,825,729            61,146           756,713
   5,349,826         2,461,108         2,855,362         1,029,633           756,713                --
------------      ------------      ------------      ------------      ------------      ------------
$ 10,245,789      $  5,349,826      $  3,679,492      $  2,855,362      $    817,859      $    756,713
============      ============      ============      ============      ============      ============

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                                              SUB-ACCOUNT
                                                   --------------------------------------------------------------
                                                   STRATEGIC OPPORTUNITIES TRUST       TACTICAL ALLOCATION TRUST
                                                   -----------------------------     ----------------------------
                                                   PERIOD ENDED       YEAR ENDED     PERIOD ENDED      YEAR ENDED
                                                   SEPT. 30/02        DEC. 31/01     SEPT. 30/02       DEC. 31/01
                                                   -----------        ----------     -----------       ----------
   Income:
     Dividends                                     $         --       $ 2,218,057    $       --        $     537
   Expenses:
     Mortality and expense risks, and
       administrative charges                            48,817             92,932          259               185
                                                    -----------        -----------    ---------         ---------
   Net investment income (loss) during the period       (48,817)         2,125,125         (259)              352
   Net realized gain (loss) during the period        (1,803,103)        (5,224,037)      (6,422)          (10,966)
   Unrealized appreciation (depreciation) during
     the period                                      (3,505,806)          (449,024)      (3,080)              132
                                                    -----------        -----------    ---------         ---------
   Net increase (decrease) in assets
     from operations                                 (5,357,726)        (3,547,936)      (9,761)          (10,482)
                                                    -----------        -----------    ---------         ---------
   Changes from principal transactions:

     Transfer of net premiums                         2,084,583          5,381,675       11,640            12,503
     Transfer on terminations                          (559,506)          (992,898)        (616)           (1,918)
     Transfer on policy loans                           (32,104)            23,131           --                --
     Net interfund transfers                          2,310,786         (5,638,761)     (75,563)           82,506
                                                    -----------        -----------    ---------         ---------
   Net increase (decrease) in assets
     from principal transactions                      3,803,759         (1,226,853)     (64,539)           93,091
                                                    -----------        -----------    ---------         ---------
   Total increase (decrease) in assets               (1,553,967)        (4,774,789)     (74,300)           82,609

   Assets beginning of year                           9,806,062         14,580,851       82,609                --
                                                    -----------        -----------    ---------         ---------
   Assets end of period                            $  8,252,095       $  9,806,062   $    8,309        $   82,609
                                                    ===========        ===========    =========         =========


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                       Sub-Account
   --------------------------------------------------------------------------------------------------------------
                                                                                            Total Stock Market
            Telecommunications Trust                  Total Return Trust                   Index Trust
    ---------------------------------    ---------------------------------      ---------------------------------
    Period Ended        Period Ended     Period Ended          Year Ended        Period Ended        Year Ended
    Sept. 30/02          Dec. 31/01*     Sept. 30/02           Dec. 31/01        Sept. 30/02         Dec. 31/01
    -----------         ------------     ------------         ------------       -----------         ------------
   $         --         $         --     $  1,306,870         $    234,318      $         --         $     24,546
            192                   70          113,425               61,535             15,767               13,278
   ------------         ------------     ------------           ------------    -------------          -----------
           (192)                 (70)       1,193,445              172,783            (15,767)              11,268
        (32,201)                 (55)         469,243              196,395           (165,300)            (318,709)
           (273)              (3,950)          35,982              277,899           (918,614)              99,910
   ------------         ------------     ------------           ------------    -------------          -----------
        (32,666)              (4,075)       1,698,670              647,077         (1,099,681)            (207,531)
   ------------         ------------     ------------           ------------    -------------          -----------
         79,296                   55        6,796,890            3,312,061          1,660,146              336,664
         (3,990)                (249)      (1,109,745)            (359,550)          (101,134)            (100,895)
             --                   --           55,590              (51,927)                --                   --
        (53,610)              30,276        7,497,902           12,577,035             (4,308)           1,698,661
   ------------         ------------     ------------           ------------    -------------          -----------
         21,696               30,082       13,240,637           15,477,619          1,554,704            1,934,430
   ------------         ------------     ------------           ------------    -------------          -----------
        (10,970)              26,007       14,939,307           16,124,696            455,023            1,726,899
         26,007                   --       20,755,404            4,630,708          3,050,162            1,323,263
   ------------         ------------     ------------           ------------    -------------          -----------
   $     15,037         $     26,007     $ 35,694,711           $ 20,755,404    $   3,505,185          $ 3,050,162
   ============         ============     ============           ============    =============          ===========

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)

                                                     Sub-Account
--------------------------------------------------------------------------------------------------------------
                                                       U.S. Government                  U.S. Large Cap
                                                       Securities Trust                   Value Trust
                                                 ---------------------------      ----------------------------
                                                 Period Ended     Year Ended      Period Ended      Year Ended
                                                 Sept. 30/02      Dec. 31/01      Sept. 30/02       Dec. 31/01
                                                 -----------      ----------      -----------       ----------
Income:
  Dividends                                     $   437,328       $   290,455     $    10,471       $   21,133
Expenses:
  Mortality and expense risks, and
  administrative charges                             53,012            38,775          14,413           16,581
                                                -----------       -----------      ----------        ---------
Net investment income (loss) during the period      384,316           251,680          (3,942)           4,552
Net realized gain (loss) during the period          136,113            45,200        (586,816)        (120,809)
Unrealized appreciation (depreciation) during
  the period                                        295,531            28,056        (697,328)         (57,196)
                                                -----------       -----------      ----------        ---------
Net increase (decrease) in assets
  from operations                                   815,960           324,936       1,288,086)        (173,453)
                                                -----------       -----------      ----------        ---------
Changes from principal transactions:
  Transfer of net premiums                        4,475,026         1,522,630         928,572        1,960,789
  Transfer on terminations                         (662,339)         (445,162)        (38,109)        (208,867)
  Transfer on policy loans                           53,232           (27,403)          1,175           (5,424)
  Net interfund transfers                         1,835,282         6,043,832        (944,060)        (126,044)
                                                -----------       -----------      ----------        ---------
Net increase (decrease) in assets
  from principal transactions                     5,701,201         7,093,897         (52,422)       1,620,454
                                                -----------       -----------      ----------        ---------
Total increase (decrease) in assets               6,517,161         7,418,833      (1,340,508)       1,447,001
Assets beginning of year                          9,992,662         2,573,829       3,505,205        2,058,204
                                                -----------       -----------      ----------        ---------
Assets end of period                            $16,509,823       $ 9,992,662     $ 2,164,697       $3,505,205
                                                ===========       ===========      ==========        =========


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                               Sub-Account
   ----------------------------------------------------------------------------------------------------------
           Utilities Trust                           Value Trust                       500 Index Trust
   -------------------------------       --------------------------------       -----------------------------
   Period Ended       Period Ended       Period Ended        Year Ended         Period Ended      Year Ended
   Sept. 30/02        Dec. 31/01*        Sept. 30/02         Dec. 31/01         Sept. 30/02       Dec. 31/01
   ------------       ------------       ------------        ------------       ------------     ------------
   $          2       $        251       $    247,450        $    225,855       $         34     $      6,837
            206                147             57,623              52,453              5,372            2,267
   ------------       ------------       ------------        ------------       ------------     ------------
           (204)               104            189,827             173,402             (5,338)           4,570
        (16,851)               (90)          (654,050)            398,422           (244,942)         (38,573)
          7,891             (8,702)        (3,609,925)           (253,028)          (303,769)         (13,693)
   ------------       ------------       ------------        ------------       ------------     ------------
         (9,164)            (8,688)        (4,074,148)            318,796           (554,049)         (47,696)
   ------------       ------------       ------------        ------------       ------------     ------------
         17,481                394          2,453,726           2,580,365          1,336,167          381,978
         (1,103)              (478)        (1,462,746)           (540,089)           497,279          (35,458)
             --                 --            (27,309)              1,379                706            2,238
        (48,593)            58,874           (197,596)          4,910,592           (143,043)         375,732
   ------------       ------------       ------------        ------------       ------------     ------------
        (32,215)            58,790            766,075           6,952,247          1,691,109          724,490
   ------------       ------------       ------------        ------------       ------------     ------------
        (41,379)            50,102         (3,308,073)          7,271,043          1,137,060          676,794
         50,102                 --         11,984,303           4,713,260            925,055          248,261
   ------------       ------------       ------------        ------------       ------------     ------------
   $      8,723       $     50,102       $  8,676,230        $ 11,984,303       $  2,062,115     $    925,055
   ============       ============       ============        ============       ============     ============


               The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

        Statements of Operations and Changes in Contract Owners' Equity
                                  (Unaudited)
                                  (continued)

                                                                Total
                                                   --------------------------------
                                                    Period Ended        Year Ended
                                                    Sept. 30/02         Dec. 31/01
                                                   -------------      -------------
Income:
   Dividends                                       $   8,876,626      $  27,590,700
Expenses:
   Mortality and expense risks, and
     administrative charges                            2,377,034          3,162,753
                                                   -------------      -------------
Net investment income (loss) during the period         6,499,592         24,427,947
Net realized gain (loss) during the period           (72,460,336)       (58,758,141)
Unrealized appreciation (depreciation) during
   the period                                        (63,002,429)       (50,836,713)
                                                   -------------      -------------
Net increase (decrease) in assets
   from operations                                  (128,963,173)       (85,166,907)
                                                   -------------      -------------
Changes from principal transactions:
   Transfer of net premiums                          117,980,289        134,837,297
   Transfer on terminations                          (38,167,606)       (44,885,104)
   Transfer on policy loans                              194,332           (379,191)
Net interfund transfers                               (1,407,230)          (131,156)
                                                   -------------      -------------
Net increase (decrease) in assets
   from principal transactions                        78,599,785         89,441,846
                                                   -------------      -------------
Total increase (decrease) in assets                  (50,363,388)         4,274,939
Assets beginning of year                             530,740,932        526,465,993
                                                   -------------      -------------
Assets end of period                               $ 480,377,544      $ 530,740,932
                                                   =============      =============


See accompanying notes.

               The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N
                         Notes to Financial Statements

                         September 30, 2002 (Unaudited)

1.    ORGANIZATION

The Manufacturers Life Insurance Company (U.S.A.) Separate Account N (the "Account") is a separate account administered and sponsored by The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA" or the "Company"). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended (the "Act") and has sixty investment sub-accounts. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust (the "Trust") portfolio. The Trust is registered under the Act as an open-end management investment company, commonly known as a mutual fund, which does not transact with the general public. Instead, the Trust deals exclusively with insurance companies by providing the investment medium for variable contracts. The Account is a funding vehicle for the allocation of net premiums under variable universal life insurance contracts (the "Contracts") issued by the Company.

The Account was established by The Manufacturers Life Insurance Company of America ("MLA"), a life insurance company organized in 1983 under Michigan law. Effective January 1, 2002, MLA transferred all of its variable business to ManUSA via an assumption reinsurance agreement and as a result, products originally sold and administered under the name of MLA are now offered and administered under the name of ManUSA. Accordingly and effective January 1, 2002, the Account changed its name to The Manufacturers Life Insurance Company (U.S.A.) Separate Account N from The Manufacturers Life Insurance Company of America Separate Account Four.

The Company is a stock life insurance company incorporated under the laws of Michigan in 1979. Both the Company and MLA are indirect, wholly owned subsidiaries of Manulife Financial Corporation ("MFC"), a Canadian based publicly traded life insurance company.

The Company is required to maintain assets in the Account with a total fair value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

                    Notes to Financial Statements (continued)

1.    ORGANIZATION (CONTINUED)

As the result of portfolio changes, the following sub-account of the Account has been renamed as follows:

   PREVIOUS NAME                  NEW NAME                  EFFECTIVE DATE
-------------------     -----------------------------       --------------
Mid Cap Blend Trust     Strategic Opportunities Trust         May 1, 2001

The following sub-accounts of the Account were added as investment options for variable universal life insurance contract holders of the Company:

                                                 COMMENCEMENT OF OPERATIONS OF
                                                        THE SUB-ACCOUNTS
                                                 -----------------------------
All Cap Value Trust                                      May 1, 2001
Capital Appreciation Trust                               May 1, 2001
Capital Opportunities Trust                              May 1, 2001
Financial Services Trust                                 May 1, 2001
Fundamental Value Trust                                  May 1, 2001
Health Sciences Trust                                    May 1, 2001
Mid Cap Growth Trust                                     May 1, 2001
Mid Cap Opportunities Trust                              May 1, 2001
Mid Cap Value Trust                                      May 1, 2001
Quantitative Mid Cap Trust                               May 1, 2001
Strategic Growth Trust                                   May 1, 2001
Telecommunications Trust                                 May 1, 2001
Utilities Trust                                          May 1, 2001

2.    SIGNIFICANT ACCOUNTING POLICIES

Investments of each sub-account consist of shares in the respective portfolios of the Trust. These shares are stated at fair value and are calculated using the fair value of the investment securities underlying each Trust portfolio. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sale of investments are computed on the basis of the specifically identified cost of the investment sold.

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

                    Notes to Financial Statements (continued)

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In addition to the Account, a contract holder may also allocate funds to the fixed account contained within the Company's general account. Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 and the Company's general account has not been registered as an investment company under the Act.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the "Code"). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the Contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will periodically reassess this position taking into account changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Actual results could differ from these estimates.




3.    MORTALITY AND EXPENSE RISKS CHARGE

The Company deducts from the assets of the Account a daily charge equivalent to annual rates between 0.40% and 0.65% of the average net value of the Account's assets for the assumption of mortality and expense risks.

4.    CONTRACT CHARGES

The Company deducts certain charges from gross premium before placing the remaining net premiums in the sub-account. In the event of a surrender, surrender charges may be made by the Company to cover sales expenses and administrative expenses associated with underwriting the policy issue. Each month a deduction consisting of an administration charge, a charge for cost of insurance and a charge for supplementary benefits is deducted from the policy value.

               The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

                   Notes to Financial Statements (continued)

5.    PURCHASES AND SALES

The cost of purchases and proceeds from sales of investments for the nine month period ended September 30, 2002 were as follows:

                                                 PURCHASES               SALES
                                               --------------------------------
SUB-ACCOUNTS:
   Aggressive Growth Trust                     $ 3,774,009          $ 3,243,860
   All Cap Growth Trust                          6,064,502            6,219,213
   All Cap Value Trust                             872,937              522,805
   Balanced Trust                                4,132,934            6,342,943
   Blue Chip Growth Trust                       29,929,447           28,367,215
   Capital Appreciation Trust                      335,530               97,142
   Capital Opportunities Trust                     202,068               23,551
   Diversified Bond Trust                       13,640,470           12,767,946
   Dynamic Growth Trust                            591,912              327,314
   Emerging Small Company Trust                 17,273,296           18,568,360
   Equity-Income Trust                          23,723,668           13,911,129
   Equity Index Trust                           25,681,144           27,385,528
   Financial Services Trust                        396,452              104,357
   Fundamental Value Trust                         359,117              200,124
   Global Bond Trust                             2,667,431            1,878,126
   Global Equity Trust                           3,507,305            2,245,087
   Growth Trust                                  6,203,676            6,551,415
   Growth & Income Trust                        18,604,672           16,741,387
   Health Sciences Trust                         2,484,068              769,190
   High Yield Trust                              7,114,600            5,003,436
   Income & Value Trust                          9,240,699            6,192,761
   International Index Trust                       173,962              107,770
   International Small Cap Trust                 2,840,856            1,710,686
   International Stock Trust                    15,510,267           13,932,535
   International Value Trust                     2,830,187              992,622
   Internet Technologies Trust                     135,167              192,881
   Investment Quality Bond Trust                 9,508,708            6,053,420
   Large Cap Growth Trust                        5,676,387            3,604,136
   Lifestyle Aggressive 1000 Trust                 100,244              156,031
   Lifestyle Balanced 640 Trust                  5,924,507            2,728,250
   Lifestyle Conservative 280 Trust              2,471,033            2,561,503
   Lifestyle Growth 820 Trust                      939,847              615,487
   Lifestyle Moderate 460 Trust                    532,968              372,038
   Mid Cap Growth Trust                            397,668              155,668
   Mid Cap Index Trust                           1,329,805              613,904
   Mid Cap Opportunities Trust                     509,918              427,846
   Mid Cap Stock Trust                           1,880,442              586,742
   Mid Cap Value Trust                           5,036,224            1,632,913
   Money Market Trust                           54,739,503           50,934,303
   Overseas Trust                                2,341,271            1,199,966
   Pacific Rim Emerging Markets Trust            1,578,390            2,234,789
   Quantitative Equity Trust                     2,860,232            5,852,120
   Quantitative Mid Cap Trust                       55,159               46,728
   Real Estate Securities Trust                 14,560,426           11,860,895
   Science and Technology Trust                 19,532,863           17,093,493
   Small Cap Index Trust                         3,229,207            1,193,372
   Small Company Blend Trust                     4,419,651            2,378,837

               The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

                   Notes to Financial Statements (continued)

5.    Purchases and Sales (continued)

                                            Purchases                 Sales
                                          ----------------------------------
Sub-Accounts:
  Small Company Value Trust               $ 15,732,899        $    9,417,613
  Strategic Bond Trust                       5,663,419             4,799,547
  Strategic Growth Trust                     2,611,093             2,226,955
  Strategic Opportunities Trust              7,217,853             3,462,910
  Tactical Allocation Trust                    216,875               281,673
  Telecommunications Trust                     153,987               132,485
  Total Return Trust                        42,281,657            27,847,575
  Total Stock Market Index Trust             2,519,322               980,385
  U.S. Government Securities Trust          15,888,459             9,802,941
  U.S. Large Cap Value Trust                 4,199,644             4,256,007
  Utilities Trust                               72,522               104,941
  Value Trust                                8,599,953             7,644,049
  500 Index Trust                            4,706,046             3,020,275
                                          ------------        --------------
                                          $445,778,558        $  360,679,180
                                          ============        ==============

6.    Financial Highlights

The Account is a funding vehicle for a number of variable universal life insurance products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.


The following table was developed by determining which products offered by the Company have the lowest and highest total return. Only product designs within each sub-account that had units outstanding during period were considered when determining the lowest and highest total return. The summary may not reflect the minimum and maximum contract charges offered by the Company as contract owners may not have selected all available and applicable contract options as discussed in note 3.

               The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

                   Notes to Financial Statements (continued)

6.    Financial Highlights (continued)

                                                                                   For the period ended
                                    As at September 30, 2002                       September 30, 2002
                                    --------------------------------------------------------------------------------------------
                                                                                               Expense
                                                                                  Investment   Ratio**        Total Return***
                                                   Unit              Net             Income    lowest to      lowest to highest
                                      Units        Value             Assets          Ratio*    highest        Gain(Loss)
                                      ------------------------------------------------------------------------------------------
Sub-Accounts:
  Aggressive Growth Trust               430,627    $7.66 to $10.59   $ 3,974,750        -      .45% to .65%   (29.24%) to (29.13%)
  All Cap Growth Trust                  589,156      6.94 to 13.40     7,237,144        -       .45 to .65     (28.55) to (28.45)
  All Cap Value Trust                    20,436       7.85 to 7.87       160,426        -       .45 to .65     (37.50) to (37.40)
  Balanced Trust                      1,085,768      7.91 to 21.29    22,948,198     2.46%      .40 to .65     (19.80) to (19.65)
  Blue Chip Growth Trust              2,107,837      7.43 to 13.94    26,547,774        -       .40 to .65     (29.91) to (29.77)
  Capital Appreciation Trust             32,345       7.41 to 7.74       239,508        -       .45 to .65     (33.07) to (32.96)
  Capital Opportunities Trust            30,823       7.09 to 7.11       219,258        -       .45 to .65     (33.41) to (33.31)
  Diversified Bond Trust                536,875     15.11 to 15.55     8,296,424     3.92       .45 to .65          4.23 to 4.39
  Dynamic Growth Trust                  173,474       3.33 to 4.72       577,103        -       .45 to .65     (29.55) to (29.42)
  Emerging Small Company Trust        1,127,174      7.34 to 49.95    38,560,676        -       .40 to .65     (37.30) to (37.18)
  Equity-Income Trust                 1,394,858     10.70 to 14.58    19,644,606     1.26       .40 to .65     (20.81) to (20.67)
  Equity Index Trust                  2,067,789      7.26 to 13.04    25,408,217     1.10       .40 to .65     (28.71) to (28.57)
  Financial Services Trust               35,231       8.85 to 8.88       312,290        -       .45 to .65     (23.58) to (23.47)
  Fundamental Value Trust                35,989       9.17 to 9.20       330,343     0.09       .45 to. 65     (21.45) to (21.34)
  Global Bond Trust                     169,784     14.18 to 15.03     2,504,822        -       .45 to .65        13.82 to 13.99
  Global Equity Trust                   317,741      8.92 to 11.76     3,487,735     1.18       .45 to .65     (24.38) to (24.27)
  Growth Trust                          930,852       5.33 to 9.75     8,306,984        -       .45 to .65     (31.23) to (31.13)
  Growth & Income Trust               1,701,670      7.20 to 12.88    19,105,668     0.60       .40 to .65     (31.10) to (30.97)
  Health Sciences Trust                 158,921       9.61 to 9.64     1,529,590        -       .45 to .65     (28.70) to (28.59)
  High Yield Trust                      533,895      9.64 to 11.48     5,973,843     7.73       .40 to .65     (10.94) to (10.75)
  Income &Value Trust                   852,323     10.05 to 11.98     9,732,208     2.10       .40 to .65     (24.35) to (24.20)
  International Index Trust              31,123       6.76 to 6.74       209,793        -       .45 to .65     (22.10) to (21.97)
  International Small Cap Trust         343,594      6.34 to 10.17     2,871,305        -       .45 to .65     (18.01) to (17.89)
  International Stock Trust           1,285,371       6.86 to 8.45    10,691,363     0.43       .40 to .65     (25.61) to (25.47)
  International Value Trust             377,385       8.15 to 8.45     3,077,764     0.71       .40 to .65     (24.13) to (23.99)
  Internet Technologies Trust            16,701       1.88 to 1.89        31,457        -       .45 to .65     (49.83) to (49.75)
  Investment Quality Bond Trust       1,397,771     15.44 to 17.80    24,625,581     5.20       .40 to .65          7.27 to 7.48
  Large Cap Growth Trust                794,262       6.82 to 9.60     7,207,964     0.32       .40 to .65     (27.44) to (27.31)
  Lifestyle Aggressive 1000 Trust        42,852     10.05 to 10.09       430,757     0.78       .45 to .65     (26.53) to (26.41)
  Lifestyle Balanced 640 Trust          572,046     10.56 to 13.45     7,644,610     3.46       .45 to .65     (15.53) to (15.41)
  Lifestyle Conservative 280 Trust      213,388     13.59 to 16.74     3,506,169     3.25       .45 to .65       (1.71) to (1.56)
  Lifestyle Growth 820 Trust            112,396      9.10 to 11.84     1,304,702     2.02       .45 to .65     (21.78) to (21.65)
  Lifestyle Moderate 460 Trust           59,074     11.93 to 15.08       885,443     3.01       .55 to .65       (8.12) to (8.05)
  Mid Cap Growth Trust                   44,125       6.57 to 6.59       290,180        -       .45 to .65     (36.99) to (36.89)
  Mid Cap Index Trust                   136,716     10.40 to 10.44     1,422,666        -       .45 to .65     (20.12) to (20.00)
  Mid Cap Opportunities Trust             8,237       6.97 to 6.98        57,511        -       .45 to .65     (33.94) to (33.84)
  Mid Cap Stock Trust                   201,333       7.58 to 8.02     1,527,383        -       .40 to .65     (28.39) to (28.26)
  Mid Cap Value Trust                   289,243     10.96 to 10.99     3,173,461        -       .45 to .65     (15.87) to (15.75)
  Money Market Trust                  2,426,451     13.69 to 19.03    44,623,094     0.91       .40 to .65          0.43 to 0.60
  Overseas Trust                        365,578       6.94 to 9.01     3,255,220     0.52       .45 to .65     (23.93) to (23.81)
  Pacific Rim Emerging Markets Trust    454,414       6.11 to 6.94     2,952,529     0.11       .45 to .65     (11.90) to (11.77)
  Quantitative Equity Trust             665,754      6.99 to 33.69    19,741,283     0.28       .45 to .65     (34.05) to (33.95)
  Quantitative Mid Cap Trust                899       7.79 to 7.81         7,023        -       .45 to .65     (23.32) to (23.20)
  Real Estate Securities Trust          559,024     16.49 to 42.19    22,391,582     3.13       .40 to .65          3.01 to 3.20
  Science and Technology Trust        2,885,167       2.84 to 7.49    15,901,421        -       .40 to .65     (50.67) to (50.58)
  Small Cap Index Trust                 235,635       8.69 to 8.72     2,050,653        -       .40 to .65     (26.07) to (25.93)

               The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

                    Notes to Financial Statements (continued)

6.    Financial Highlights (continued)

                                                                                For the period ended
                                  As at September 30, 2002                      September 30, 2002
                                  ------------------------------------------------------------------------------------------------
                                                                                Expense
                                                                                 Investment    Ratio**         Total Return***
                                                 Unit              Net           Income        lowest to       lowest to highest
                                    Units        Value             Assets        Ratio*        highest           Gain(Loss)
                                    ----------------------------------------------------------------------------------------------
Sub-Accounts:
  Small Company Blend Trust            442,615   $7.59 to $8.65   $ 3,755,997      0.20%      .45% to .65%    (30.37%) to (30.26%)
  Small Company Value Trust          1,122,778    8.92 to 13.22    10,245,789      0.27        .40 to .65      (12.11) to (11.95)
  Strategic Bond Trust                 229,157   14.76 to 16.31     3,679,492      5.33        .45 to .65           4.05 to 4.20
  Strategic Growth Trust               116,023     7.04 to 7.06       817,859         -        .40 to .65      (35.88) to (35.77)
  Strategic Opportunities Trust      1,029,656     6.35 to 8.55     8,252,095         -        .45 to .65      (41.11) to (41.03)
  Tactical Allocation Trust              1,132     7.34 to 7.36         8,309         -        .45 to .65      (29.23) to (29.12)
  Telecommunications Trust               3,983     3.77 to 3.78        15,037         -        .45 to .65      (52.32) to (52.24)
  Total Return Trust                 2,297,165   15.51 to 15.57    35,694,711      2.89        .40 to .65           6.19 to 6.38
  Total Stock Market Index Trust       488,577     7.17 to 7.20     3,505,185         -        .45 to .65      (27.21) to (27.11)
  U.S. Government Securities Trust   1,120,994   14.46 to 15.44    16,509,823      3.68        .40 to .65           6.26 to 6.46
  U.S. Large Cap Value Trust           260,192     8.31 to 8.36     2,164,697      0.33        .40 to .65      (34.17) to (34.05)
  Utilities Trust                        1,340     6.49 to 6.51         8,723         -        .45 to .65      (30.23) to (30.13)
  Value Trust                          727,013   10.78 to 12.10     8,676,230      0.80        .40 to .65      (30.13) to (30.00)
  500 Index Trust                      294,240     6.97 to 7.03     2,062,115         -        .40 to .65      (28.80) to (28.67)


* These ratios represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying Trust portfolio, net of management fees assessed by the Trust portfolio adviser, divided by the average net assets of the sub-account. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reduction in unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Trust portfolio in which the sub-accounts invest. It is the practice of the Trust, for income tax reasons, to declare dividends in April for investment income received in the previous calendar year for all sub-accounts of the Trust except the Money Market Trust which declares and reinvests dividends on a daily basis. Any dividend distribution received from a sub-account of the Trust is reinvested immediately, at net asset value, in shares of that sub-account and retained as assets of the corresponding sub-account so that the unit value of the sub-account is not affected by the declaration and reinvestment of dividends.

** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for the period indicated. The ratios include only those expenses that result in a direct reduction in unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Trust portfolio are excluded. \

*** These ratios represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

               The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account N

                    Notes to Financial Statements (continued)

7.    RELATED PARTY TRANSACTIONS

Manulife Financial Securities LLC, a registered broker-dealer and wholly owned subsidiary of ManUSA, acts as the principal underwriter of the Contracts pursuant to a distribution agreement with the Company. Registered representatives of either Manulife Financial Securities LLC or other broker-dealers having distribution agreements with Manulife Financial Securities LLC who are also authorized as variable life insurance agents under applicable state insurance laws sell the Contracts. Registered representatives are compensated on a commission basis.

These underwriting and distribution services had been performed by ManEquity, Inc. before it was merged into Manulife Financial Securities LLC on January 1, 2002. ManEquity, Inc. was also an indirect wholly owned subsidiary of MFC.

The Company has a formal service agreement with its ultimate parent company, MFC, which can be terminated by either party upon two months notice. Under this agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

8.    SUBSEQUENT EVENT

As the result of portfolio changes, the following sub-account of the Account will be renamed as follows:

PREVIOUS NAME                 NEW NAME            EFFECTIVE DATE
-------------           ------------------       -----------------
Growth Trust            All Cap Core Trust       November 25, 2002

                                     PART 2

                                OTHER INFORMATION

                           PART II. OTHER INFORMATION

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

            The Manufacturers Life Insurance Company (U.S.A.) hereby represents that the fees and charges deducted under the policies issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF REGISTRATION STATEMENT
This registration statement comprises the following papers and documents:

The facing sheet;
Cross-Reference Sheet;
The Prospectus, consisting of 48 pages;
Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940
The signatures;
Written consents of the following persons:


            A. Opinion and Consent of James D. Gallagher, Attorney - FILED HEREWITH



            B.          Ernst & Young LLP - FILED HEREWITH



            C.          Opinion and Consent of Actuary - FILED BY HEREWITH


The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

      A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) establishing Separate Account N - Incorporated by reference to Exhibit A(1) to the pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-71312 filed January 2, 2002.

      A(3)(a)(i)        Form of Distribution Agreement. Incorporated by
                        reference to Exhibit A(3)(a)(i) to the registration statement on Form S-6, file number 333-66303 filed
                        October 29, 1998 (the "SVUL Registration Statement").

      A(3)(a)(ii)       Form of Amendment to Distribution Agreement.
                        Incorporated by reference to Exhibit A(3)(a)(ii) to the SVUL Registration Statement.

      A(3)(a)(iii)      Form of Amendment to Distribution Agreement.
                        Incorporated by reference to Exhibit A(3)(a)(iii) to the SVUL Registration Statement.

      A(3)(b) Form of broker-dealer agreement. Incorporated by reference to exhibit A(3)(b) to the initial registration statement on Form S-6, File Number 333-70950, filed October 4, 2001


      A(5)(a)           Form of Flexible Premium Variable Life Insurance Policy
                        - FILED HEREWITH.


      A(6)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6) to the registration statement filed July 20, 2000 (File No. 333-41814) (the "Initial Registration Statement")

      A(6)(b) By-Laws of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6)(b) to the Initial Registration Statement.

      A(8)(a)(i)        Form of Service Agreement between The Manufacturers Life
                        Insurance Company and The Manufacturers Life Insurance
                        Company of America dated June 1, 1988. Incorporated by reference to Exhibit A(8)(a)(i) to pre-effective amendment no. 1 to the registration statement on Form
                        S-6, file number 333-51293 filed August 28, 1998.

      A(8)(a)(ii)       Form of Amendment to Service Agreement between The
                        Manufacturers Life Insurance Company and The
                        Manufacturers Life Insurance Company of America dated
                        December 31, 1992. Incorporated by reference to Exhibit
                        A(8)(a)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number
                        333-51293 filed August 28, 1998.

      A(8)(a)(iii)      Form of Amendment to Service Agreement between The
                        Manufacturers Life Insurance Company and The
                        Manufacturers Life Insurance Company of America dated
                        May 31, 1993. Incorporated by reference to Exhibit
                        A(8)(a)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number
                        333-51293 filed August 28, 1998.

      A(8)(a)(iv)       Form of Amendment to Service Agreement between The
                        Manufacturers Life Insurance Company and The
                        Manufacturers Life Insurance Company of America dated
                        June 30, 1993. Incorporated by reference to Exhibit
                        A(8)(a)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number
                        333-51293 filed August 28, 1998.

      A(8)(a)(v)        Form of Amendment to Service Agreement between The
                        Manufacturers Life Insurance Company and The
                        Manufacturers Life Insurance Company of America dated
                        December 31, 1996. Incorporated by reference to Exhibit
                        A(8)(a)(v) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number
                        333-51293 filed August 28, 1998.

      A(8)(a)(vi)       Form of Amendment to Service Agreement between The
                        Manufacturers Life Insurance Company and The
                        Manufacturers Life Insurance Company of America dated
                        May 31, 1998. Incorporated by reference to Exhibit
                        A(8)(a)(vi) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number
                        333-51293 filed August 28, 1998.

      A(8)(a)(vii)      Form of Amendment to Service Agreement between The
                        Manufacturers Life Insurance Company and The
                        Manufacturers Life Insurance Company of America dated
                        December 31, 1998. Incorporated by reference to Exhibit
                        A(8)(a)(vii) to post-effective amendment No. 11 to the registration statement on Form N-4, file number 33-57018 filed March 1, 1999.

      A(8)(b) Form of Stoploss Reinsurance Agreement. Incorporated by reference to Exhibit A(8)(b) to the SVUL Registration Statement.

      A(8)(c)(i)        Form of Service Agreement. Incorporated by reference to
                        Exhibit A(8)(c)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number
                        333-51293 filed August 28, 1998.

      A(8)(c)(ii)       Form of Amendment to Service Agreement. Incorporated by
                        reference to Exhibit A(8)(c)(ii) to pre-effective amendment no. 1 to the registration statement on Form
                        S-6, file number 333-51293 filed August 28, 1998.

      A(10)(a)(i)       Form of Application for Flexible Premium Variable Life
                        Insurance Policy. Incorporated by reference to Exhibit
                        A(10) to pre- effective amendment no. 1 to the registration statement on Form S-6, file number
                        33-51293, filed August 28, 1998.

      A(10)(b) Form of Assumption Reinsurance Agreement with The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of America, incorporated by reference to the initial registration statement on for S-6, file number 333-70950, filed October 4, 2001

2. Consents of the following:


      A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company of America - FILED HEREWITH



      B. B. Opinion and consent of Brian Koop, Actuary, of The Manufacturers Life Insurance Company of America - FILED HEREWITH



      C.    Consent of Ernst & Young LLP- FILED HEREWITH


3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4. Not applicable.


6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. - FILED HEREWITH


7. Powers of Attorney

            (i) (Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Joseph J. Pietroski, Rex Schlaybaugh) incorporated by reference to exhibit 7 to initial registration statement on Form S-6, file number 333-41814 filed July 20, 2000 on behalf of The Manufacturers Life Insurance Company (U.S.A.)

            (ii)  Powers of Attorney (John Ostler) incorporated by reference to exhibit 7(ii) of the initial registration statement on Form S-6, file number 333-70950, filed October 4, 2001

            (iii) Powers of Attorney (Jim Boyle, John Lyon incorporated by reference to exhibit 7(iii) of the initial registration statement on Form S-6, file number 333-70950, filed October 4, 2001

            (iv) Power of Attorney (Steven Mannik) - Incorporated by reference to exhibit 7(iv) of post-effective amendment no. 1 on Form S-6, filed number 71312

8. Undertakings

Article XII of the Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) provides as follows:

No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

iv) a transaction from which the director derived an improper personal benefit; or

v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this amendment to the Registration Statement to be signed on its behalf in the City of Boston, Massachusetts, on this 16th day of December, 2002.


SEPARATE ACCOUNT N OF
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
    COMPANY (U.S.A.)
    (Depositor)


By: /s/John D. DesPrez III
    ----------------------
    John D. DesPrez III
    President


      Pursuant to the requirements of the Securities Act of 1933, the Depositor has duly caused this Registration Statement to be signed by the undersigned on the 16th day of December, 2002 in the City of Boston, Massachusetts.


THE MANUFACTURERS LIFE
INSURANCE COMPANY (U.S.A.)


By: /s/John D. DesPrez III
    ----------------------
    John D. DesPrez III
    President

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities indicated on this 16th day of December, 2002.


Signature                                          Title

*                                                  Chairman and President
-----------------------------                      (Principal Executive Officer)
John D. DesPrez  III


*                                                  Executive Vice President and
-----------------------------                      (Chief Financial Officer)
John Ostler



*                                                  Director
-----------------------------

James Boyle


*                                                  Director
-----------------------------
Robert A. Cook


*                                                  Director
-----------------------------
Geoffrey Guy

*                                                  Director
-----------------------------
James O'Malley


*                                                  Director
-----------------------------
Steve Mannik


*                                                  Director
-----------------------------
John Lyon

*                                                  Director
-----------------------------
Rex Schlaybaugh, Jr.


*/s/James D. Gallagher
 ---------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney


333-____ New COLI Dec 2002

                                  EXHIBIT INDEX

Item No.       Description


A(5)(A)        FORM OF  FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY



2. Consents of the following:



      A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of the Manufacturers Life Insurance Company of America



      B. B. Opinion and consent of Brian Koop, Actuary, of The Manufacturers Life Insurance Company of America



      C.    Consent of Ernst & Young LLP



6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies.